

2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>December 31, 2024</u>

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-38392

BLINK CHARGING CO.
(Exact name of registrant as specified in its charter)

Nevada	**03-0608147**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5081 Howerton Way, Suite A	
Bowie, Maryland	**20715**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(305) 521-0200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	BLNK	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by the check mark whether the registration has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates (101,064,244 shares) computed by reference to the price at which the common equity was last sold ($2.74) as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2024): $270,806,708.

As of April 4, 2025, there were 102,718,815 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 with respect to the 2024 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K.

BLINK CHARGING CO.

TABLE OF CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. Forward-looking statements present our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and potential acquisitions, anticipated trends in our market, and our anticipated needs for working capital. They are generally identifiable by the use of the words "may," "will," "should," "anticipate," "estimate," "plans," "potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend," "could," "aim," or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements include, without limitation, the following statements:

- the EV charger industry as a whole is undercapitalized to deliver the full potential of the expected EV market growth in the near future;
- we expect to retain our leadership position with new capital;
- we do not anticipate paying any cash dividends on our common stock;
- we anticipate continuing to expand our revenues by selling our next generation of EV charging equipment, expanding Blink owned and operated charging equipment, expanding our sales channels, and implementing EV charging station occupancy fees (fees for remaining connected to the charging station beyond an allotted grace period after charging is completed), implementing subscription plans for our Blink-owned public charging locations, and advertising fees; and selling hardware to Special Purpose Vehicles (SPVs) and operating those under long term contracts for fees, and other emerging revenue streams.
- we are unique in our ability to offer various business models to Property Partners (as defined herein) and leverage our technology to meet the needs of both Property Partners and EV drivers; and

Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

- changes in the market acceptance of our products and services;
- increased levels of competition;
- changes in political, economic, or regulatory conditions generally and in the markets in which we operate;
- geopolitical crises, outbreak of hostilities, and acts of war such as the Russian invasion of Ukraine, the Israeli-Hamas war, and Houthi rebel ship attacks in the Red Sea, the actions that have been and could be taken by other countries, including new and stricter sanctions and actions taken in response to such sanctions;
- our relationships with key customers;
- adverse conditions in the industries in which our customers operate;
- our ability to retain and attract senior management and other key employees;
- our ability to respond to new technological developments quickly and effectively;
- our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our proprietary rights; and
- other risks, including those described in the "Risk Factors" section of this Annual Report.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. We cannot predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this Annual Report are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made.

Certain market data and other statistical information in this Annual Report are based on information from independent industry organizations and other third-party sources, including industry publications, surveys, and forecasts. Some market data and statistical information contained in this Annual Report are also based on management's estimates and calculations derived from our review and interpretation of the independent sources listed above, our internal research, and our knowledge of the EV industry. While we believe such information is reliable, we have not independently verified any third-party information, and our internal data has not been verified by any independent source.

From time to time, forward-looking statements are also included in our other periodic reports on Forms 10-Q and 8-K, in our press releases, in our presentations, on our website, and in other materials released to the public. Any or all of the forward-looking statements included in this Annual Report any other reports or public statements made by us are not guarantees of future performance and may turn out to be inaccurate. These forward-looking statements represent our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to risks, uncertainties, and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Considering these risks, uncertainties, and assumptions, the events described in the forward-looking statements might not occur or occur to a different extent or at a different time than we have described. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. All subsequent written and oral forward-looking statements concerning other matters addressed in this Annual Report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Annual Report.

Except to the extent required by U.S. federal securities law, we undertake no obligation to update or revise any forward-looking statements, whether because of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

For a discussion of factors that we believe could cause our actual results to differ materially from expected and historical results, see "Item 1A – Risk Factors" below.

In this Annual Report, unless otherwise indicated or the context otherwise requires, the "Company," "Blink," "Blink Charging," "we," "us" or "our" refer to Blink Charging Co., a Nevada corporation, and its consolidated subsidiaries.

The mark "Blink" is our registered trademark in the United States and the other countries in which we are active. We have registered other trademarks and use certain trademarks, trade names, and logos that have not been registered. We claim common law rights to these unregistered trademarks, trade names, and logos.

ITEM 1.   BUSINESS.

Overview

Blink Charging Co., through its consolidated subsidiaries, is a leading owner, operator, provider, and manufacturer of electric vehicle ("EV") charging equipment and networked EV charging services in the rapidly growing U.S. and international markets for EVs. Blink offers EV charging equipment and services, enabling EV drivers to recharge at various locations. Blink's principal line of products and services is its Blink EV charging networks (the "Blink Networks") and Blink EV charging equipment, also known as electric vehicle supply equipment ("EVSE"), and other EV-related services. The Blink Networks are a proprietary, cloud-based system that operates, maintains, and manages Blink charging stations and handles the associated charging data, back-end operations, and payment processing. The Blink Networks provide fleets, property owners, managers, parking companies, and state and municipal entities ("Property Partners"), among other types of commercial customers, with cloud-based services that enable the remote monitoring and management of EV charging stations. The Blink Networks also provide EV drivers with vital station information, including station location, availability, and fees (as applicable).

To capture more revenues derived from providing EV charging equipment to commercial customers and to help differentiate Blink in the EV infrastructure market, Blink offers Property Partners a comprehensive range of solutions for EV charging equipment and services that generally fall into one of the business models below, differentiated by who owns the equipment and who bears the costs of installation, equipment, maintenance, and the percentage of revenue shared.

- In our *Blink-owned turnkey business model*, we incur the charging equipment and installation costs. We own and operate the EV charging station and provide connectivity of the charging station to the Blink Networks. In this model, which favors recurring revenues, we incur most costs associated with the EV charging stations; thus, we retain substantially all EV charging revenues after deducting network connectivity and processing fees. Our agreement with the Property Partner typically lasts nine years, with extensions that can bring it to 27 years.

- In our *Blink-owned hybrid business model*, we incur the charging equipment costs while the Property Partner incurs the installation costs. We own and operate the EV charging station and provide connectivity to the Blink Networks. In this model, since the Property Partner incurs the installation costs; we share a more generous portion of the EV charging revenues with the Property Partner after deducting Blink network connectivity and processing fees. Our agreement with the Property Partner typically lasts seven years, with extensions that can bring it to 21 years.

- In our *host-owned business model*, the Property Partner purchases, owns, and operates the Blink EV charging station and incurs the installation costs. We work with the Property Partner by providing site recommendations, connectivity to the Blink Networks, payment processing, and optional maintenance services. In this model, the Property Partner retains and keeps all the EV charging revenues after deducting Blink network connectivity and processing fees.

We also own and operate car-sharing and ride-sharing programs through our wholly owned subsidiary, Envoy Mobility (formerly Blink Mobility). These programs allow customers to share electric vehicles through subscription services and charge those cars through our charging stations. Blink's wholly owned subsidiary, Envoy, filed a registration statement on Form S-1 dated February 11, 2025 to register shares in connection with its contemplated initial public offering as well as the issuance of shares to its former shareholders in connection with Blink's acquisition of Envoy.

In pursuit of our commitment to fostering the widespread adoption of electric vehicles (EVs) through the establishment and management of EV charging infrastructure on a global scale, we remain steadfast in our dedication to mitigating climate change. This dedication is evidenced by our efforts to diminish greenhouse gas emissions stemming from gasoline-powered vehicles. With the goal of being a leader in the build-out of EV charging infrastructure and maximizing our share of the EV charging market, we have established strategic commercial, municipal, and retail partnerships across industry verticals and encompassing numerous transit/destination locations, including airports, auto dealers, healthcare/medical, hotels, mixed-use facilities, municipal sites, multifamily residential and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs, and workplace locations.

In 2024, we entered into agreements with significant new customers, including the City of South Lake Tahoe, Alameda City, the City of Porterville, the Fresno Unified School District, Imperial Center, the City of Fresno, New Castle County, Maryland Department of General Services, Sonepar, and CED. Similarly, in 2023, we entered into agreements with significant new customers, including the United States Postal Service (USPS), Mack Trucks, McArthurGlen, BluePoint, Mike Albert Fleet Solutions, Royal Farms, John Henry General Store, Moberly Motor Company, Arcos Dorados (McDonald's Puerto Rico), AAA, Allegiant Stadium (Las Vegas), Village of Tuckahoe (NY), Miami Beach (FL), Metropolitan Government of Nashville-Davidson County, and Salt Lake City International Airport, that expand our potential for unit sales and deployments.

In 2022, we expanded our presence through the acquisitions of SemaConnect and Electric Blue, establishing new offices in Bowie, Maryland, and St. Albans, United Kingdom. Additionally, we opened manufacturing facilities in Bowie, Maryland, and Bangalore, India. These additions enhance our capacity in the U.S. and internationally, enabling us to develop and manufacture hardware and innovate new software capabilities to address the evolving EV charging landscape. They also serve as crucial hubs for operations in the United States, Europe, Asia Pacific, and the Middle East. This expansion aligns with our strategic goal of growing our global engineering teams and establishing operational hubs to support our international expansion into new regions.

As of December 31, 2024, we contracted, sold or deployed 109,596 chargers, of which 87,500 were on Blink Networks (comprised of 61,625 Level 2 commercial chargers, 1,392 DCFC commercial chargers, 691 residential chargers, and 23,792 chargers pending to be commissioned). Included on Blink Networks are 6,867 chargers owned by us. The remaining 22,096 not on Blink networks were on other networks, international sales, or deployments (comprised of 5,155 Level 2 commercial chargers, 75 DC Fast Charging chargers, 12,298 residential Level 2 Blink EV chargers, 2,861 sold to other U.S. networks and, 1,707 sold internationally). Blink networked chargers include public and private chargers, as designated by stations owners, and are net of swap-outs, replacement units, and decommissioned units. Certain commercial chargers include chargers installed in residential settings for commercial purposes. All chargers, including at all international Blink locations, are categorized based on US Department of Energy guidelines.

As an EV charging station leader, we understand our corporate social responsibility and remain steadfast in our commitment to fostering a cleaner, improved global environment. By prioritizing our environmental, social, and governance initiatives, we consistently enhance our standing within the EV industry as a responsible and value-enhancing service provider within the ecosystem. Upholding sustainable procurement, we intend to persist in aligning with partners who share our vision for societal advancement and uphold ethical business standards. As our technology advances, we are devoted to implementing recycling programs aimed at repurposing older products.

Industry Overview

Despite changes in the regulatory and incentive environments, the U.S. EV market continues to progress maintaining momentum in new car sales and adding vehicles to the overall installed base. According to Cox Automotive's Kelley Blue Book, sales of electric vehicles in U.S., increased 15.2% in the fourth quarter of 2024 to 365,824 units, becoming the new quarterly record.

Momentum in the new EV sales market is also supported by the significant investments by auto Original Equipment Manufacturers ("OEMs"). The Environmental Defense Fund reported on January 8, 2025, that by the end of 2024, auto manufacturers announced $197.6 billion in investment in US EV battery manufacturing facilities of the last decade. The announced funding is for 229 distinct manufacturing investments at 208 different facilities. Production has begun at 57 of those projects, which are supporting more than 50,000 jobs. More than 100 projects were under construction, which makes it a total of 69% of all projects are now showing of-the-ground results.

Another contributing factor to charging demand for EVs are sales of used vehicles. According to the Bay State Banner, a Massachusetts publication, used EV car sales in November 2024 alone grew 61.3% nationally. This trend reflects positively on Blink as used EVs are increasingly purchased by individuals who reside in multi-family dwellings and reply on public charging and on-site commercial charging for their charging needs.

In addition, we believe that advancements made in battery technologies are allowing EVs to achieve approximate cost parity with internal combustion engine vehicles and will extend driving range and consumer confidence moving the market away from range anxiety toward range confidence, creating further consumer demand. For example, Chevrolet started selling an electric Equinox SUV model for under $35,000, which makes it attractive for entry level buyers.

2025 is expected to be a year of increasing numbers of EV models available and improved infrastructure to support them. In 2024, many traditional and new auto manufacturers have introduced new EV models such as the Hyundai Ioniq 5, Kia EV9, Hyundai Ioniq 6, Honda Prologue, Polestar 2, and Hyundai Kona Electric, Cadillac Vistiq, and others.

Our EV Charging Solutions

We offer a variety of EV charging products and services to Property Partners and EV drivers.

EV Charging Solutions

- *Level 2*. We offer a wide range of Level 2 (AC) EV charging equipment, ideal for commercial and residential use, with the North American universal J1772 connector, the North American Charging Standard (NACS) connector, and the Type 2 connector compatible with electric vehicles in Europe and across Latin America.

- Our commercial Level 2 chargers consist of the EQ, MQ, and the Series 6, 7, and 8 families, which are available in pedestal, wall mount, and pole mount configurations. The MQ along with the Series 6, 7, and 8 chargers offer an optional cable management system. Additionally, we offer three residential Level 2 chargers for the Americas: the wall-mounted HQ 200, and a smart charging cable, the PQ 150, designed for European markets. Our commercial and residential chargers can all connect to the Blink Networks for a wide range of software solutions. Level 2 charging stations typically provide a full charge in five to ten hours. Level 2 chargers are ideally suited for low-cost installations and frequently used parking locations, such as workplaces, multifamily residential, retail, hospitality, and mixed-use, parking garages, municipalities, colleges/schools, hospitals and airports.

- *International Products*. We offer Level 2 AC and DC products for the rapidly expanding international markets targeted at the residential, workplace, retail, parking garages, leasing companies, hospitality, and other locations. These products are available with the Type 2, GBT, and CCS 2 connectors and include the PQ 150, Series 3 (an ideal product for the 2/3-wheeled vehicles), and the EQ 200.

- *Mobile Charger*. We offer the HQ 200-M Level 2 charger for the mobile/emergency charging market which requires a portable charger to be used for roadside or other use cases where a connection to the electricity grid is not available.

- *DCFC*. We offer a complete line of DC Fast Charging equipment ("DCFC") that ranges from 30kW to 600kW, supports the 'CHAdeMo', CCS1, and NACS connectors, and typically provide an 80% charge in less than 30 minutes. Installation of DCFC stations and grid requirements are typically greater than Level 2 charging stations and are ideally suited for dense metropolitan areas and locations between long distance travel destinations. These include the Series 9 40kW DC Fast Charger that works ideally for the fleet, auto dealership, and retail segments and is available in wall and pedestal mount configurations, the Blink 60kW-360kW All-in-One DC Fast Chargers, and Distributed Cabinet and Dispenser DC Fast Chargers up to 600kW.

- *Blink Network*. The Blink Network is a cloud-based platform that manages our network of EV chargers around the world for remote monitoring, management, payment processing, customer support, load management, roaming, and other features required for operating the Blink Networks of EV charging locations.

- *Blink Charging Mobile App*. We offer Blink Charging Mobile Apps (iOS and Android) that provide EV drivers control by giving them improved search capabilities which allows them to search for nearby amenities, as well as chargers by zip-codes, city, business, category, or address, and expanded keyword search. The app also includes payment functionality, eliminating the need for a credit card.

- *Fleet Management*. We offer Fleet Management applications, targeted at commercial, municipal, and federal fleets for planning, managing, and optimizing their departure schedules and energy costs. Our Fleet Management applications can be used as standalone tools or integrated into existing fleet management solutions, which allows Blink to be a flexible and value-added solution within existing software stacks.

Competitive Advantages/Operational Strengths

Long-Term Contracts with Property Owners. We have strategic and often long-term agreements that include location exclusivity with Property Partners across numerous transit/destination locations, including airports, car dealers, healthcare/medical, hotels, mixed-use facilities, municipal locations, multifamily residential and condo, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs, and workplace locations. Property Partners include well-recognized companies, large municipalities and local businesses. Representative examples include the City of Miami Beach, City of Chula Vista, City of Phoenix, City of Portland, City of Knoxville, City of San Antonio, City of Leeds (UK), University of San Diego, City of San Diego, Ohlone College, ACE Parking, Q-Park, Icon Parking, SP+ Parking, iPark, LAZ Parking, Reef Parking, Federal Realty, Equity Residential, Related Group, Johnson & Johnson, Kaiser Permanente, Blessing Healthcare, Sony Pictures Entertainment, Starbucks, JBG Associates, Kroger Company, Fred Meyer Stores, Inc., Fry's Food & Drug, Inc., Raising Cane's, McDonald's, Carl's Jr., Burger King, Walgreens and Ralphs Grocery Company. We continue to generate new contracts with Property Partners that previously secured our services independently or had contracts with the EV service providers that we acquired in the past.

Vertically Integrated Supply Chain, Engineering and Manufacturing. We are a fully vertically integrated charging equipment and software provider, among the few in the world. We believe this strategy provides multiple benefits among which are the bottom-up approach to design and engineering, compliance with "Buy American" hardware requirements, controlling the supply chain timing and costs, ensuring adequate levels of inventory in constrained markets, and ability to capture the manufacturing margin in a high-demand environment.

Differentiated but Flexible Business Models. We own, operate and supply proprietary electric vehicle charging equipment and networked EV charging services. We believe that our ability to provide various business models, including a comprehensive turnkey solution, to Property Partners and leverage our technology to meet both Property Partners' and EV drivers' needs provides us a competitive advantage in addition to more compelling long-term growth opportunities than possible through equipment sales only.

Ownership and Control of EV Charging Stations and Services. Ownership of EV charging stations and services allows us to control the settings and pricing for our EV charging services, service the equipment as necessary, and have more effective brand management and price uniformity. As for those stations that we do not own, we are using our best efforts to encourage their owners to keep the stations operating in good order and, in some cases, to replace faulty stations with our new charging station equipment.

Our Growth Strategy

Our objective is to continue becoming a leading provider of EV charging solutions by deploying mass-scale EV charging infrastructure. By doing so, we aim to enable the accelerated growth of EV adoption and the EV industry. Key elements of our growth strategy include:

- *Relentless Focus on Customer Satisfaction.* Our objective is to increase overall customer satisfaction among new and existing Property Partners and EV drivers. This entails prioritizing charger uptime and availability while expanding and enhancing the EV charging infrastructure within densely populated regions of high demand. Furthermore, we are committed to optimizing the productivity and utilization of existing EV charging stations, as well as enhancing the key features of our EV charging station hardware and Blink Networks.

  We are equally focused on analyzing our network uptime and reliability and dedicating resources to maintaining network uptime.

- *Pursue Strategic Opportunities to Expand Blink-Owned Turnkey and Hybrid Models.* We have structured our business to identify and pursue opportunities to develop Blink's owner and operator business model with locations that have potential of high utilization, where grant or rebate funds are available, and where we can realize long-term benefit for the EV charging location to establish long-term recurring revenue in the US, European Union, and UK.

- *Continue to Invest in Technology Innovations.* We continue to enhance the product offerings available in our EV charging hardware, cloud-based software, and networking capability in the US and International. Our Networks can serve a wide variety of EV equipment, languages, currencies, and applications, allowing Blink to stay competitive in the fast-moving EV charging landscape. Concurrently, the mobile app creates a seamless driver charging experience across the globe. Our software implementation allows us to remain technology agnostic to enable the onboarding of OCPP compliant equipment from other manufacturers onto our newly designed network.

- ***Strengthen and Support our Human Capital.*** Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

- ***Expand Sales and Marketing Resources.*** We intend to invest in sales and marketing infrastructure to capitalize on market growth and expand our go-to-market strategy while maintaining a disciplined approach to expenses. Today, we use a direct sales force, as well as maintaining relationships with notable resellers and electrical equipment distributors.

- ***Seek Strategic Acquisition Opportunities.*** We seek domestic and international acquisition opportunities which are accretive towards our profitability targets, while allowing us to expeditiously expand our footprint of EV charging station locations, product offerings and enhance our Blink Network.

- ***Leverage Our Early Mover Advantage.*** We continue to leverage our extensive and defendable first-mover advantage and the digital customer experience we have created for both EV drivers and Property Partners. We believe that hundreds of thousands of Blink driver registrants appreciate the value of transacting charging sessions on established robust networks. Blink chargers are primarily deployed throughout the United States, Europe, Mexico, and Central America. Users commonly exhibit a preference for remaining with a single, cohesive network.

- ***Appropriately Capitalize Our Business.*** We continue to pursue new potential capital sources to deliver critical operational objectives and the necessary resources to execute our overall strategy. The EV charging industry, as a whole, is undercapitalized to deliver the full potential of the expected EV market growth in the near future. We expect to retain our leadership position with new growth capital as required.

Sales

Our sales organization builds and maintains long-term business relationships with our customers by utilizing our three core business models. These business models provide a high degree of flexibility to match host location goals and objectives for EV charging with our industry-leading equipment and software solutions. Our team identifies locations that have the potential to create long-term, recurring value for the Property Partner and Blink. Sales personnel are able to pivot to traditional equipment sales when, and if, a location is not identified as a promising generator of future recurring revenues. The team strives to maintain a balance between equipment sales that grow revenue today, and site locations that have potential to generate strong revenues in the future under our owner-operator business models.

We also engage with strategic electrical distributor and reseller partners across a range of vertical markets both within the U.S. and globally. These organizations typically have unique relationships or capabilities within their respective markets and provide Blink with additional sales opportunities. These partnerships amplify Blink's sales reach and are authorized to sell our EV charging hardware, software services (connectivity to the Blink Networks), and extended warranty service plans.

In 2024, we entered into agreements with new major customers, including the City of South Lake Tahoe, Alameda City, the City of Porterville, the Fresno Unified School District, Imperial Center, the City of Fresno, New Castle County, Maryland Department of General Services, Sonepar, CED, Similarly, in 2023, we entered into agreements with new major customers, including the United States Postal Service ("USPS"), Mack Trucks, McArthurGlen, BluePoint, Mike Albert Fleet Solutions, Royal Farms, John Henry General Store, Moberly Motor Company, Arcos Dorados (McDonald's Puerto Rico), AAA, Allegiant Stadium (Las Vegas), Village of Tuckahoe (NY), Miami Beach (FL), Metropolitan Government of Nashville-Davidson County, Salt Lake City International Airport, and others that expand our potential for unit sales and deployments. Along with these new business relationships, we forged critical strategic relationships with organizations that directly or indirectly influence EV charging station purchase decisions.

Our in-house staff performs a variety of marketing activities. Our marketing team works to promote and sell our services to a variety of vertical markets, and directly to EV drivers. We also utilize marketing and communication channels, including press releases, email marketing, website (www.blinkcharging.com), pay-per-click advertising, social media marketing, webinars, sponsorships and partnerships, advertising and conferences. Our website's information is not, and will not be deemed, a part of this Annual Report or incorporated into any other filings we make with the SEC.

We continue to invest in improving our company-owned stations' service and maintenance and those stations with service and maintenance plans and expanding our cloud-based network capabilities. We anticipate continuing to grow our revenues by (i) selling our next generation of EV charging equipment to current as well as to new Property Partners, which includes airports, auto dealers, healthcare/medical, hotels, mixed-use facilities, municipal locations, multifamily residential and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, supermarkets, transportation hubs, and workplace locations, (ii) expanding our sales channels to wholesale distributors, utilities, OEMs, solar integrators, and dealers, which will include implementing EV charging station occupancy fees (after charging is completed, fees for remaining connected to the charging station beyond an allotted grace period) and subscription plans for EV drivers on our company-owned public charging locations, (iii) adding additional charging stations in locations with increasing utilization metrics, (iv) offering the Blink Care maintenance program, and (v) offering extended warranties for our chargers and services.

Our Customers and Partners

We have strategic partnerships across numerous transit/destination locations, including airports, auto dealers, healthcare/medical, hotels, mixed use facilities and municipal locations, multifamily residential and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs, and workplace locations. We have hundreds of Property Partners that include well recognized companies, large municipalities, and local businesses. We strive to engage all Blink-owned turnkey and hybrid property partners with exclusive EV charging contracts. This strategy further supports our owner-operator model to generate recurring revenue for both the Property Partner and Blink. Representative examples are McDonald's, Sony Pictures, Caltrans, Audi of America, Porsche Design Tower, City of Azusa, City of Chula Vista, City of Springfield, City of Tucson, City of Fayetteville, BJ's Inc., Federal Realty, Fred Meyer Stores, Inc., Fry's Food & Drug, Inc., Kana Hotel Group, Kroger Company, and Ralphs Grocery Company. We continue to establish new contracts with Property Partners that previously secured our services independently or had contracts with the EV services providers that we acquired.

Our revenues are primarily derived from fees charged to EV drivers for EV charging in public locations, EV charging hardware sales, government grants and sales of equipment warranties. EV charging fees to drivers are based on an hourly rate, by energy dispensed per kilowatt-hour ("kWh"), or by session. Such fees are calculated based on various factors, including associated station costs and local electricity tariffs. EV charging hardware is sold to our customers engaged with our host-owned business model. Other income sources from EV charging services are network fees, extended warranty fees, membership fees, and payment processing fees paid by our Property Partners. Blink generates revenues from its EV car-sharing program through Envoy and BlueLA, which allow customers the ability to retain electric vehicles through a subscription service.

We are focused on profitable international expansion and have made significant progress at expanding our business across the globe, focusing primarily on Europe, United Kingdom, and Latin America.

Our Competition

The EV charging equipment and service market is highly competitive, and we expect the market to become increasingly competitive as new entrants enter this growing market. Our products and services compete on product performance and features, the total cost of ownership, sales capabilities, financial stability, brand recognition, product reliability, and the installed base's size. Our existing competition in the U.S. currently includes ChargePoint, which manufactures EV charging equipment and operates the ChargePoint Network, and EVgo, which offers home and public charging with pay-as-you-go and subscription models. Other entrants into the connected EV charging station equipment market include Flo, Volta, Clipper Creek, StarCharge, Wallbox, Autel, and EV Connect. We believe these additional competitors struggle with gaining the necessary network traction but could gain momentum in the future. While Tesla does offer EV charging services, the connector type currently restricts the chargers to Tesla vehicles only in North America, which we believe will change as a number of OEMs have announced transitioning to the North American Charging Standard (NACS) used by Tesla. Many other EV charging companies offer non-networked or "basic" chargers with limited customer leverage but could provide a low-cost solution for basic charger needs in commercial and home locations.

Our competitive advantage in this market includes vertical integration and our exclusive, long-term contracts with our Property Partners and flexible business models. We offer our EV charging station equipment and provide access to a robust EV charging network.

10

Government Grants

We have a full-time dedicated team to identify and process federal, state and international funding opportunities in the US, European Union and UK for EV charging infrastructure development. Grants for EV charging infrastructure drive sustainable mobility by accelerating deployment, ensuring access, and supporting the transition to a zero-emission future. We are committed to pursuing EV charging development grant opportunities in all 50 states. Funding sources in the U.S. include the Department of Energy, Department of Transportation, Department of Agriculture, the VW mitigation settlement trust fund, funding initiatives from utility service providers and various state and local jurisdictions. Blink has recently completed grant projects in Maryland, New Jersey, Florida and Delaware increasing our DCFC footprint throughout the East Coast; with additional projects slated for deployment in 2025. In Europe, we have a significant presence both in the European Union and the United Kingdom through our acquisitions of Blue Corner and Electric Blue. Our staff in Europe has significant experience in applying and taking advantage of various European jurisdictions incentives and rebate.

Disclosure Related to Climate Change

On March 21, 2022, the Securities and Exchange Commission ("SEC") proposed rules mandating climate-related disclosures in companies' annual reports and registration statements. While the SEC subsequently issued an order staying the rules, the proposed rules contemplate, if ultimately adopted, phase-in periods based on SEC filer status, with extended phase-in periods for Scope 3 disclosures and third-party attestation requirements. On March 6, 2024, the SEC adopted rules mandating climate-related disclosures in companies' annual reports and registration statements. However, these rules are currently on hold due to legal challenges. Under the direction and supervision of senior management and with board oversight, our Environmental, Social, and Governance ("ESG") Committee has initiated a process to implement and maintain compliance with the SEC's and European Union's climate disclosure requirements, pending the resolution of these legal challenges.

Privacy and Data Security Laws

We are currently subject, and/or may in the future be subject, to numerous privacy and data security laws. For example, some U.S. states, members of the European Economic Area, the United Kingdom, and many other jurisdictions in which we operate have adopted some form of privacy and data security laws and regulations which impose significant compliance obligations.

The European Union's General Data Protection Regulation ("GDPR"), which is wide-ranging in scope, imposes several requirements relating to a variety of matters, including the control over personal data by individuals to whom the personal data relates, the information provided to the individuals, the documentation we must maintain, the security and confidentiality of the personal data, data breach notification, and the use of third-party processors in connection with the processing of personal data. The GDPR also imposes strict rules on the transfer of personal data outside of the European Union ("EU"), provides an enforcement authority, and authorizes the imposition of large penalties for noncompliance, including the potential for significant fines. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between Blink Charging and its subsidiaries, including employee information. The GDPR has increased our responsibility and potential liability in relation to all types of personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, which could divert management's attention and increase its cost of doing business, and despite our ongoing efforts to bring its practices into compliance with the GDPR, it may not be successful.

Additionally, we are governed by a California state privacy law called the California Consumer Privacy Act of 2018 ("CCPA"), which contains requirements similar to GDPR for the handling of personal information of California residents. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered companies to provide new disclosures to California consumers (as that word is broadly defined in the CCPA), and new ways for such consumers to opt out of certain sales of personal information, and to allow for a new cause of action for data breaches. Further, California voters approved a new privacy law, the California Privacy Rights Act ("CPRA") in November 2020. Effective starting on January 1, 2023, the CPRA significantly modifies the CCPA, including by expanding the consumers' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency, the California Privacy Protection Agency (CPPA), that is vested with authority to implement and enforce the CCPA and the CPRA. In addition to the CPRA, several other states have passed or are in the process of passing comprehensive data privacy laws, including the Virginia Consumer Data Protection Act (VCDPA), the Colorado Privacy Act (CPA), the Connecticut Data Privacy Act (CTDPA), and the Utah Consumer Privacy Act (UCPA). The Virginia law became effective on January 1, 2023; the Colorado law became effective on July 1, 2023; and the Connecticut law became effective on July 1, 2023. The Utah Privacy Act came into force on December 1, 2023, and there are expected legislative changes in other states as well, shaping the evolving national data privacy landscape.

The GDPR, CCPA, CPRA, VCDPA, CPA, CTDPA and UCPA exemplify the vulnerability of our business to the evolving regulatory environment related to personal data. Our compliance costs and potential liability may increase as a result of additional national and international regulatory requirements related to data privacy and data security. We are currently subject, and/or may in the future be subject, to numerous privacy and data security laws. For example, some U.S. states, members of the European Economic Area, the United Kingdom, and many other jurisdictions in which we operate have adopted or are in the process of adopting privacy and data security laws and regulations which impose significant compliance obligations.

Environmental, Social, and Governance (ESG)

We are committed to sourcing only responsibly produced materials. We have a zero-tolerance policy when it comes to child or forced labor and human trafficking by our suppliers. We believe that sound corporate governance is critical to helping us achieve our goals, including with respect to ESG. We are focused on further enhancing sustainability of operations and continue to evolve a governance framework that exercises appropriate oversight of responsibilities at all levels throughout the company. Our board-level ESG Committee, with active management participation, will oversee ESG initiatives and priorities.

Government Regulation and Incentives

State, regional and local regulations for installing EV charging stations vary from jurisdiction to jurisdiction and may include permitting requirements, inspection requirements, licensing of contractors, and certifications. Compliance with such regulations may cause installation delays.

We intend to continue to vigorously seek additional grants, loans, rebates, subsidies, and incentives as cost-effective means of reducing our capital investment in the promotion, purchase and installation of charging stations where applicable. We expect these incentives, rebates, and tax credits to be important for our future growth. Additionally, some incentives are currently offered to encourage electric vehicle adoption at the federal, state and local levels. The Federal Government provides a personal income tax credit for qualified buyers of plug-in electric vehicles, with a maximum of $7,500, depending on vehicle weight and battery capacity, income levels, and battery sourcing origin. States such as California, Colorado, Delaware, Maryland, Massachusetts, New York, and Rhode Island offer various rebates, grants, and tax credits to incentivize EV and EVSE purchases.

CESQG

As a Conditionally Exempt Small Quantity Generator ("CESQG"), we generate a limited quantity of hazardous waste, mainly solvent contaminated wipes, which are transported to local solid waste facilities. Scrapped electronic boards are transported to a local recycler. A CESQG of hazardous waste is defined as a generator that:

- produces no more than 100 kg (220 lbs.) of hazardous waste per calendar month;

- produces no more than 1 kg (2.2 lbs.) of acute hazardous waste per calendar month;

- never accumulates more than 1,000 kg (2,204 lbs.) of hazardous waste at any one time; and

- never accumulates more than 1 kg (2.2 lbs.) of acute hazardous waste at any one time.

The use of our machinery and equipment must comply with the following applicable laws and regulations, including safety and environmental regulations:

- General Safety for All Employees – Includes health hazard communication, emergency exit plans, electrical safety-related work practices, office safety, and hand-powered tools.

- Technicians and Engineers – Only authorized persons (technicians and engineers) perform product testing and repair in the facility's production and engineering areas, including those engineers involved in field service work. Regulations include control of hazardous energy and personal protective equipment.

- Logisticians – Includes forklift operations performed only by certified shipping/receiving personnel and material handling and storage.

We fully comply with the general industry category's environmental regulations applicable to us as a CESQG.

OSHA

We are subject to the Occupational Safety and Health Act of 1970, as amended ("OSHA"). OSHA establishes specific employer responsibilities, including maintaining a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various recordkeeping, disclosure and procedural requirements. Multiple standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. We are in full compliance with OSHA regulations.

NEMA

The National Electrical Manufacturers Association ("NEMA") is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for developing technical standards in the industry and users' best interests, advocating industry policies on legislative and regulatory matters, and collecting, analyzing, and disseminating industry data. All products distributed within the U.S. adhere to the applicable NEMA standards governing such merchandise.

Waste Handling and Disposal

We are subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste, and may impose strict, joint, and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed of or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

We also generate solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation, and disposal of hazardous wastes. Certain components of our products are excluded from RCRA's hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect our operating expenses.

Similar laws exist in other jurisdictions where we operate. Additionally, in the EU, we are subject to the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"). The WEEE Directive provides for the creation of a collection scheme where consumers return waste electrical and electronic equipment to merchants, such as Blink Charging. If we fail to properly manage such waste electrical and electronic equipment, it may be subject to fines, sanctions, or other actions that may have an adverse effect on our financial operations.

Intellectual Property

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. Our success depends partly on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

Our patents relate to various EV charging station designs. We intend to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide a meaningful competitive advantage. If we cannot do so, our ability to protect our intellectual property or prevent others from infringing our proprietary rights may be impaired.

Human Capital Resources

Our experienced employees and management team are some of our most valuable resources, and we are committed to attracting, motivating, and retaining top talent. As of December 31, 2024, we had 594 employees, including 542 full-time employees. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our success is directly related to the satisfaction, growth, and development of our employees. We strive to offer a work environment where employee opinions are valued and allow our employees to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise and continue to provide our personnel with personal and professional growth. We emphasize several measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development and training, diversity and inclusion, and compensation and pay equity.

Diversity and Inclusion and Ethical Business Practices. We believe that a company culture focused on diversity and inclusion is a crucial driver of creativity and innovation. We also believe that diverse and inclusive teams make better business decisions, ultimately driving better business outcomes. We are committed to recruiting, retaining, and developing high-performing, innovative, and engaged employees with diverse backgrounds and experiences. This commitment includes providing equal access to, and participation in, equal employment opportunities, programs, and services without regard to race, religion, color, national origin, disability, sex, sexual orientation, gender identity, stereotypes, or assumptions based thereon. We welcome and celebrate our teams' differences, experiences, and beliefs, and we are investing in a more engaged, diverse, and inclusive workforce.

We also foster a strong corporate culture that promotes high standards of ethics and compliance for our business, including policies that set forth principles to guide employee, officer, director, and vendor conduct, such as our Code of Business Conduct and Ethics. We also maintain a whistleblower policy and anonymous hotline for the confidential reporting of any suspected policy violations or unethical business conduct on the part of our businesses, employees, officers, directors, or vendors.

Available Information

We maintain a corporate website at www.blinkcharging.com. Our website's information is not, and will not be deemed, a part of this Annual Report or incorporated into any other filings we make with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available, free of charge, on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our corporate governance documents, including our code of conduct and ethics, are also available on our website. In this Annual Report on Form 10-K, we incorporate by reference as identified herein certain information from parts of our proxy statement for our 2024 Annual Meeting of Stockholders, which we will file with the SEC and will be available, free of charge, on our website. Reports of our executive officers, directors, and any other persons required to file securities ownership reports under Section 16(a) of the Exchange Act are also available on our website.

ITEM 1A. RISK FACTORS.

In addition to other information in this Annual Report and in other filings we make with the Securities and Exchange Commission ("SEC"), the following risk factors should be carefully considered in evaluating our business as they may have a significant impact on our business, operating results and financial condition. If any of the following risks occur, our business, cash flow, results of operations, financial condition and future business prospects could be materially and adversely affected, and the trading price of our common stock could decline. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and stockholders and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business

We have a history of substantial net losses and expect losses to continue in the future; if we do not achieve and sustain profitability, our financial condition could suffer.

We have experienced substantial net losses, and we expect to continue to incur substantial losses for the foreseeable future. We incurred net losses of approximately $198.1 million, $203.7 million and $91.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had net working capital of approximately $82 million and an accumulated deficit of approximately $736 million. We have not yet achieved profitability.

If our revenue grows slower than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, and our financial condition could suffer. We can give no assurance that we will ever achieve profitable operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Whether we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. We may need to borrow additional funds or sell our equity or debt securities, or some combination of both, to provide funding for our operations in the future. Such additional funding may not be available on commercially reasonable terms, or at all, and any equity financing would be dilutive to our stockholders.

We may need additional capital to fund our growing operations but cannot assure you that we will be able to obtain sufficient capital from potential sources, and we may have to limit the scope of our operations or take actions that may dilute your financial interest.

We will need additional capital to fund our growing operations in the future. The proceeds from our existing at-the-market ("ATM") program and funds from other potential sources, along with our cash and cash equivalents, may not be sufficient to fund our operations for the near future and we may not be able to obtain additional financing. If adequate additional financing is not available on reasonable terms or available at all, we may not be able to undertake expansion or continue our marketing efforts and we would have to modify our business plans accordingly. The extent of our capital needs will depend on numerous factors, including: (i) our profitability; (ii) the release of competitive products and/or services by our competition; (iii) the level of our investment in research and product development; (iv) the amount of our capital expenditures, including acquisitions; and (v) our growth. We cannot be certain that additional funding and incremental working capital will be available to us on acceptable terms, if at all, or that it will exist in a timely and/or adequate manner to allow for the proper execution of our near and long-term business strategy. If sufficient funds are not available on terms and conditions acceptable to management and stockholders, we may be required to delay, reduce the scope of, or eliminate further development of our business operations.

Even if we obtain requisite financing, it may be on terms not favorable to us, it may be costly and it may require us to agree to covenants or other provisions that will favor new investors over existing stockholders or other restrictions that may adversely affect our business. Additional funding, if obtained, may also result in significant dilution to our stockholders.

Our revenue growth ultimately depends on consumers' willingness to adopt electric vehicles in a market that is still in its early stages.

Our growth is highly dependent upon the adoption by consumers of EVs, and we are subject to the risk of reduced demand for EVs. If the market for EVs does not gain broader market acceptance or develops slower than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for EV original equipment manufacturers, and changing consumer demands and behaviors. Factors that may influence the purchase and use of alternative fuel vehicles, specifically EVs, include:

- perceptions about EV quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs;
- the limited range over which EVs may be driven on a single battery charge and concerns about running out of power while in use;
- limitations in the development of battery technology;
- concerns regarding the stability of the electrical grid;

- improvements in the fuel economy of the internal combustion engine;
- the initial cost of purchasing EVs compared to conventional gas-powered automobiles;
- the number, price and variety of EV models available for purchase;
- consumers' desire and ability to purchase a luxury automobile or one that is perceived as exclusive;
- EV supply chain disruptions including availability of certain components such as semiconductors, microchips and lithium, availability of batteries and battery materials, and geopolitical and trade issues that may disrupt the EV supply chain;
- the environmental consciousness of consumers;
- volatility in the cost of oil and gasoline;
- consumers' perceptions of the dependency of the United States on oil from unstable or hostile countries and the impact of international conflicts;
- government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
- access to charging stations, standardization of EV charging systems and consumers' perceptions about convenience and cost to charge an EV; and
- the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of zero emission vehicles.

The influence of any of the factors described above may negatively impact the widespread consumer adoption of EVs, which would materially and adversely affect our business, operating results, financial condition and prospects.

Changes to corporate average fuel economy standards may negatively impact the EV market, which would adversely affect our business.

As regulatory initiatives have required an increase in the consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of electric and other alternative vehicles is increasing. To meet higher fuel efficiency and greenhouse gas emission standards for passenger vehicles, automobile manufacturers are increasingly using technologies, such as turbocharging, direct injection and higher compression ratios, which require high octane gasoline. If fuel efficiency of vehicles continues to rise, and the affordability of vehicles using renewable transportation fuels increases, the demand for electric and high energy vehicles could diminish. If consumers no longer purchase EVs, it would materially and adversely affect our business, operating results, financial condition and prospects.

Our quarterly operating results may fluctuate significantly.

We expect that our operating results may be subject to substantial quarterly fluctuations. If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We are unable to predict the ultimate impact of equipment order delays and chip shortages on our business and future results of operations, financial position and cash flows.

The global chip shortage and supply chain disruption over the past several years caused some temporary delays for us in equipment orders from our contract manufacturer. As federal, state, local and foreign economies returned to pre-pandemic levels and the demand for charging station usage increased, these delays and shortages became less apparent; however, we are unable to predict the extent of any final recovery from prior years due to the uncertainty of the possible occurrence of another pandemic or other epidemics. As a result, we are unable to predict the ultimate impact that equipment order delays and chip shortages will have on our business and our future results of operations, financial position and cash flows.

War, terrorism, other acts of violence or natural or man-made disasters may affect the markets in which we operate, our customers, our delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption or destruction in a geographic region in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, flood, fire, earthquake, storm or public health crises. Such events may cause customers to suspend their decisions on using our services, make it impossible for us to render our services, cause restrictions, and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel and to physical facilities and operations, which could materially adversely affect our financial results.

Further, the current Russia-Ukraine and Middle East conflicts have created extreme volatility in the global financial markets and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets and heightened volatility of commodity and raw material prices. In addition, recently there has been increasing geopolitical tension between China and Taiwan that may affect future shipments from Taiwan based electronics suppliers for certain of our EV chargers. Any such volatility or disruptions may have adverse consequences for us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy, capital markets or commodity and raw material prices resulting from the conflicts in Ukraine and the Middle East, the geopolitical tensions between China and Taiwan or any other geopolitical tensions.

We rely on a limited number of vendors for our EV charging equipment and related support services. The loss of any of these partners would negatively affect our business.

We rely on a limited number of vendors for design, testing and manufacturing of EV charging equipment which is generally sole sourced with respect to components as well as aftermarket maintenance and warranty services. The reliance on a limited number of vendors increases our risks, since we do not currently have proven reliable alternative or replacement vendors beyond these key parties. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Therefore, our business would be adversely affected if one or more of our vendors were impacted by any interruption at a particular location.

As the demand for public charging increases, the EV charging equipment vendors may not be able to dedicate sufficient supply chain, production or sales channel capacity to keep up with the required pace of charging infrastructure expansion. In addition, as the EV market grows, the industry may be exposed to deteriorating design requirements, undetected faults or the erosion of testing standards by charging equipment and component suppliers, which may adversely impact the performance, reliability and lifecycle cost of the chargers. If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, we may not be able to supplement service or replace them on acceptable terms, which may impact our ability to install chargers in a timely manner. Thus, the loss of any significant vendor would have an adverse effect on our business, financial condition and operating results.

We may be adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services or our cost of labor.

The prices we pay for the principal items we consume in performing our services are dependent primarily on current market prices. We have consolidated certain supply purchases with national vendors through agreements containing negotiated prospective pricing. In the event such vendors are not able to comply with their obligations under the agreements and we are required to seek alternative suppliers, we may incur increased costs of supplies.

EV chargers are impacted by commodity pricing factors, including the impact of tariffs and trade barriers, which in many cases are unpredictable and outside of our control. We seek to pass on to customers such increased costs but sometimes we are unable to do so. Even when we can pass on such costs to our customers, from time to time, sporadic unanticipated increases in the costs of certain supply items due to market or economic conditions may result in a timing delay in passing on such increases to our customers. This type of spike and unanticipated increase in EV charger costs could adversely affect our operating performance, and the adverse effect could be greater if we are delayed in passing on such additional costs to our customers (e.g., where we may not be able to pass such increase on to our customers until the time of our next scheduled service billing review). We seek to mitigate the impact of an unanticipated increase in the cost of such supplies through consolidation of vendors, which increases our ability to obtain more favorable pricing.

Our cost of labor may be influenced by factors in certain market areas. Our hourly employees could be affected by wage rate increases in the federal or state minimum wage rates, wage inflation or local job market adjustments. We do not have a contractual right to automatically pass through all wage rate increases resulting from wage rate inflation or local job market adjustments, and we may be delayed in doing so. Our delay in, or inability to pass such wage increases through to our customers could have a material adverse effect on our financial condition, results of operations and cash flows.

We have global operations and face risks related to health crises that could negatively impact our financial condition.

Our business, the businesses of our customers and the businesses of our charging equipment suppliers could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis like the Covid-19 pandemic. During the Covid-19 pandemic (March 2020 to May 2023), a significant component supplier of our Blink IQ 200 charging station located in Taiwan who, in turn, sourced assembly parts from China, was particularly impacted. A significant or prolonged outbreak of contagious diseases like Covid-19 and its variants in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our EV supply equipment and related networked services and likely impact our operating results. Such events could result in the complete or partial closure of our Taiwan supplier's manufacturing facility, the interruption of our distribution system, temporary or long-term disruption in our supply chains from Asia and other international suppliers, disruptions, or restrictions on our employees to work or travel, delays in the delivery of our charging stations to customers, and potential claims of exposure to diseases through contact with our charging stations. If the impact of an outbreak continues for an extended period, it could materially adversely impact our supply chain, access to capital and the growth of our revenues.

Climate change may have a long-term impact on our business.

While we seek to partner with organizations that mitigate their business risks associated with climate change, we recognize that there are inherent risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices or for our vendors, is a priority. Our major sites in Bowie, Maryland, Los Angeles, California, and Tempe, Arizona are vulnerable to climate change effects. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure throughout the United States and in other countries where we have operations, have the potential to disrupt our business, our third-party suppliers and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume our EV charging operations.

Computer malware, viruses, hacking, cyberattacks, phishing attacks and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking, cyberattacks and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Our network security business disruption insurance may not be sufficient to cover significant expenses and losses related to direct attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract customers. Any significant disruption to our website or internal computer systems could result in a loss of customers and could adversely affect our business and results of operations.

We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our mobile application is unavailable when customers attempt to access it or it does not load as quickly as they expect, customers may seek other services.

Our platform functions on software that is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems and equipment as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed. If we do not make the necessary investments or upgrades to maintain a network capable of operating on current and future generations of broadband cellular network technology, namely the 4G and 5G systems, our business and operating results could be adversely impacted.

We have a disaster recovery program to transition our operating platform and data to an alternative location in the event of a catastrophe. However, there are several factors ranging from human error to data corruption that could materially lengthen the time our platform is partially or fully unavailable to our user base as a result of the transition. If our platform is unavailable for a significant period of time as a result of such a transition, especially during peak periods, we could suffer damage to our reputation or brand, or loss of revenues any of which could adversely affect our business and financial results.

Growing our customer base depends upon the effective operation of our mobile applications with mobile operating systems, networks and standards that we do not control.

We are dependent on the interoperability of our mobile applications with popular mobile operating systems that we do not control, such as Google's Android and iOS, and any changes in such systems that degrade our products' functionality or give preferential treatment to competitive products could adversely affect the usage of our applications on mobile devices. Additionally, to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards.

If we are unable to keep up with advances in EV technology, we may suffer a decline in our competitive position. The EV industry is characterized by rapid technological change. If we are unable to keep up with changes in EV technology, our competitive position may deteriorate, which would materially and adversely affect our business, prospects, operating results and financial condition. As technologies change, we plan to upgrade or adapt our EV charging stations and Blink Networks' software in order to continue to provide EV charging services with the latest technology. However, due to our limited cash resources, our efforts to do so may be limited. Any failure of our charging stations to compete effectively with other manufacturers' charging stations will harm our business, operating results and prospects.

We need to manage growth in operations to realize our growth potential and achieve expected revenues; our failure to manage growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

To take advantage of the growth that we anticipate in our current and potential markets, we believe that we must expand our marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect to continue improving our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

In order to achieve the above-mentioned targets, the general strategies of our company are to maintain and search for hard-working employees who have innovative initiatives, as well as to keep a close eye on expansion opportunities through merger and/or acquisition.

We may be unable to successfully integrate acquisitions in a cost-effective and non-disruptive manner.

Our success depends on our ability to grow our business and enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. We continue to search for viable acquisition candidates or strategic alliances that would expand our market opportunity and/or global presence. Accordingly, we have previously and may in the future pursue the acquisition of, investments in or joint ventures relating to, new businesses, products or technologies as a part of our growth strategy instead of developing them internally. Our future success will depend, in part, upon our ability to manage the expanded business following these transactions, including challenges related to the management and monitoring of new operations and associated increased costs and complexity associated with our acquisitions of SemaConnect, Electric Blue and Envoy Technologies, as well as future acquisitions. Other risks involving potential future and completed acquisitions and strategic investments include:

- risks associated with conducting due diligence;

- problems integrating the purchased businesses, products and technologies;

- inability to achieve the anticipated synergies and overpaying for acquisitions or unanticipated costs associated with acquisitions;

- invalid sales assumptions for potential acquisitions;

- issues maintaining uniform standards, procedures, controls and policies;

- diversion of management's attention from our core business;

- adverse effects on existing business relationships with suppliers, distributors and customers;

- risks associated with entering new markets in which we have limited or no experience;

- potential loss of key employees of acquired businesses; and

- increased legal, accounting and compliance costs.

We compete with other companies for these opportunities, and we may be unable to consummate such acquisitions or joint ventures on commercially reasonable terms, or at all. In addition, acquired businesses may have ongoing or potential liabilities, legal claims (including tort and/or personal injury claims) or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

Even if we are aware of such liabilities, claims or issues, we may not be able to accurately estimate the magnitude of the related liabilities and damages. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, failed to fulfill their contractual obligations to their customers, or failed to satisfy legal obligations to employees or third parties, we, as the successor, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. If we were to issue additional equity in connection with such acquisitions, this may dilute our stockholders.

We have limited insurance coverage for various liabilities and damages, including potential injuries, and such insurance coverage may not be adequate in a catastrophic situation.

We hold employer liability insurance generally covering death or work-related injury of employees. We hold product and general liability insurance covering certain incidents involving third parties that occur on or in the premises of our company. We maintain business interruption insurance for key locations. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets, inventory or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Our future success depends on our ability to attract and retain highly qualified personnel, including our new President and Chief Executive Officer.

Effective February 1, 2025, Michael Battaglia was named as our new President and Chief Executive Officer. Mr. Battaglia joined our company in 2020 and assumed increasingly senior positions with us, most recently Chief Operating Officer.

Our business depends on the availability to us of Mr. Battaglia, and our business would be materially and adversely affected if his services were to be unavailable to us. There is no assurance that Mr. Battaglia will continue to be available to us, although we have entered into a two-year employment agreement with Mr. Battaglia expiring in February 2027, subject to automatic annual renewals. In addition, our future success depends upon our ability to attract and retain other highly qualified personnel. Expansion of our business and the management and operation of our company will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. There can be no assurance that we will be able to attract or retain highly qualified personnel. As our industry continues to evolve, competition for skilled personnel with the requisite experience will be significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

We are in a highly competitive EV charging services industry and there can be no assurance that we will be able to compete with many of our competitors, which are larger and have greater financial resources.

We face strong competition from competitors in the EV charging services industry, including competitors who could duplicate our model. Many of these competitors may have substantially greater financial, marketing and development resources and other capabilities than us. In addition, there are very few barriers to entry to the market for our services. There can be no assurance, therefore, that any of our current and future competitors, many of whom may have far greater resources, will not independently develop services that are substantially equivalent or superior to our services. Therefore, investment in our company is very risky and speculative due to the competitive environment in which we may operate.

Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence and driver price. Further, many of our competitors may be able to utilize substantially greater resources and economies of scale to develop competing products and technologies, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In the event that the market for EV charging stations expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If a third party asserts that we are infringing upon its intellectual property rights, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

The EV and EV charging industries are characterized by the existence of many patents, copyrights, trademarks and trade secrets. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have acquired from other companies' proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Intellectual property infringement claims against us could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation with respect to these claims. Even if we are not a party to any litigation involving a customer and third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination in this regard also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for us to license at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense.

The success of our business depends in large part on our ability to protect our proprietary information and technology and enforce our intellectual property rights against third parties.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue with respect to our currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection, or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.

Further, effective patents, trademarks, service marks, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in EV-related industries are uncertain and still evolving.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending all current and future patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from infringing on our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

The risk of loss of our intellectual property, trade secrets or other sensitive business or customer confidential information, and disruption of operations due to cyberattacks or data breaches could negatively impact our financial results.

Cyberattacks or data breaches could compromise confidential, business-critical information, cause disruptions in our operations, expose us to potential litigation or harm our reputation. We have important assets, including intellectual property, trade secrets, and other sensitive business-critical and/or confidential information which may be vulnerable to such incidents. While we have a comprehensive cybersecurity program that is continually reviewed, maintained and upgraded, we cannot assure that we are invulnerable to cyberattacks and data breaches which, if significant, could negatively impact our business and financial results.

Risks Related to Legal Matters and Regulations

Changes to existing federal, state or international laws or regulations applicable to us could cause an erosion of our current competitive strengths.

Our business is subject to a variety of federal, state and international laws and regulations, including those with respect to government incentives promoting fuel efficiency and alternate forms of energy, electric vehicles and others. These laws and regulations, and the interpretation or application of these laws and regulations, could change. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in diminished revenues from government sources and diminished demand for our products. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management's attention. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.

There are many federal, state and international laws that may affect our business, including measures to regulate EVs and charging systems. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.

There are a number of significant matters under review and discussion with respect to government regulations which may affect our business and/or harm our customers, and thereby adversely affect our business, financial condition and results of operations.

In addition to government and regulatory agency activity, ESG and privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we will meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.

Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect our business.

We are currently subject, and/or may in the future be subject, to numerous privacy and data security laws. For example, some U.S. states, members of the European Economic Area, the United Kingdom, and many other jurisdictions in which we operate have adopted some form of privacy and data security laws and regulations which impose significant compliance obligations.

The European Union's General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act of 2018 ("CCPA"), the California Privacy Rights Act ("CPRA"), the Virginia Consumer Data Protection Act (VCDPA), the Colorado Privacy Act ("CPA"), the Connecticut Act Concerning Personal Data Privacy and Online Monitoring ("CDPA") and the Utah Consumer Privacy Act ("UCPA") exemplify the vulnerability of our business to the evolving regulatory environment related to personal data. Management's attention may be diverted, and our compliance costs and potential liability may increase as a result of additional national and international regulatory requirements related to data privacy and data security.

Failure to comply with anticorruption and anti-money laundering laws, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Anti-Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. It faces significant risks if it fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a materially adverse effect on our reputation, business, operating results, and prospects. In addition, ensuring compliance may be costly and time-consuming, and responding to any enforcement action may result in a significant diversion of management's attention and resources, significant defense costs, and other professional fees.

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Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or the results of operation.

We and our operations, as well as those of our contractors, suppliers, and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation, and disposal of hazardous substances and waste as well as electronic waste and hardware, whether hazardous or not. These laws may require us or others in our value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations, and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions, and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.

Further, we currently rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ours or our contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, we may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

The enactment of legislation implementing changes in tax legislation or policies in different geographic jurisdictions including the United States and several European countries could materially impact our business, financial condition and results of operations.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the United States Inflation Reduction Act of 2022 which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations); the implementation of the U.S. Corporate Alternative Minimum Tax (CAMT) effective in 2024, which imposes 15% minimum tax on large corporations based on adjusted financial statement income; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting, or BEPS, project, the European Commission's state aid investigations and other initiatives); the ongoing global implementation of the OECD's Pillar Two framework, establishing a 15% global minimum tax, which may impact multinational tax planning strategies; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends, royalties and interest paid. Additionally, recent U.S. state-level tax reforms, such as Louisiana's reduction of its corporate tax rate from 7.5% to 5.5% and the elimination of its corporate franchise tax, may influence our overall tax obligations depending on our operational footprint.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our Consolidated Statement of Financial Position, and otherwise affect our future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Our failure to maintain effective internal controls over financial reporting could have a material adverse effect on our ability to report our financial results on a timely and accurate basis.

As disclosed within Item 9A., Controls and Procedures, management concluded that the material weaknesses in our internal controls over financial reporting existed as of December 31, 2024. We identified information technology deficiencies relating to change management and user access controls over certain systems that support our financial reporting processes.

Our failure to maintain appropriate and effective internal controls over our financial reporting could result in misstatements in our financial statements and potentially subject us to sanctions or investigations by the SEC or other regulatory authorities and could cause us to delay the filing of required reports with the SEC and our reporting of financial results. Any of these events could result in a decline in the market price of our common stock. Although we have taken steps to maintain our internal control structure as required, we cannot guarantee that a control deficiency will not result in a misstatement in the future. See "Item 9A – Controls and Procedures – Management's Annual Report on Internal Control Over Financial Reporting" for further information on the material weaknesses.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our financial condition and results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Annual Report and in our consolidated financial statements included herein. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, allowance for doubtful accounts, inventory reserves, impairment of goodwill, indefinite-lived and long-lived assets, pension and other post-retirement benefits, product warranty, valuation allowances for deferred tax assets, valuation of common stock warrants, and share-based compensation. Our financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

Risks Related to Ownership of Our Securities

Our common stock price fluctuated significantly in 2024 and is likely to continue to fluctuate from its current level in 2025; our common stock must maintain a minimum closing bid price of $1.00 to satisfy Nasdaq continued listing standards.

The market price of shares of our common stock fluctuated significantly in 2024 and is likely to continue to fluctuate from its current level in 2025. During 2024, for example, the closing price of our shares ranged from a low of $1.39 per share to a high of $3.70 per share and, through April 4, 2025, our stock price this year has ranged from a low of $0.83 per share to a high of $1.68 per share. Future announcements concerning the introduction of new products, services or technologies or changes in product pricing policies by us or our competitors or changes in earnings estimates by analysts, among other factors, could cause the market price of our common stock to fluctuate substantially. Also, stock markets have experienced extreme price and volume volatility in the last twelve months. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of specific companies. EV and related companies like us, as a group, have experienced these broad market fluctuations, which have caused declines in the market prices of their common stock. Investors seeking short-term liquidity should be aware that we cannot provide assurance that our stock price will increase to previously higher levels.

Additionally, to maintain the listing of our common stock on The Nasdaq Capital Market, we are required to maintain, among other requirements, a minimum closing bid price of $1.00 per share. If we cannot maintain at least this price for 30 consecutive trading days to satisfy The Nasdaq Capital Market continued listing standards, our common stock could be delisted, (following limited additional time to regain compliance) which would harm our business, the trading price of our common stock, our ability to raise additional capital and the liquidity of the market for our common stock. The Company may explore alternative means to maintain compliance such as a reverse stock split.

A possible "short squeeze" due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common stock.

Investors may purchase shares of our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may, in turn, dramatically increase the price of our common stock until investors with short exposure are able to purchase additional shares of common stock to cover their short position. This is often referred to as a "short squeeze." A short squeeze could lead to volatile price movements in shares of our common stock that are not directly correlated to the performance or prospects of our company and once investors purchase the shares necessary to cover their short position the price of our common stock may decline.

We have a number of shares of common stock issuable upon exercise of outstanding warrants and stock options, an ATM common stock program in place and possible issuance of stock from the acquisition of Envoy Technologies by our subsidiary; the issuance of such shares could have a significant dilutive impact on our stockholders.

As of April 4, 2025, we had outstanding warrants to purchase 1,145,914 shares of common stock and stock options to purchase 986,165 shares of common stock. Our Articles of Incorporation authorize us to issue up to 500 million shares of common stock, which would permit us to issue up to an additional approximately 400 million authorized, unissued shares of common stock, after giving effect to the approximate number of shares of common stock currently outstanding and the number of shares reserved for issuance under warrants and stock options.

In connection with the acquisition of Envoy Technologies by our Blink Mobility subsidiary in April 2023, we agreed, in the event Blink Mobility fails to satisfy its deferred payment obligation by April 18, 2025 by issuing its shares (following an initial public offering) or making a cash payment to the former stockholders of Envoy Technologies in an amount of up to $21,000, to issue shares of our common stock (or, at our option, pay in cash or a combination thereof) to such former Envoy Technologies stockholders. The payment of shares of our common stock, if any, would be based on the average of the daily-weighted average prices for such stock on each of the 60 days ending on the day prior to issuance, and such shares would be subject to a leak-out agreement for a period of 120 days following the issuance whereby recipients of such stock may sell no more than up to 1% of such stock held by such recipient on any trading day and up to 20% of such stock during any given month. Accordingly, we may issue a substantial number of additional shares of common stock in the future, which would dilute the percentage ownership held by existing stockholders.

On March 10, 2025, the Company's indirect wholly owned subsidiary, Envoy Technologies, Inc. ("Envoy Technologies"), entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger, dated as of April 18, 2023 (the "Merger Agreement"), by and among the Company, Envoy Mobility, Inc. (formerly Blink Mobility, LLC), Envoy Technologies and Fortis Advisors LLC, as equityholders' agent. The Amendment extended the date by which Envoy Technologies would need to complete an underwritten initial public offering by 45 days (to June 2, 2025 from April 18, 2025) in order to issue shares of Envoy Technologies common stock to the former shareholders of Envoy Technologies under the terms of the Merger Agreement, while the deadline for a direct listing remains April 18, 2025. In consideration for the extension, the value of the Envoy Technologies shares of common stock to be issued to the former shareholders of Envoy Technologies was increased to $23,000 from $22,500.

Sales of a substantial number of shares of our common stock on the public market could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares.

Our Articles of Incorporation grant our Board the power to issue additional shares of common and preferred stock and to designate a series of preferred stock, all without stockholder approval.

We are authorized to issue 540,000,000 shares of capital stock, of which 40,000,000 shares are authorized as preferred stock. Our Board, without any action by our stockholders, may designate and issue shares of preferred stock in such series as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights, provided it is consistent with Nevada law.

The rights of holders of our preferred stock that may be issued could be superior to the rights of holders of our shares of common stock. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock. Further, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute our book value per share.

Certain provisions of our corporate governing documents and Nevada law could discourage, delay or prevent a merger or acquisition at a premium price.

Certain provisions of our organizational documents and Nevada law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our Articles of Incorporation and Bylaws, as amended, permit us to issue, without any further vote or action by the stockholders, up to 40,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations or restrictions of the shares of the series.

If securities or industry analysts do not publish research or reports about our business or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us from time to time should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

Shareholders may, from time to time, engage in proxy solicitations or advance shareholder proposals, or otherwise attempt to effect changes and assert influence on our Board and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our Board could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our Board and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our Board or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our Board with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our shareholders. We may choose to initiate, or may become subject to, litigation as a result of a proxy contest or matters arising from a proxy contest, which would serve as a further distraction to our Board and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

We do not intend to pay cash dividends on our common stock for the foreseeable future, and you must rely on increases in the market price of our common stock for returns on your investment.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, stockholders must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our Board and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant.

Failure to meet Nasdaq's continued listing requirements could result in the delisting of our common stock, negatively impact the price of our common stock and negatively impact our ability to raise additional capital.

We must continue to satisfy Nasdaq's continued listing requirements, including, among other things, certain corporate governance requirements and a minimum closing bid price requirement of $1.00 per share. If a company fails for 30 consecutive business days to meet the $1.00 minimum closing bid price requirement, Nasdaq will send a deficiency notice to the company, advising that it has been afforded a "compliance period" of 180 calendar days to regain compliance with the applicable requirements.

While we have not received any delisting notices from Nasdaq, our common stock has closed below the $1.00 closing bid requirement for Nasdaq on a number of trading dates in late February and early March 2025. If our common stock becomes subject to delisting, it would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock. This would adversely affect the ability of investors to trade our common stock and would adversely affect the value of our common stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. If we seek to implement a further reverse stock split in order to remain listed on Nasdaq, the announcement or implementation of such a reverse stock split could negatively affect the price of our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C.   CYBERSECURITY.

Our management recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, and manages those risks with a risk-management cybersecurity program. Among other things, these risks include operational risks, financial system risks, physical security risks, intellectual property theft, fraud, extortion, violation of data privacy and security laws, and harm to employees, drivers, site hosts, and property owners. Our capabilities and data, as well as those of our customers, suppliers, partners, and service providers, are critical to our operations and may contain confidential personal information, sensitive business-related information, or intellectual property. These capabilities are also susceptible to interruptions (including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters), which may be prolonged or go undetected. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, "Risk Factors," in this Annual Report on Form 10-K.

Risk Management and Strategy

We aim to incorporate industry best practices throughout our cybersecurity program and have live data recovery and breach policies in place. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity program is designed to be aligned with applicable industry standards and is evaluated annually as a part of our Sarbanes-Oxley information technology control testing procedures.

We have processes to assess, identify, manage, and address material cybersecurity threats and incidents. These include annual and ongoing security awareness training for employees, vulnerability scanning, code reviews, annual pen testing of the network and charging stations, and third-party risk assessments, among others. We actively engage with industry groups for benchmarking and best practices awareness. While we are unaware of having been subjected to or impacted by a significant cybersecurity threat to date, we monitor internally discovered or externally reported issues that may affect our products and services and have processes to assess those issues for potential cybersecurity impact or risk.

We also have a process to manage cybersecurity risks associated with third-party service providers. We impose industry-standard security requirements upon our suppliers, including that they maintain an effective security management program; abide by information handling and asset management requirements; and notify us of any known or suspected cyber incident, among others. We obtain and review our third-party service providers' SOC 1 Type II reports for appropriate information technology controls, including security, to ensure that they adhere to these standards, when available.

Cybersecurity Governance

Cybersecurity is an integral part of our risk management processes and a significant area of focus for the Board of Directors and management team. The Audit Committee is responsible for the cybersecurity component of our IT operations, and the Audit Committee reviews the status of ongoing efforts and incidents at every Board of Directors meeting.

ITEM 2.   PROPERTIES.

We lease our principal executive offices and international headquarters at 5081 Howerton Way, Suite A, Bowie, Maryland 20715.

In addition, we lease office spaces in Tempe, Arizona; Bowie, Maryland; Los Angeles, California; Amsterdam, the Netherlands; Antwerp, Belgium; St Albans, England; and India (Delhi and Bangalore), from which we operate our current business.

The Company believes its existing facilities and equipment, which are used by all reportable segments, are in good operating condition and are suitable for the conduct of its business.

ITEM 3.   LEGAL PROCEEDINGS.

We have been party to certain legal proceedings that have arisen in the ordinary course of our business and have been incidental to our business. Certain of the claims that have been made against us allege, among other things, breach of contract or breach of express and implied warranties with regard to our products. Although litigation is inherently uncertain, and we believe we are insured against many such instances, based on past experience and the information currently available, management does not believe that any currently pending and threatened litigation or claims will have a material adverse effect on our financial position, liquidity or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our financial position, liquidity or results of operations in any future reporting periods.

In August 2020, a purported securities class action lawsuit, captioned Bush v. Blink Charging Co. et al., Case No. 20-cv-23527, was filed in the United States District Court for the Southern District of Florida against the Company, Michael Farkas (Blink's former Chairman of the Board and Chief Executive Officer), and Michael Rama (Blink's Chief Financial Officer) (the "Bush Lawsuit"). In September 2020, another purported securities class action lawsuit, captioned Vittoria v. Blink Charging Co. et al., Case No. 20-cv-23643, was filed in the United States District Court for the Southern District of Florida against the same defendants and seeking to recover the same alleged damages. Following consolidation of the two actions and the court appointing Tianyou Wu, Alexander Yu and H. Marc Joseph to serve as the Co-Lead Plaintiffs, the Co-Lead Plaintiffs filed an Amended Complaint in February 2021. The Amended Complaint alleged, among other things, that the defendants made false or misleading statements about the size and functionality of the Blink Network and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. In April 2021, Blink and the other defendants filed a motion to dismiss the Amended Complaint. In November 2023, the court dismissed Co-Lead Plaintiffs' claims relating to the size of Blink's charging network and denied the remainder of the motion to dismiss. Following a mediation in April 2024, the parties agreed to the terms of a settlement in which the Defendants agreed to pay $3,750 (inclusive of attorneys' fees and administrative costs) in exchange for the dismissal with prejudice of all claims. On October 21, 2024, the Court held a final settlement hearing, approved the settlement, dismissed the Bush Lawsuit with prejudice, and closed the case. The full settlement amount has been paid by the Company's Directors' and Officers' insurance policies.

In September 2020, a shareholder derivative lawsuit, captioned Klein (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20- 19815CA01, was filed in Miami-Dade County Circuit Court seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "Klein Lawsuit"). Blink is named as a nominal defendant. The Klein Lawsuit asserted that the Director defendants caused Blink to make the statements at issue in the securities class action and, as a result, the Company incurred costs defending against the Bush Lawsuit and other unidentified investigations. The Klein Lawsuit asserted claims against the Director defendants for breach of fiduciary duties and corporate waste and against all of the defendants for unjust enrichment. Klein did not quantify the alleged damages in his complaint, but he sought damages sustained by the Company as a result of the defendants' alleged breaches of fiduciary duties, corporate governance changes, restitution, and disgorgement of profits from the defendants and attorneys' fees and other litigation expenses. In December 2020, another shareholder derivative action, captioned Bhatia (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20-27632CA01, was filed in Miami-Dade County Circuit Court against the same defendants in the Klein Lawsuit and asserted similar claims, as well as additional claims relating to the Company's nomination, appointment and hiring of minorities and women and the Company's decision to retain its outside auditor (the "Bhatia Lawsuit"). In June 2022, the court consolidated the Klein and Bhatia actions under the caption In re Blink Charging Company Stockholder Derivative Litigation, Lead Case No. 2020-019815-CA-01. The action remains stayed. The Company wholly and completely disputes the allegations. The Company has retained legal counsel to defend the action vigorously. The Company has not recorded an accrual related to this matter as of December 31, 2024, as it determined that any such loss contingency was either not probable or estimable.

In February 2022, a shareholder derivative lawsuit, captioned McCauley (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. A-22-847894-C, was filed in Clark County, Nevada seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "McCauley Lawsuit"). Blink is named as a nominal defendant. The McCauley Lawsuit asserted similar claims and sought similar damages as the Klein Lawsuit. The action remains stayed. The Company wholly and completely disputes the allegations. The Company has retained legal counsel to defend the action vigorously. The Company has not recorded an accrual related to this matter as of December 31, 2024, as it determined that any such loss contingency was either not probable or estimable.

The Farkas Group, Inc. ("FGI"), a Florida corporation whose principal is former Company CEO, Michael D. Farkas, filed a demand for arbitration on April 1, 2024, alleging that the Company owes FGI commissions pursuant to a November 17, 2009 commission agreement between the parties. The Company filed an answer denying the claim and counterclaimed against FGI, Mr. Farkas, and one of his companies, NextNRG Holdings ("NEXT"), alleging that FGI, Mr. Farkas, and NEXT are in violation of non-compete agreements. NEXT later filed a petition with the Florida Superior Court to stay the arbitration as to NEXT. The Florida Court denied NEXT's petition, and the arbitration is scheduled to resume in March 2025. While the outcome of this matter cannot be determined at this time, it is not currently expected to have a material adverse impact on our business.

In July 2023, the Company received a subpoena from the SEC requesting the production of documentation and other information since January 1, 2020, relating to various subjects, including discrete disclosure matters. On January 15, 2025, the Company received a termination letter from the Staff of the SEC that concluded the investigation without recommending an enforcement action against Blink Charging with the *proviso* that the Staff could re-open the investigation.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our shares of common stock are traded on The Nasdaq Capital Market under the symbol "BLNK."

Security Holders

As of April 4, 2025, we had approximately 386 stockholders of record and a greater number of beneficial holders for whom shares are held in a "nominee" or "street" name.

The closing price of our common stock on April 4, 2025 was $0.83 per share, as reported by The Nasdaq Capital Market.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements, general business conditions, contractual limitations and other factors that our Board may deem relevant.

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of the Company's other public filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

The following stock performance graph compares the cumulative total stockholder return of the Company's common stock with the cumulative total return of the S&P 500 index and the Russell 2000 index for the last five fiscal years. The graph assumes the investment of $100 in our common stock and each of such indices on December 31, 2019 and the reinvestment of dividends, as applicable.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Blink Charging Co., the S&P 500 Index
and the Russell 2000 Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2025 Russell Investment Group. All rights reserved.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of the results of operations and financial condition for the years ended December 31, 2024 and 2023 should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements that are included elsewhere in this Annual Report. This section generally discusses the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 18, 2024. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. See "Forward-Looking Statements."

Any one or more of these uncertainties, risks and other influences, could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. Except as required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

U.S. dollars are reported in thousands, except for share and per share amounts.

Overview

We are a leading owner, operator, provider, and manufacturer of EV charging equipment and networked EV charging services in the rapidly growing U.S. and international markets for EVs. Blink offers residential and commercial EV charging equipment and services, enabling EV drivers to recharge at various locations. Blink's principal line of products and services is its Blink Networks and Blink EV charging equipment, also known as electric vehicle supply equipment ("EVSE"), and other EV-related services. The Blink Networks are a proprietary, cloud-based system that operates, maintains, and manages Blink charging stations and handles the associated charging data, back-end operations, and payment processing. The Blink Networks provide Property Partners, among other types of commercial customers, with cloud-based services that enable the remote monitoring and management of EV charging stations. The Blink Networks also provide EV drivers with vital station information, including station location, availability, and fees (as applicable).

To capture more revenues derived from providing EV charging equipment to commercial customers and to help differentiate Blink in the EV infrastructure market, Blink offers Property Partners a comprehensive range of solutions for EV charging equipment and services that generally fall into one of the business models below, differentiated by who owns the equipment and who bears the costs of installation, equipment, maintenance, and the percentage of revenue shared.

- In our *Blink-owned turnkey business model*, we incur the charging equipment and installation costs. We own and operate the EV charging station and provide connectivity of the charging station to the Blink Networks. In this model, which favors recurring revenues, we incur most costs associated with the EV charging stations; thus, we retain substantially all EV charging revenues after deducting network connectivity and processing fees. Our agreement with the Property Partner typically lasts nine years, with extensions that can bring it to 27 years.

- In our *Blink-owned hybrid business model*, we incur the charging equipment costs while the Property Partner incurs the installation costs. We own and operate the EV charging station and provide connectivity to the Blink Networks. In this model, since the Property Partner incurs the installation costs; we share a more generous portion of the EV charging revenues with the Property Partner after deducting Blink network connectivity and processing fees. Our agreement with the Property Partner typically lasts seven years, with extensions that can bring it to 21 years.

- In our *host-owned business model*, the Property Partner purchases, owns, and operates the Blink EV charging station and incurs the installation costs. We work with the Property Partner by providing site recommendations, connectivity to the Blink Networks, payment processing, and optional maintenance services. In this model, the Property Partner retains and keeps all the EV charging revenues after deducting Blink network connectivity and processing fees.

We also own and operate car-sharing and ride-sharing programs through our wholly owned subsidiary, Envoy Mobility. These programs allow customers to share electric vehicles through subscription services and charge those cars through our charging stations.

As of December 31, 2024, we contracted, sold or deployed 109,596 chargers, of which 87,500 were on Blink Networks (comprised of 61,625 Level 2 commercial chargers, 1,392 DCFC commercial chargers, 691 residential chargers, and 23,792 chargers pending to be commissioned). Included on Blink Networks are 6,867 chargers owned by us. The remaining 22,096 were non-networked, on other networks, international sales, or deployments (comprised of 5,155 Level 2 commercial chargers, 75 DC Fast Charging chargers, 12,298 residential Level 2 Blink EV chargers, 2,861 sold to other U.S. networks and, 1,707 sold internationally). Blink networked chargers include public and private chargers, as designated by stations owners, and are net of swap-outs, replacement units, and decommissioned units. Certain commercial chargers include chargers installed in residential settings for commercial purposes. All chargers, including at all international Blink locations, are categorized based on US Department of Energy guidelines.

During the year ended December 31, 2024, the Company sold 8,970,010 shares of its common stock pursuant to the ATM program for gross proceeds of approximately $27,004 and net proceeds of approximately $26,396 after deducting offering expenses. As of December 31, 2024, 40,443,426 shares have been sold pursuant to the ATM program, representing gross proceeds of approximately $151,352. Subsequent to December 31, 2024, the Company sold an aggregate of 681,330 shares of common stock aggregate gross proceeds of $909.

Recent Developments

Product and Service Offerings

We offer a variety of EV charging products and services to Property Partners and EV drivers.

EV Charging Solutions

- *Level 2.* We offer a wide range of Level 2 (AC) EV charging equipment, ideal for commercial and residential use, with the North American standard J1772 connector, the North American Charging Standard (NACS) connector, and the Type 2 connector compatible with electric vehicles in Europe and across Latin America.

- Our commercial Level 2 chargers consist of the EQ, HQ, MQ, and IQ 200 families and the Series 4, 6, 7, and 8 families, which are available in pedestal, wall mount, and pole mount configurations. The MQ and IQ 200, along with the Series 6, 7, and 8 chargers offer an optional cable management system. Additionally, we offer three residential Level 2 chargers for the Americas: the wall-mounted HQ 200, Series 4, and a smart charging cable, the PQ 150, designed for European markets. Our commercial and residential chargers (except the non-networked HQ 150) can connect to the Blink Networks or a local network. Level 2 charging stations typically provide a full charge in two to eight hours. Level 2 chargers are ideally suited for low-cost installations and frequently used parking locations, such as workplaces, multifamily residential, retail, hospitality, mixed-use facilities, parking garages, municipalities, colleges/schools, hospitals and airports.

- *International Products.* We offer Level 2 AC and DC products for the rapidly expanding international markets targeted at the residential, workplace, retail, parking garages, leasing companies, hospitality, and other locations. These products are available with the Type 2, GBT, and CCS 2 connectors and include the PQ 150, Series 3 (an ideal product for the 2/3-wheeled vehicles), and the EQ 200.

- *Mobile Charger.* We offer the HQ 200-M Level 2 charger for the mobile/emergency charging market which requires a portable charger to be used for roadside or other use cases where a connection to the electricity grid is not available.

- *DCFC.* We offer a complete line of DC Fast Charging equipment ("DCFC") that ranges from 30kW to 360kW, supports the 'CHAdeMo', CCS1, and NACS connectors, and typically provide an 80% charge in less than 30 minutes. Installation of DCFC stations and grid requirements are typically greater than Level 2 charging stations and are ideally suited for transportation hubs and locations between travel destinations. These include the Series 9 30kW DC Fast Charger that works ideally for the fleet and auto dealership segments and is available in wall and pedestal mount configurations, the Blink 30kW DC Fast Charger that boasts a small footprint providing up to 100 amps of output, and the Blink 60kW – 360kW DC Fast Charger that provides from 140 to 500 amps of power.

- *Blink Network.* The Blink Network is a cloud-based platform that manages our network of EV chargers around the world for remote monitoring, management, payment processing, customer support, and other features required for operating the Blink Networks of EV charging locations.

- *Blink Charging Mobile App.* We offer Blink Charging Mobile Apps (iOS and Android) that provide EV drivers control by giving them improved search capabilities which allows them to search for nearby amenities, as well as chargers by zip-codes, city, business, category, or address, and expanded keyword search. The app also includes payment functionality, eliminating the need for a credit card.

- *Fleet Management.* We offer Fleet Management applications, targeted at commercial, municipal, and federal fleets for planning, managing, and optimizing their departure schedules and energy costs. Our Fleet Management applications can be used as standalone tools or integrated into existing fleet management solutions, which allows Blink to be a flexible and value-added solution within existing software stacks.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors, including those discussed below:

Competition - The EV charging equipment and service market is highly competitive, and we expect the market to become increasingly competitive as new entrants enter this growing market. Our products and services compete on product performance and features, the total cost of ownership, origin of manufacturing, sales capabilities, financial stability, brand recognition, product reliability, and the installed base's size. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. If our market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Growth - Our growth is highly dependent upon the adoption by consumers of EVs, and we are subject to a risk of any reduced demand for EVs. The market for alternative fuel vehicles is still relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for EV original equipment manufacturers, and changing consumer demands and behaviors. Factors that may influence the purchase and use of alternative fuel vehicles, and specifically EVs, include perceptions about EV quality, safety (in particular with respect to battery chemistries), design, performance and cost; the limited range over which EVs may be driven on a single battery charge and concerns about running out of power while in use; improvements in the fuel economy of the internal combustion engine; consumers' desire and ability to purchase a luxury automobile or one that is perceived as exclusive; the environmental consciousness of consumers; volatility in the cost of oil and gasoline; consumers' perceptions of the dependency of the United States on oil from unstable or hostile countries and the impact of international conflicts; government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; access to charging stations, standardization of EV charging systems and consumers' perceptions about convenience and cost to charge an EV; and the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles. If the market for EVs does not gain broad market acceptance or develops slower than we expect, our business, prospects, financial condition and operating results may be adversely affected.

Regulations - Our business is subject to a variety of federal, state and international laws and regulations, including those with respect to government incentives promoting fuel efficiency and alternate forms of energy, electric vehicles and others. These laws and regulations, and the interpretation or application of these laws and regulations, could change. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in diminished revenues from government sources and diminished demand for our products. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management's attention. Changes to these applicable laws or regulations could affect business and/or harm our customers, thereby adversely affecting our business, financial condition and results of operations.

Expansion through Acquisitions - We may pursue strategic domestic and international acquisitions to expand our operations. Risks in acquisition transactions include difficulties in the integration of acquired businesses into our operations and control environment, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing clients of the acquired entities, assumed or unforeseen liabilities that arise in connection with the acquired businesses, the failure of counterparties to satisfy any obligations to indemnify us against liabilities arising from the acquired businesses, and unfavorable market conditions that could negatively impact our growth expectations for the acquired businesses. Fully integrating an acquired company or business into our operations may take a significant amount of time. If we are unable to integrate or pursue strategic acquisitions, our financial condition and results of operations would be negatively impacted.

Results of Operations

Year Ended December 31, 2024 Compared Year Ended December 31, 2023

	For The Years Ended December 31,								
		2024			2023		Difference $		Difference %
Revenues:									
Product sales	$	81,703	$		109,416	$	(27,713)		-25%
Charging service revenue		21,445			15,646		5,799		37%
Network fees		8,716			7,481		1,235		17%
Warranty		6,427			3,258		3,169		97%
Grant and fees rebate		1,704			469		1,235		263%
Car-sharing services		4,667			3,302		1,365		41%
Other		1,535			1,026		509		50%
Total Revenues		126,197			140,598		(14,401)		-10%
Cost of Revenues:									
Cost of product sales		54,164			72,532		(18,368)		-25%
Cost of charging services		2,613			3,540		(927)		-26%
Host provider fees		12,870			9,140		3,730		41%
Network costs		2,399			1,969		430		22%
Warranty and repairs and maintenance		2,602			4,605		(2,003)		-43%
Car-sharing services		4,469			4,356		113		3%
Depreciation and amortization		6,299			4,250		2,049		48%
Total Cost of Revenues		85,416			100,392		(14,976)		-15%
Gross Profit		40,781			40,206		575		1%
Operating Expenses:									
Compensation		58,665			92,669		(34,004)		-37%
General and administrative expenses		31,779			35,030		(3,251)		-9%
Other operating expenses		20,391			17,825		2,566		14%
Change in fair value of consideration payable		2,910			-		2,910		-
Impairment of goodwill		126,984			89,087		37,897		43%
Impairment of intangible assets		-			5,143		(5,143)		-100%
Total Operating Expenses		240,729			239,754		975		0%
Loss From Operations		(199,948)			(199,548)		(400)		0%
Other Income (Expense):									
Interest expense		(431)			(3,546)		3,115		-88%
Dividend and interest income		2,935			1,909		1,026		54%
Gain (loss) on extinguishment of notes payable		36			(1,000)		1,036		-104%
Change in fair value of derivative and other accrued liabilities		(10)			8		(18)		-225%
Other expense		-			(22)		22		-100%
Total Other Income (Expense)		2,530			(2,651)		5,181		-195%
Loss Before Income Taxes	$	(197,418)	$		(202,199)	$	4,781		-2%
Provision for income taxes		(714)			(1,494)		780		-52%
Net Loss	$	(198,132)	$		(203,693)	$	5,561		-3%

Revenues

Total revenue for the year ended December 31, 2024 was $126,197 compared to $140,598 for the year ended December 31, 2023, a decrease of $14,401, or 10%.

Revenue from product sales was $81,703 for the year ended December 31, 2024 compared to $109,416 for the year ended December 31, 2023, a decrease of $27,713 or 25%. This decrease was attributable to decreased unit sales and the product mix of commercial chargers, DC fast chargers and residential chargers when compared to the same period in 2023.

Charging service revenue was $21,445 for the year ended December 31, 2024 compared to $15,646 for the year ended December 31, 2023, an increase of $5,799, or 37%. The increase is due to the increase in utilization of chargers and an increased number of chargers on the Blink Networks.

Network fee revenue was $8,716 for the year ended December 31, 2024 compared to $7,481 for the year ended December 31, 2023 an increase of $1,235, or 17%. The increase was attributable to increases in host owned units during the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Warranty revenue was $6,427 for the year ended December 31, 2024 compared to $3,258 for the year ended December 31, 2023, an increase of $3,169, or 97%. The increase was primarily attributable to an increase in warranty contracts sold for the year December 31, 2024 compared to the year ended December 31, 2023. During the year ended December 31, 2024, the Company recognized revenues for the sale of Blink warranty programs to a third party of $1,826.

Grant and fees rebate revenues were $1,704 for the year ended December 31, 2024, compared to $469 for the year ended December 31, 2023, an increase of $1,235, or 263%. Grant and rebates relating to equipment and the related installation are deferred and amortized in a manner consistent with the depreciation expense of the related assets over their useful lives. The increase in revenue was primarily related to the timing of the amortization of previous years' state grants/rebates associated with the installation of chargers during the years ended December 31, 2024 and 2023.

Car-sharing services revenues were $4,667 during the year ended December 31, 2024, compared to $3,302 during the year ended December 31, 2023, an increase of $1,365, or 41%. The increase in revenues is due to the increase in properties and participants subscribing to the car-sharing services.

Other revenue increased by $509, or 50% to $1,535 for the year ended December 31, 2024, compared to $1,026 for the year ended December 31, 2023. The increase was primarily attributable to higher Low Carbon Fuel Standard (LCFS) credits generated during the year ended December 31, 2024 compared to the same period in 2023. We generate these credits from the electricity utilized by our electric car charging stations as a byproduct from our charging services in the states of California and Oregon.

Cost of Revenues

Cost of revenues primarily consists of electricity reimbursements, revenue share payments to our Property Partner hosts, the cost of charging stations sold, connectivity charges provided by other networks, warranty, repairs and maintenance services, and depreciation of our installed charging stations. Cost of revenues for the year ended December 31, 2024 were $85,416 as compared to $100,392 for the year ended December 31, 2023, a decrease of $14,976 or 15%.

There is a degree of variability in our costs in relation to our revenues from period to period, primarily due to:

- electricity reimbursements that are unique to those Property Partner host agreements which provide for such reimbursements;
- revenue share payments are predicated on the contractual obligation under the property partner agreement and the revenue generated by the applicable chargers;
- cost of charging stations sold is predicated on the mix of types of charging stations and parts sold during the period;
- network costs are fixed in nature based on the number of chargers connected to the telco network regardless of whether the charger generates revenue;
- provisions for excess and obsolete inventory; and
- warranty and repairs and maintenance expenses are based on both the number of service cases completed during the period.

Cost of product sales decreased by $18,368, or 25%, to $54,164 for the year ended December 31, 2024, compared to $72,532 for the year ended December 31, 2023. The decrease was primarily due to the decrease in product sales of commercial chargers, DC fast chargers and home residential chargers during the year ended December 31, 2024 compared to the same period in 2023.

Cost of charging services (electricity reimbursements) decreased by $927, or 26%, to $2,613 for the year ended December 31, 2024, compared to $3,540 for the year ended December 31, 2023. The decrease in 2024 was attributable to the mix of charging stations generating charging service revenues subject to electricity reimbursement.

Host provider fees increased by $3,730, or 41%, to $12,870 during the year ended December 31, 2024, compared to $9,140 during the year ended December 31, 2023. This increase was a result of the mix of chargers generating revenue and their corresponding revenue share percentage payments to Property Partner hosts pursuant to their agreements.

Network costs increased by $430, or 22%, to $2,399 for the year ended December 31, 2024, compared to $1,969 for the year ended December 31, 2023. The increase was a result of the increase in charging stations on our network and connectivity costs incurred compared to the same period in 2023.

Warranty and repairs and maintenance costs decreased by $2,003, or 43%, to $2,602 for the year ended December 31, 2024, compared to $4,605 for the year ended December 31, 2023. The decrease in 2024 was attributable to a reduction in warranty and repairs and maintenance cases. As of December 31, 2024, we recorded a liability of $521 which represents the estimated cost of existing backlog of known warranty cases.

Cost of car-sharing services was $4,469 during the year ended December 31, 2024 compared to $4,356 during the year ended December 31, 2023, an increase of $113, or 3%. The increase was due to an increase in costs related to vehicles used in this operation during the period.

Depreciation and amortization expense increased by $2,049, or 48%, to $6,299 for the year ended December 31, 2024, compared to $4,250 for the year ended December 31, 2023. The increase in depreciation expense was attributable to an increase in the number of EV charging stations and vehicles associated with the car-share services.

Operating Expenses

Compensation expense decreased by $34,004, or 37%, to $58,665 (consisting of approximately $55,140 of cash compensation and approximately $3,525 of non-cash compensation) for the year ended December 31, 2024 compared to $92,669 (consisting of approximately $70,630 of cash compensation and approximately $22,039 of non-cash compensation) for the year ended December 31, 2023. The decrease in compensation expense for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily related to decreases in personnel and compensation in executive, marketing, sales and operations departments as a result of cost savings and synergies realized. Also contributing to the decrease was the recording during the year ended December 31, 2023 of compensation expense for (1) non-cash stock-based compensation of approximately $5,500 related to the accelerated vesting of equity award grants and additional stock-based compensation associated with the resignation of our former Chief Executive Officer pursuant to the terms of his Executive Chairman and CEO Employment Agreement, dated May 28, 2021 (the "Former CEO Employment Agreement"), as set forth in the Separation and General Release Agreement, dated as of September 20, 2023, between our Company and the former Chief Executive Officer; and (2) non-recurring expenses of approximately $10,000 consisting of the non-recurring payment of approximately $5,000 to our former Chief Executive Officer pursuant to the Former CEO Employment Agreement and non-recurring bonus expense of $5,000 related to the achievement of key performance milestones by our Chief Technology Officer under his employment agreement, dated April 12, 2021. Furthermore, the decrease in compensation expense was partially offset by severance expense of $1,200 recorded during the year ended December 31, 2024 associated with the cost reduction plans we initiated during 2024.

General and administrative expenses decreased by $3,251, or 9%, from $35,030 for the year ended December 31, 2023 to $31,779 for the year ended December 31, 2024. The decrease was primarily attributable to decreases in consulting/other professional services, marketing, software licensing, recruiting, investor/public relations and credit losses of $4,447 partially offset by increases in accounting/auditing, information technology and legal expenditures of $475. Further, general and administrative expenses decreased due to a decrease in amortization expense of $1,866.

Other operating expenses increased by $2,566, or 14%, from $17,825 for the year ended December 31, 2023 to $20,391 for the year ended December 31, 2024. The increase was primarily attributable to increases in loss on sale of assets, software licensing, insurance and property/use taxes expenses of $1,390 partially offset by decreases in rent, website, annual meeting, hardware and software development expenditures, travel and vehicle expenditures of $2,140 for year ended December 31, 2024 compared to the year ended December 31, 2023.

Change in fair value of consideration payable increased by $2,910 due to the change in the assumptions estimating the probability of the IPO of Mobility.

During the year ended December 31, 2024, we observed certain triggering events, including a decline in our stock price and, as a result, we conducted a quantitative impairment analysis of our goodwill and intangible assets and determined that the fair value of our reporting units were less than the carrying amount and, as a result, recorded an impairment charge of $126,984 related to goodwill during the year ended December 31, 2024 compared to a goodwill impairment charge of $89,087 and an intangible asset impairment charge of $5,143 during the year ended December 31, 2023.

Other Income (Expense)

Other income (expense) increased by $5,181 from ($2,651) for the year ended December 31, 2023, to $2,530 for the year ended December 31, 2024. The increase in other income (expense) was primarily attributable to an increase in dividend and interest income of $1,026 and a decrease in interest expense of $3,115.

Provision For Income Taxes

Provision for income taxes was $714 during the year ended December 31, 2024, as compared to $1,494 during the year ended December 31, 2023. The Company's statutory federal income tax rate for 2024 and 2023 was 21%. The Company's effective tax rate for 2024 and 2023 was 0.4% and 0.7%, respectively. The decrease in the provision for income taxes and the effective tax rate was related to certain subsidiaries which generated less net income during the year ended December 31, 2024 as compared to the 2023 period.

Net Loss

Our net loss for the year ended December 31, 2024, decreased by $5,561, or 3%, to $198,132 as compared to $203,693 for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in compensation expense and general and administrative expenses in conjunction with current and anticipated growth of our company partially offset by the decrease in revenues and further offset by an increase in goodwill impairment.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2024 was $201,441 whereas our total comprehensive loss for the year ended December 31, 2023 was $203,183, a decrease of $1,742 for the same reasons as noted above related to the decrease in our net loss.

Liquidity and Capital Resources

We measure our liquidity in a number of ways, including the following:

	December 31,			
	2024		**2023**	
Cash and Cash Equivalents	$	41,774	$	98,721
Marketable Securities	$	13,630	$	22,970
Working Capital	$	81,908	$	152,033
Debt	$	265	$	38,108

During the years ended December 31, 2024 and 2023, we financed our activities from proceeds derived from debt and equity financings which were raised in prior periods. A significant portion of the funds raised from the sale of capital stock has been used to cover working capital needs and personnel, office expenses and various consulting and professional fees.

For the years ended December 31, 2024 and 2023, we used cash of $47,162 and $97,570, respectively, in our operations. Our cash used for the year ended December 31, 2024 was primarily attributable to our net loss of $198,132, which was reduced by net non-cash expenses in the aggregate amount of $155,217, and by $4,247 of net cash used in changes in the levels of operating assets and liabilities. Our cash used for the year ended December 31, 2023 was primarily attributable to our net loss of $203,693, reduced by net non-cash expenses in the aggregate amount of $133,566, and by $27,443 of net cash used in changes in the levels of operating assets and liabilities.

36

During the year ended December 31, 2024, net cash provided by investing activities was $4,148, of which, $8,617 was used to purchase charging stations and other fixed assets, offset by $3,425 was related to sale of the office building, $1,160 was used in the purchase of marketable securities and $10,500 was provided by the sale of marketable securities. During the year ended December 31, 2023, net cash used in investing activities was $36,210 of which, $4,660 was used as cash consideration for Envoy (net of cash acquired), $7,552 was used to purchase charging stations and other fixed assets, and $1,028 was related to the payment of engineering costs that were capitalized, $16,442 was provided by the sale of marketable securities and $39,412 was used in the purchase of marketable securities.

During the year ended December 31, 2024, net cash used in financing activities was $12,419, of which $26,396 was attributable to the net proceeds from the sale of common stock from the public offering, $37,881 was used to pay down notes payable, $596 was used to pay down our finance lease liability and $338 was used to pay down our liability in connection with internal use software. During the year ended December 31, 2023, net cash provided by financing activities was $197,315, of which, $208,865 was attributable to the net proceeds from the sale of common stock from the public offering, $835 was provided by the exercise of warrants and options, offset by $9,292 was used to pay down notes payable, $2,837 was used to pay down our finance lease liability and $256 used to pay down our liability in connection with internal use software.

As of December 31, 2024, we had cash and cash equivalents, marketable securities, working capital and an accumulated deficit of $41,774, $13,630, $81,908 and $735,855, respectively. During the year ended December 31, 2024, we generated a net loss of $198,132.

On September 2, 2022, we entered into a Sales Agreement (the "Sales Agreement") with Barclays Capital Inc., BofA Securities, Inc., HSBC Securities (USA) Inc., ThinkEquity LLC, H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC, as our sales agents (collectively, the "Agents") to conduct an at-the-market ("ATM") equity offering program, pursuant to which we may publicly issue and sell from time to time shares of our common stock having an aggregate offering price of up to $250,000 through the Agents. We are using the net proceeds from the sale of our shares of common stock under the ATM equity offering program to supplement our operating cash flows in order to fund our EV charging station deployments and other growth plans. We are also using a portion of the net proceeds we receive for working capital and other corporate purposes. The amounts and timing of our use of the net proceeds will depend on a number of factors, such as the timing and progress of our EV charging station deployment efforts, the timing and progress of any partnering and collaboration efforts, and technological advances. Under the Sales Agreement, the Agents are entitled to an aggregate fixed commission of up to 3% of the gross proceeds from shares sold and we have provided the Agents with customary indemnification rights.

On November 16, 2023, we entered into an Amendment to the Sales Agreement, effective as of November 2, 2023 (the "Amendment"), with the Agents. The Amendment revised the term "Registration Statement," as used in the Sales Agreement, to our new shelf registration statement on Form S-3, as amended (File No. 333-275123), and revised the term "Prospectus Supplement," as used in the Sales Agreement, to our prospectus supplement dated November 2, 2023, relating to the ATM equity offering program contemplated by the Sales Agreement.

During the year ended December 31, 2023, the Company sold 30,914,695 shares of its common stock pursuant to the ATM program for gross proceeds of approximately $116,651 and net proceeds of approximately $114,317 after deducting offering expenses.

During the year ended December 31, 2024, the Company sold 8,970,010 shares of its common stock pursuant to the ATM program for gross proceeds of approximately $27,004 and net proceeds of approximately $26,396 after deducting offering expenses. As of December 31, 2024, 40,443,426 shares have been sold pursuant to the ATM program, representing gross proceeds of approximately $151,352. Subsequent to December 31, 2024, the Company sold an aggregate of 681,330 shares of common stock aggregate gross proceeds of $909.

In February 2023, the Company completed an underwritten registered public offering of 8,333,333 shares of its common stock at a public offering price of $12.00 per share. The Company received approximately $100,000 in gross proceeds from the public offering and $94,766 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company. The public offering was made pursuant to our automatic shelf registration statement on Form S-3 filed with the SEC on January 6, 2021, and prospectus supplement dated February 8, 2023. Barclays acted as the sole book-running manager for the offering. H.C. Wainwright & Co., Roth Capital Partners and ThinkEquity acted as co-managers for the offering. The underwriters did not exercise the over-allotment granted to them in connection with the offering.

We have not yet achieved profitability and expect to continue to incur cash outflows from operations. It is expected that our operating expenses will continue to increase and, as a result, we will eventually need to generate significant product revenues to achieve profitability. Historically, we have been able to raise funds to support our business operations, although there can be no assurance that we will be successful in raising significant additional funds in the future. We expect that our cash on hand will fund our operations for at least 12 months after the issuance date of the financial statements included in this Annual Report.

Since inception, our operations have primarily been funded through proceeds received in equity and debt financings. We believe we have access to capital resources and continue to evaluate additional financing opportunities. There is no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds we might raise will enable us to complete our EV development initiatives or attain profitable operations.

Contractual Obligations and Commitments

We have operating and finance lease obligations over the next five years of approximately $10,509. These operating lease and financing lease obligations are primarily related to corporate office space, warehousing, and parking spaces related to our car-sharing services.

Critical Accounting Estimates

The preparation of financial statements and related disclosures are in conformity with U.S. GAAP. These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expense during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that we make these estimates and judgments. To the extent that there are material differences between these estimates and actual results, our financial results will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has identified certain critical accounting estimates which are outlined below. In addition, there are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Business Combinations

We follow the acquisition method of accounting to record identifiable assets acquired and liabilities assumed recognized in connection with acquired businesses at their estimated fair value as of the date of acquisition. Identifiable intangible assets from business combinations are recognized at their estimated fair values as of the date of acquisition and consist of customer relationships, developed technology and trade names. Determination of the estimated fair value of identifiable intangible assets requires judgment. The fair value of intangible assets is estimated using the relief from royalty method for the acquired developed technology and trade names and the multi-period excess earnings method for the acquired customer relationships. The fair value of non-compete agreements is estimated using the discounted cash flow approach. All of these fair value methods are income-based valuation approaches, which require judgment to estimate appropriate discount rates, royalty rates related to the developed technology and trade name intangible assets, revenue growth attributable to the intangible assets and remaining useful lives.

At the date of the business combination, the Consideration payable liability is estimated using a Monte Carlo simulation model to determine the probability of achieving certain milestones. In order to perform the fair value calculations the following estimates are considered: probability of a public offering and discount rates.

Goodwill Impairment

Goodwill is the excess of consideration paid for an acquired entity over the fair value of the amounts assigned to assets acquired, including other identifiable intangible assets, and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company's tangible and identifiable intangible assets and liabilities.

Goodwill is evaluated for impairment on November 1 of each year or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include: macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company may apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The Company tests goodwill for impairment at the reporting unit level. The Company identifies the Company's reporting units by assessing whether the components of the Company constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company's goodwill is contained in the Legacy Blink reporting unit resulting from the acquisition of SemaConnect and the Mobility reporting unit resulting from the acquisition of Envoy Technologies.

The Company determines fair value through multiple valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals and weighs the results accordingly. The Company is required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. Reporting unit fair value estimates include significant assumptions such as: revenue growth rates, operating margins, estimated royalty rates, company-specific risk premiums used in the weighted-average cost of capital, and certain multiples, which are affected by expectations about future market or economic conditions. The Company performs sensitivity analyses on significant assumptions to evaluate how changes in the estimated fair values of reporting units respond to changes in assumptions, specifically the revenue growth rates and the weighted-average cost of capital. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. Material changes in these estimates, such as our weighted average cost of capital, could occur and result in additional impairment in future periods.

During the three months ended September 30, 2024, the Company determined that the Legacy Blink reporting unit's carrying value exceeded the estimated fair value as of September 30, 2024. Consequently, the Company recognized a goodwill impairment charge of $69,111 during the three and nine months ended September 30, 2024 in the condensed consolidated statements of operations.

Furthermore, as part of its annual impairment test, the Company determined that the Legacy Blink and Mobility reporting units' carrying value exceeded the estimated fair value. Consequently, the Company recognized an additional goodwill impairment charge of $57,873 during the year ended December 31, 2024.

Recently Issued Accounting Standards

For a description of our recently issued accounting standards, see Note 2 – Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included in this Annual Report.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency Risk

We have foreign currency risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates. Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical decrease in all foreign currencies against the U.S. dollar of 1% would not result in a material foreign currency loss on foreign-denominated balances, as of December 31, 2024. As our foreign operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business. At this time, we do not enter into financial instruments to hedge its foreign currency exchange risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required by this Item 8 are included in this Annual Report beginning on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On May 14, 2024, the Audit Committee approved, and the Board of Directors ratified, the dismissal of Marcum LLP as our independent registered public accounting firm, effective immediately following the issuance of our condensed consolidated financial statements for the three ended March 31, 2024. In addition, on and effective as of May 14, 2024, the Audit Committee approved, and the Board of Directors ratified, the appointment of Grant Thornton LLP as our independent registered public accounting firm for the three and six months ended June 30, 2024, and for the fiscal year ended December 31, 2024.

See our report on Form 8-K furnished to the SEC on May 14, 2024, for additional information with respect to the change in accountants.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by the SEC Rules 13a-15(e) and 15d-15(e), we carried out an evaluation under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2024, due to the material weaknesses in internal control over financial reporting described below.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) under the Exchange Act). Our internal control system was designed to, in general, provide reasonable assurance to our company's management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. The framework used by management in making that assessment was the criteria set forth in the document entitled "2013 Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, during the period covered by this report, such internal controls and procedures were not effective as of December 31, 2024, because of the material weaknesses reported below.

Management identified certain information technology ("IT") deficiencies in the design and maintaining effective controls over the Company's European subsidiaries' enterprise resource planning ("ERP") IT applications as well as the Company's car charging revenue IT applications. Specifically, the Company did not design and maintain 1) user access controls to ensure appropriate IT segregation of duties and 2) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately related to the aforementioned IT applications. The Company's business process automated and manual controls that are dependent on the affected IT applications were also deemed ineffective because they could have been adversely impacted. Additionally, management identified certain deficiencies in the design and maintaining effective controls related to the occurrence of revenue and the existence of receivables as well as the allocation of the transaction price based on standalone selling prices. Lastly, the Company did not maintain appropriately designed or operating controls related to the documenting and assessing the completeness of net operating losses associated with income taxes.

The Company's independent registered public accounting firm, Grant Thornton LLP, has issued an adverse audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, which appears in Item 9A of this Annual Report.

Although these material weaknesses did not result in any identified material misstatements to the financial statements and there were no resulting changes to previously released financial results, these material weaknesses could have resulted in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected and corrected on a timely basis.

Remediation of Previously Identified Material Weakness

During 2024, executive management made a strong commitment to the importance of internal control and to create and maintain an effective internal control environment commensurate with the Company's growth. Management continued to implement improvements to the Company's system of internal control, including reevaluating the adequacy of design and the operational effectiveness of internal controls over financial reporting at all significant locations. These improvements and remediation efforts included:

- Engaged a third-party CPA firm to assist with the documentation and evaluation of the design and implementation of IT controls
- Designed and implemented new controls, and enhanced the design of existing IT general controls, including controls over program change management
- Designed and implemented enhanced policies and procedures related to certain management review controls over segregation of duties
- Developing a training program addressing IT general controls and policies, including educating control owners concerning the principles and requirements of each control, with a focus on change management and user access over IT systems impacting financial reporting
- Increased documentation and evidence related to management review controls associated with the review of valuation inputs, most notably utilized for the evaluation of potential impairment of goodwill. Management continued to engage third-party specialists to assist management with valuations, including valuation model techniques

The Audit Committee has been actively engaged and exercised continuous oversight throughout the process. Based on the remediation efforts described above that were performed during 2024, the Company successfully remediated its previous material weakness around management's review of valuation inputs, such as the review of valuation inputs associated with the impairment of goodwill; and (b) information technology deficiencies in the design and implementation of change management and user access controls over financial IT applications and underlying records that support the Company's financial reporting processes, impact automated process-level and manual controls, and provide the assurance that the data produced by these systems is complete and accurate, except for the aforementioned IT applications that were included within the material weakness described above.

Remediation Plan and Status

The Company has continued implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include the items mentioned above as well as the following:

- The Company plans to migrate the European ERP IT applications to their United States ERP IT application. Management has migrated one European ERP IT application as of January 1, 2025 and plans to migrate the second European ERP IT application during 2025.
- For our car charging revenue IT applications, management is designing and implementing controls over segregation of duties and implementing other IT general controls, including controls over program change management.
- Management is designing and implementing additional internal controls with adequate precision for identifying and evaluating appropriate revenue recognition as well as existence of receivables.
- The Company plans to design and implement additional controls to ensure the completeness of net operating losses associated with the valuation of deferred tax assets and liabilities included within the Company's income tax provision

Additionally, while making serious efforts at Company-wide cost reduction and after appropriately analyzing cost-benefits, management continues to review both the adequacy of design and validated the operational effectiveness of its key controls while further prioritizing automation initiatives being undertaken by the Company to strengthen the Company's internal control environment.

The Audit Committee will continue to be actively engaged and exercise continuous oversight throughout the process.

Our management believes that these remediation actions, when fully implemented, will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. However, our remediation efforts are ongoing and additional remediation initiatives may be necessary. We will continue to develop, implement, and strengthening existing policies, procedures, and internal controls and make any further changes management deems appropriate.

Remediation of certain of the previously identified material weaknesses and strengthening our internal control environment has required and will continue to require a substantial effort throughout 2025. We will test the ongoing operating effectiveness of the new and existing controls in future periods. The material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control Over Financial Reporting

Except as described above, there were no changes in the Company's internal control over the financial reporting during the fourth quarter of 2024 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GRANT THORNTON LLP
101 E. Kennedy Blvd., Suite 3850
Tampa, FL 33602

D +1 813 229 7201
F +1 813 223 3015

Board of Directors and Stockholders
Blink Charging Co.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Blink Charging Co.

(a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

The Company's information technology ("IT") general controls related to the Company's European subsidiaries' enterprise resource planning IT applications as well as the Company's car charging revenue IT applications were not effective. In addition, the Company's business process automated and manual controls that are dependent on the affected IT applications were also deemed ineffective because they could have been adversely impacted. Further, the Company did not maintain appropriately designed and operating controls related to the occurrence of revenues and the existence of accounts receivable as well as the allocation of the transaction price based on standalone selling prices. Lastly, the Company did not maintain appropriately designed or operating controls related to documenting and assessing the completeness of net operating loss carryforwards associated with income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 8, 2025 which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP

Tampa, Florida
April 8, 2025

ITEM 9B.   OTHER INFORMATION.

During the fiscal quarter ended December 31, 2024, none of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement, in each case as defined in Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2024 year-end.

ITEM 11.   EXECUTIVE COMPENSATION.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2024 year-end.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2024 year-end.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2024 year-end.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2024 year-end.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(3) EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Incorporated by Reference Exhibit	Filing Date	Filed or Furnished Herewith
2.4	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc., and Fortis Advisors LLC (as Equityholders' Agent)	8-K	2.1	04/24/2023	
2.5	Amendment No. 2, dated as of August 4, 2023, to Agreement and Plan of Merger, dated as of June 13, 2022, by and among Blink Charging Co., SemaConnect LLC and Shareholder Representative Services LLC, as Stockholders' Representative.	10-Q	2.2	08/09/2023	
3.1	Articles of Incorporation, as amended most recently on August 17, 2017	10-K	3.1	04/17/2018	
3.2	Bylaws, as amended most recently on January 29, 2018	10-K	3.2	04/17/2018	
3.4	Certificate of Withdrawal for Series A Convertible Preferred Stock		3.1	04/07/2022	
3.5	Certificate of Withdrawal for Series B Preferred Stock		3.2	04/07/2022	
3.6	Certificate of Withdrawal for Series C Convertible Preferred Stock		3.3	04/07/2022	
3.7	Certificate of Withdrawal for Series D Convertible Preferred Stock		3.4	04/07/2022	
4.2	Form of Common Stock Purchase Warrant dated April 9, 2018	8-K	4.1	04/19/2018	
4.3	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	4.3	04/02/2020	
10.14*	2018 Incentive Compensation Plan	Proxy	-	08/14/2018	
10.18*	Employment Offer Letter, dated February 7, 2020, between Blink Charging Co. and Michael P. Rama	8-K	10.1	02/11/2020	
10.20*	Employment Offer Letter, dated as of March 29, 2020, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	04/20/2020	
10.22*	Employment Agreement, dated December 27, 2021, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	12/29/2021	
10.23*	Employment Agreement, dated April 20, 2021, between Blink Charging Co. and Harjinder Bhade	10-K/A	10.20	04/29/2022	
10.24*	Employment Agreement, dated May 19, 2022, between Blink Charging Co. and Michael P. Rama	8-K	10.1	05/24/2022	
10.25*	Employment Agreement, dated May 19, 2022, between Blink Charging Co. and Aviv Hillo	8-K	10.2	05/24/2022	
10.29	Sales Agreement, dated September 2, 2022, between Blink Charging Co. and the Sales Agents	8-K	10.1	09/02/2022	
10.31*	Employment Agreement, dated May 1, 2023, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	05/05/2023	
10.32*	Amendment to Blink Charging Co. 2018 Incentive Compensation Plan	14A	A	06/14/2023	
10.33*	Separation and General Release Agreement, dated as of June 20, 2023, between Blink Charging Co. and Michael D. Farkas	8-K	10.1	06/23/2023	
10.34*	Employment Offer Letter, dated October 30, 2023, between Blink Charging Co. and Harjinder Bhade	8-K	10.1	11/03/2023	
10.35	Amendment to Sales Agreement, dated as of November 2, 2023, between Blink Charging Co. and the Agents	8-K	10.1	11/22/2023	
10.36*	Executive Advisor Employment Agreement, dated August 27, 2024, by and between Blink Charging Co. and Brendan S. Jones	8-K	10.1	08/30/2024	
10.37*	Chief Executive Officer Employment Agreement, dated January 23, 2025, between Michael Battaglia and Blink Charging Co.	8-K	10.1	01/28/2025	
21.1	Subsidiaries of the Registrant				X
23.1	Consent of Grant Thornton LLP				X
23.2	Consent of Marcum LLP				X
31.1	Rule 13a-14(a) Certification of Principal Executive Officer				X
31.2	Rule 13a-14(a) Certification of Principal Financial Officer				X
32.1**	Section 1350 Certification of Principal Executive Officer				X
32.2**	Section 1350 Certification of Principal Financial Officer				X
97.1*	Blink Charging Co. Policy for Recovery of Erroneously Awarded Compensation	10-K	97.1	18/03/2024	
101.INS	Inline XBRL Instance.				X
101.XSD	Inline XBRL Schema.				X
101.PRE	Inline XBRL Presentation.				X
101.CAL	Inline XBRL Calculation.				X
101.DEF	Inline XBRL Definition.				X
101.LAB	Inline XBRL Label.				X
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)				

* Indicates a management contract or compensatory plan or arrangement.
** In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not deemed filed for purposes of Section 18 of the Exchange Act.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLINK CHARGING CO.

Date: April 8, 2025 By: */s/ Michael Battaglia*
Michael Battaglia
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 8, 2025 By: */s/ Michael P. Rama*
Michael P. Rama
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Battaglia Michael Battaglia	President, Chief Executive Officer, and Director (Principal Executive Officer)	April 8, 2025
/s/ Michael Rama Michael P. Rama	Chief Financial Officer (Principal Financial and Accounting Officer)	April 8, 2025
/s/ Aviv Hillo Aviv Hillo	General Counsel, Executive Vice President of M&A, and Director	April 8, 2025
/s/ Ritsaart J.M. van Montfrans Ritsaart J.M. van Montfrans	Chairman of the Board	April 8, 2025
/s/ Brendan S. Jones Brendan S. Jones	Director	April 8, 2025
/s/ Martha Crawford Martha Crawford	Director	April 8, 2025
/s/ Jack Levine Jack Levine	Director	April 8, 2025
/s/ Kristina A. Peterson Kristina A. Peterson	Director	April 8, 2025
/s/ Cedric L. Richmond Cedric L. Richmond	Director	April 8, 2025

47

BLINK CHARGING CO.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GrantThornton

GRANT THORNTON LLP
101 E. Kennedy Blvd., Suite 3850
Tampa, FL 33602

D +1 813 229 7201
F +1 813 223 3015

Board of Directors and Stockholders
Blink Charging Co.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Blink Charging Co. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated April 8, 2025 expressed an adverse opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, *Segment Reporting (Topic 280)*.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Quantitative Impairment Assessments – Legacy Blink and Mobility Reporting Units

As described further in Notes 2 and 6 to the consolidated financial statements, management evaluates goodwill for impairment on an annual basis, or more frequently if impairment indicators exist, at the reporting unit level. For the quantitative impairment assessments performed during the year, management estimated the fair values of its reporting units using a combination of the income and market approaches. The determination of the fair values of the reporting units requires management to make significant estimates and assumptions related to the preparation of discounted future cash flows. The market approach also requires management judgment in estimating market multiples and control premiums. We identified the goodwill quantitative impairment assessments of the Legacy Blink and Mobility reporting units as a critical audit matter.

The principal consideration for our determination that the goodwill quantitative impairment assessments of the Legacy Blink and Mobility reporting units is a critical audit matter is that changes in the significant assumptions could materially affect the determination of the fair value of the reporting units, the amount of any goodwill impairment charge, or both. Management utilized significant judgment when estimating the fair value of the Legacy Blink and Mobility reporting units and auditing management's judgments regarding prospective financial information, the selected discount rate, estimated market multiples, the control premium and weighting applied involved a high degree of subjectivity due to the estimation uncertainty.

Our audit procedures related to the goodwill quantitative impairment assessments of the Legacy Blink and Mobility reporting units included the following, among others:

● We tested the design and operating effectiveness of the key controls relating to management's goodwill impairment process, including controls over review of the assumptions used to develop future cash flows, the discount rate used, and the valuation methodologies applied.
● We evaluated management's process for determining the fair value of the Legacy Blink and Mobility reporting units.
● We involved valuation specialist professionals with specialized skills and knowledge to assist in evaluating the Company's methodology for the income approach and market approach to conclude on the fair value of the Legacy Blink and Mobility reporting units. With the assistance of our valuation specialists, we assessed the discount rates by developing a range of independent estimates and comparing those to the rates selected by management. We also involved our valuation specialists to evaluate the assumptions used in applying the market approach, including evaluating the reasonableness of estimated market multiples, control premium and weighting applied. We recomputed the arithmetic accuracy of the prospective financial information and evaluated the reasonableness of significant assumptions such as revenue growth and changes to expenditures that would impact the Company's earnings before interest, income taxes, depreciation and amortization. We compared these key assumptions to historical information, budgeted information, industry data and industry data to determine the reasonableness of the prospective financial information.

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP

We have served as the Company's auditor since 2024.

Tampa, Florida
April 8, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Blink Charging Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Blink Charging Co. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combination

Critical Audit Matter Description

As described in Note 3 to the financial statements, the Company acquired Envoy Technologies, Inc. in April 2023. This acquisition was accounted for as a business combination. We identified the evaluation of the acquisition-date fair value of the intangible assets acquired as a critical audit matter.

The principal consideration for our determination that the evaluation of the acquisition-date fair values of the intangible assets acquired was a critical audit matter is the high degree of subjective auditor judgment associated with evaluating management's determination of the fair values of the acquired intangible assets, which is primarily due to the complexity of the valuation models used and the sensitivity of the underlying significant assumptions. The key assumptions used within the valuation models included prospective financial information such as future revenue growth and an applied discount rate. The calculated fair values are sensitive to changes in these key assumptions.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the evaluation of acquisition-date fair values of intangible assets acquired included the following, among others:

- We evaluated the design effectiveness of certain controls over the acquisition-date valuation process, including controls over the development of the key assumptions such as the future revenue growth and the applied discount rate.
- We obtained the purchase price allocation analysis from management and the third-party specialist engaged by management.

    - We assessed the qualifications and competence of management and the third-party specialist; and
    - We evaluated the methodologies used to determine the fair values of the intangible assets.

- We tested the assumptions used within the discounted cash flow models to estimate the fair values of the intangible assets, which included key assumptions such as the future revenue growth and the applied discount rate.
- We assessed the reasonableness of management's forecast by inquiring with management to understand how the forecast was developed and comparing the projections to historical results and external sources, including industry trends and peer companies' historical data.
- We involved our internal valuation specialist who assisted in the evaluation and testing performed on the reasonableness of significant assumptions to the models, including the applied discount rate.

Goodwill and Other Intangible Assets Impairment

Critical Audit Matter Description

As described in Notes 5 and 6 to the financial statements, the Company recognized goodwill and other intangible assets impairment charges of approximately $89.1 million and $5.1 million, respectively, in the statement of operations during the year ended December 31, 2023. We identified management's impairment analysis as a critical audit matter.

The principal consideration for our determination that the evaluation of goodwill and other intangible assets impairment was a critical audit matter is the high degree of subjective auditor judgment associated with evaluating management's determination of the fair values of each reporting unit and the discounted cash flow model used in management's assessment. This led to a high degree of auditor judgement, subjectivity, and effort in performing procedures in this audit area.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the evaluation of reporting date fair values of goodwill and other intangible assets included the following, among others:

- We tested management's process for determining the fair value estimate of each reporting unit.
- We evaluated the discounted cash flow model used in management's assessment.
- We tested the completeness, accuracy, and relevance of the underlying data used by management in the discounted cash flow model.
- We evaluated the reasonableness of significant assumptions used by management as part of their analysis.
- We involved our internal valuation specialist who assisted in the evaluation and testing performed of the goodwill and other intangible assets impairment analysis.

/s/ Marcum LLP

Marcum LLP

We served as the Company's auditor from 2014 to 2024.

New York, NY

March 18, 2024, except for Segment Reporting in Note 17 and Revision of Previously Issued Consolidated Financial Statements in Note 18, as to which the date is April 8, 2025

BLINK CHARGING CO.

Consolidated Balance Sheets
(in thousands, except for share and per share amounts)

		December 31,		
		2024		**2023**
Assets				
Current Assets:				
Cash and cash equivalents	$	41,774	$	98,721
Marketable securities		13,630		22,970
Accounts receivable, net		43,201		45,447
Inventory, net		38,280		47,942
Prepaid expenses and other current assets		4,267		6,654
Total Current Assets		141,152		221,734
Restricted cash		78		79
Property and equipment, net		38,671		35,127
Operating lease right-of-use assets		9,212		9,731
Intangible assets, net		10,388		16,298
Goodwill		17,897		144,881
Other assets		590		669
Total Assets	$	217,988	$	428,519
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts payable	$	28,888	$	31,193
Accrued expenses and other current liabilities		9,482		14,143
Notes payable		265		6,792
Current portion of operating lease liabilities		3,216		3,448
Current portion of financing lease liabilities		34		512
Current portion of deferred revenue		17,359		13,613
Total Current Liabilities		59,244		69,701
Consideration payable		21,028		49,434
Operating lease liabilities, non-current portion		7,162		7,025
Financing lease liabilities, non-current portion		97		163
Deferred revenue, non-current portion		10,603		12,462
Other liabilities		1,152		337
Total Liabilities		99,286		139,122
Commitments and contingencies (Note 16)				
Stockholders' Equity:				
Preferred stock, $0.001 par value, 40,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively		-		-
Common stock, $0.001 par value, 500,000,000 shares authorized, 101,970,907 and 92,818,233 shares issued and outstanding as of December 31, 2024 and 2023, respectively		102		93
Additional paid-in capital		860,300		829,563
Accumulated other comprehensive loss		(5,845)		(2,536)
Accumulated deficit		(735,855)		(537,723)
Total Stockholders' Equity		118,702		289,397
Total Liabilities and Stockholders' Equity	$	217,988	$	428,519

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

		For the Years Ended December 31,				
		2024		**2023**		**2022**
Revenues:						
Product sales	$	81,703	$	109,416	$	46,018
Charging service revenue		21,445		15,646		6,866
Network fees		8,716		7,481		4,370
Warranty		6,427		3,258		928
Grant and fees rebate		1,704		469		296
Car-sharing services		4,667		3,302		1,268
Other		1,535		1,026		1,393
Total Revenues		126,197		140,598		61,139
Cost of Revenues:						
Cost of product sales		54,164		72,532		31,428
Cost of charging services		2,613		3,540		1,466
Host provider fees		12,870		9,140		3,935
Network costs		2,399		1,969		1,463
Warranty and repairs and maintenance		2,602		4,605		2,795
Car-sharing services		4,469		4,356		2,137
Depreciation and amortization		6,299		4,250		3,113
Total Cost of Revenues		85,416		100,392		46,337
Gross Profit		40,781		40,206		14,802
Operating Expenses:						
Compensation		58,665		92,669		60,602
General and administrative expenses		31,779		35,030		28,426
Other operating expenses		20,391		17,825		15,645
Change in fair value of consideration payable		2,910		-		-
Impairment of goodwill		126,984		89,087		-
Impairment of intangible assets		-		5,143		-
Total Operating Expenses		240,729		239,754		104,673
Loss From Operations		(199,948)		(199,548)		(89,871)
Other Income (Expense):						
Interest expense		(431)		(3,546)		(1,529)
Dividend and interest income		2,935		1,909		454
Gain (loss) on extinguishment of notes payable		36		(1,000)		-
Change in fair value of derivative and other accrued liabilities		(10)		8		66
Other expense		-		(22)		(372)
Total Other Income (Expense)		2,530		(2,651)		(1,381)
Loss Before Income Taxes	$	(197,418)	$	(202,199)	$	(91,252)
Provision for income taxes		(714)		(1,494)		(308)
Net Loss	$	(198,132)	$	(203,693)	$	(91,560)
Net Loss Per Share:						
Basic	$	(1.96)	$	(3.21)	$	(1.94)
Diluted	$	(1.96)	$	(3.21)	$	(1.94)
Weighted Average Number of Common Shares Outstanding:						
Basic		100,844,970		63,466,398		46,922,434
Diluted		100,844,970		63,466,398		46,922,434

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statements of Comprehensive Loss
(in thousands)

		For the Years Ended December 31,				
		2024		**2023**		**2022**
Net Loss	$	(198,132)	$	(203,693)	$	(91,560)
Other Comprehensive (Loss) Income:						
Cumulative translation adjustments		(3,309)		510		(1,262)
Total Comprehensive Loss	$	(201,441)	$	(203,183)	$	(92,822)

The accompanying notes are an integral part of these consolidated financial statements.

F-8

BLINK CHARGING CO.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2024
(in thousands, except for share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance - January 1, 2024	-	$ -	92,818,233	$ 93	$ 829,563	$ (2,536)	$ (537,723)	$ 289,397
Common stock issued in public offering, net of issuance costs [1]	-	-	8,970,010	9	26,387	-	-	26,396
Stock-based compensation	-	-	111,999	-	3,525	-	-	3,525
Common stock issuance, net	-	-	70,665	-	825	-	-	825
Other comprehensive loss	-	-	-	-	-	(3,309)	-	(3,309)
Net loss	-	-	-	-	-	-	(198,132)	(198,132)
Balance - December 31, 2024	-	$ -	101,970,907	$ 102	$ 860,300	$ (5,845)	$ (735,855)	$ 118,702

[1] Includes gross proceeds of $27,004, less issuance costs of $608.

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023
(in thousands, except for share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance - January 1, 2023	-	$ -	51,476,445	$ 51	$ 597,982	$ (3,046)	$ (334,030)	$ 260,957
Common stock issued in public offering, net of issuance costs [1]	-	-	39,248,028	41	208,825	-	-	208,866
Common stock issued upon exercises of warrants	-	-	557,733	1	834	-	-	835
Stock-based compensation	-	-	632,962	-	18,484	-	-	18,484
Surrender and cancellation of common stock	-	-	(27,681)	-	(197)	-	-	(197)
Reclassification of common stock liability to equity	-	-	8,235	-	35	-	-	35
Common stock issued in connection with extinguishment of notes payable	-	-	158,372	-	1,000	-	-	1,000
Common stock issued upon cashless exercise of options and warrants	-	-	393,240	-	-	-	-	-
Common stock issued in satisfaction of accrued issuable equity	-	-	370,899	-	2,600	-	-	2,600
Other comprehensive loss	-	-	-	-	-	510	-	510
Net loss	-	-	-	-	-	-	(203,693)	(203,693)
Balance - December 31, 2023	-	$ -	92,818,233	$ 93	$ 829,563	$ (2,536)	$ (537,723)	$ 289,397

[1] Includes gross proceeds of $216,662, less issuance costs of $7,796.

The accompanying notes are an integral part of these consolidated financial statements.

BLINK CHARGING CO.

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022
(in thousands, except for share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance - January 1, 2022	-	$ -	42,423,514	$ 42	$ 458,046	$ (1,784)	$ (242,470)	$ 213,834
Common stock issued in public offering, net of issuance costs [1]	-	-	558,721	-	7,386	-	-	7,386
Common stock issued as purchase consideration of SemaConnect	-	-	7,454,975	7	113,830	-	-	113,837
Common stock issued as purchase consideration of Electric Blue	-	-	152,803	-	2,852	-	-	2,852
Common stock issued upon exercises of warrants	-	-	73,336	-	210	-	-	210
Common stock issued upon cashless exercise of warrants	-	-	8,093	-	-	-	-	-
Common stock issued upon exercise of options	-	-	5,955	-	10	-	-	10
Stock-based compensation	-	-	799,048	2	15,648	-	-	15,650
Other comprehensive loss	-	-	-	-	-	(1,262)	-	(1,262)
Net loss	-	-	-	-	-	-	(91,560)	(91,560)
Balance - December 31, 2022	-	$ -	51,476,445	$ 51	$ 597,982	$ (3,046)	$ (334,030)	$ 260,957

[1] Includes gross proceeds of $7,697, less issuance costs of $311.

The accompanying notes are an integral part of these consolidated financial statements.

F-11

BLINK CHARGING CO.

Consolidated Statements of Cash Flows
(in thousands)

		For the Years Ended December 31,				
		2024		2023		2022
Cash Flows From Operating Activities:						
Net loss	$	(198,132)	$	(203,693)	$	(91,560)
Adjustments to reconcile net loss to net cash used in operating activities:						
Depreciation and amortization		13,407		12,441		9,547
Non-cash lease expense		3,666		2,128		997
Impairment of goodwill		126,984		89,087		-
Impairment of intangible assets		-		5,143		-
Change in fair value of contingent consideration		-		(1,375)		(1,499)
Change in fair value of derivative and other accrued liabilities		10		8		-
Provision for credit losses		1,720		2,555		1,336
(Gain) loss on extinguishment of notes payable		(36)		1,000		-
Loss (gain) on disposal of property and equipment		679		(11)		113
Provision for slow moving and obsolete inventory		2,352		527		78
Change in fair value of consideration payable		2,910		-		-
Gain on settlement of accounts payable, net		-		24		-
Stock-based compensation		3,525		22,039		15,913
Changes in operating assets and liabilities:						
Accounts receivable		(2,036)		(23,677)		(11,869)
Inventory		500		(15,362)		(24,283)
Prepaid expenses and other current assets		2,231		(2,134)		(1,782)
Other assets		68		941		2
Accounts payable, accrued expenses, and other current liabilities		(4,930)		6,977		16,309
Other liabilities		815		(307)		18
Operating lease liabilities		(3,222)		(3,672)		(825)
Deferred revenue		2,327		9,791		5,140
Total Adjustments		150,970		106,123		9,195
Net Cash Used In Operating Activities		(47,162)		(97,570)		(82,365)
Cash Flows From Investing Activities:						
Note receivable		-		-		(2,200)
Proceeds from sale of marketable securities		10,500		16,442		-
Purchase of marketable securities		(1,160)		(39,412)		-
Purchase consideration of SemaConnect, net of cash acquired		-		-		(38,338)
Proceeds from sale of property and equipment		3,425		-		-
Purchase consideration of Envoy, net of cash acquired		-		(4,660)		-
Capitalization of engineering costs		-		(1,028)		(294)
Purchase consideration of Electric Blue, net of cash acquired		-		-		(11,360)
Purchases of property and equipment		(8,617)		(7,552)		(5,249)
Net Cash Provided By (Used In) Investing Activities		4,148		(36,210)		(57,441)
Cash Flows From Financing Activities:						
Proceeds from sale of common stock in public offering [1]		26,396		208,865		7,386
Proceeds from exercise of options and warrants		-		835		220
Repayment of financing liability in connection with finance lease		(596)		(2,837)		(217)
Repayment of notes payable		(37,881)		(9,292)		(681)
Other		(338)		(256)		(315)
Net Cash (Used In) Provided By Financing Activities		(12,419)		197,315		6,393
Effect of Exchange Rate Changes on Cash and Cash Equivalents		(1,515)		(1,368)		(4,830)
Net (Decrease) Increase In Cash and Cash Equivalents and Restricted Cash		(56,948)		62,167		(138,243)
Cash and Cash Equivalents and Restricted Cash - Beginning of Year		98,800		36,633		174,876
Cash and Cash Equivalents and Restricted Cash - End of Year	$	41,852	$	98,800	$	36,633
Cash and cash equivalents and restricted cash consisted of the following:						
Cash and cash equivalents	$	41,774	$	98,721	$	36,562
Restricted cash		78		79		71
	$	41,852	$	98,800	$	36,633

[1] For the year ended December 31, 2024, includes gross proceeds of $27,004, less issuance costs of $608.
For the year ended December 31, 2023, includes gross proceeds of $216,662, less issuance costs of $7,796.
For the year ended December 31, 2022, includes gross proceeds of $7,697, less issuance costs of $311.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows - Continued
(in thousands)

	For the Years Ended December 31,					
		2024		2023		2022
Supplemental Disclosures of Cash Flow Information:						
Cash paid during the year for:						
Interest	$	1,517	$	3,605	$	-
Income taxes	$	218	$	-	$	73
Non-cash investing and financing activities:						
Right-of-use assets obtained in exchange for lease obligations	$	3,205	$	7,401	$	1,787
Property and equipment obtained in exchange for finance lease obligations	$	53	$	2,798	$	931
Transfer of inventory to property and equipment	$	(6,242)	$	(1,786)	$	(5,283)
Reclassification of liability to equity	$	825	$	-	$	-
Common stock issued in satisfaction of accrued issuable equity	$	-	$	2,600	$	-
Common stock issued as purchase consideration of SemaConnect	$	-	$	-	$	113,837
Common stock issued as purchase consideration of Electric Blue	$	-	$	-	$	2,852
Intangible assets obtained in exchange for financing liability	$	-	$	122	$	660
Note receivable applied to purchase consideration of Envoy	$	-	$	(1,321)	$	-
Surrender and cancellation of common stock	$	-	$	(197)	$	-

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except for share and per share amounts)

1. BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Blink Charging Co., through its wholly-owned subsidiaries (collectively, the "Company" or "Blink"), is a leading manufacturer, owner, operator and provider of electric vehicle ("EV") charging equipment and networked EV charging services in the rapidly growing U.S. and international markets for EVs. Blink offers residential and commercial EV charging equipment and services, enabling EV drivers to recharge at various location types. Blink's principal line of products and services is its nationwide Blink EV charging networks (the "Blink Networks") and Blink EV charging equipment, also known as electric vehicle supply equipment ("EVSE"), and other EV-related services. The Blink Networks is a proprietary, cloud-based system that operates, maintains and manages Blink charging stations and handles the associated charging data, back-end operations and payment processing. The Blink Networks provide property owners, managers, parking companies, state and municipal entities, and other types of commercial customers ("Property Partners") with cloud-based services that enable the remote monitoring and management of EV charging stations. The Blink Networks also provide EV drivers with vital station information, including station location, availability and fees. Blink also operates an EV based ride-sharing business through its wholly-owned subsidiary, Blink Mobility LLC.

Blink's wholly owned subsidiary, Envoy, filed a registration statement on Form S-1 dated February 11, 2025 to register shares in connection with its contemplated initial public offering as well as the issuance of shares to its former shareholders in connection with Blink's acquisition of Envoy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LIQUIDITY

As of December 31, 2024, the Company had cash and cash equivalents and marketable securities of $55,404 and working capital of $81,908. During the years ended December 31, 2024, 2023, and 2022, the Company incurred a net loss of $198,132, $203,693, and $91,560, respectively. During the years ended December 31, 2024, 2023, and 2022, the Company used cash in operating activities of $47,162, $97,570, and $82,365, respectively.

During the year ended December 31, 2024, the Company sold an aggregate of 8,970,010 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $27,004, less issuance costs of $608 which were recorded as a reduction to additional paid-in capital. During the year ended December 31, 2023, the Company sold an aggregate of 30,914,695 shares of common stock under an "at-the-market" equity offering program for aggregate gross proceeds of $116,651, less issuance costs of $2,334 which were recorded as a reduction to additional paid-in capital. See Note 11 – Stockholders' Equity.

In February 2023, the Company completed an underwritten registered public offering of 8,333,333 shares of its common stock at a public offering price of $12.00 per share. The Company received approximately $100,000 in gross proceeds from the public offering and approximately $95,000 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company. See Note 11 – Stockholders' Equity.

The Company has not yet achieved profitability and expects to continue to incur cash outflows from operations. It is expected that the Company's operating expenses will continue to increase and, as a result, it will eventually need to generate significant product revenues to achieve profitability. Historically, the Company has been able to raise funds to support its business operations, although there can be no assurance that it will be successful in raising significant additional funds in the future. The Company expects that its cash on hand will fund its operations for at least 12 months after the issuance date of these financial statements.

Since inception, the Company's operations have primarily been funded through proceeds received in equity and debt financing. The Company believes it has access to capital resources and continues to evaluate additional financing opportunities. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its development initiatives or attain profitable operations.

The Company's operating needs include the planned costs to operate its business, including amounts required to fund working capital and capital expenditures. The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including the Company's ability to successfully commercialize its products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement its product and service offerings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Blink Charging Co. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the financial statements. The Company's significant estimates used in these consolidated financial statements include, but are not limited to, stock-based compensation, accounts receivable reserves, inventory valuations, the carrying amount of goodwill, the valuation allowance related to the Company's deferred tax assets, the carrying amount of intangible assets, right-of- use assets and related leases payable, derivative liabilities and the recoverability and useful lives of long-lived assets and consideration payable. Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company considers cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities to meet the definition of financial instruments. As of December 31, 2024 and 2023, the carrying amount of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short period of time between their origination and their expected realization or payment. The carrying amount of consideration payable (excluding the amounts related to the Envoy common stock consideration payable) approximates its fair value as the terms are comparable to terms currently offered by local lending institutions for arrangements with similar terms to industry peers with comparable credit characteristics.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of highly liquid investments such as money market funds and deposits held at major banks. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, which is determined at the date of purchase. The Company has cash on deposits in several financial institutions which, at times, may be in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced losses in such accounts and periodically evaluates the creditworthiness of its financial institutions. The Company reduces its credit risk by placing its cash and cash equivalents with major financial institutions. As of December 31, 2024, the Company had $10,052 held in foreign financial institutions.

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

RESTRICTED CASH

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded as restricted cash on the accompanying consolidated balance sheets.

MARKETABLE SECURITIES

The Company had equity securities of $13,630 and $22,970 as of December 31, 2024 and 2023, respectively. These securities consist primarily of mutual funds and will be used for future working capital needs.

The Company determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. The Company carries all "available-for-sale securities" at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity. The Company carries all "trading securities" at fair value, with unrealized gains and losses, recorded in other income in the Company's consolidated statements of operations. The cost of securities sold is based on the specific-identification method. The marketable securities were all classified as trading as of December 31, 2024 and 2023. Marketable securities are stated at fair value.

The below table provides supplemental information related to marketable securities:

	For the Years Ended December 31,		
	2024	2023	2022
Net gains recognized during the period on trading securities	$ 79	$ 76	$ -
Less: net gains recognized during the period on trading securities sold during the period	(40)	(25)	-
Unrealized gains recognized during the reporting period on trading securities still held at the reporting date	$ 39	$ 51	$ -

ACCOUNTS RECEIVABLE

Accounts receivable are carried at their contractual amounts, less a provision for current expected credit losses. The reserve represents the Company's best estimate of expected credit losses it may experience in the Company's receivable portfolio. As of December 31, 2024 and 2023, there was an allowance for expected credit losses of $8,426 and $6,750, respectively. Management estimates the allowance for credit losses based on an ongoing review of existing economic conditions, the financial conditions of the customers, historical trends in credit losses, and the amount and age of past due accounts.

The below table illustrates the change in the allowance for expected credit losses for the years ended December 31, 2024 and 2023.

	2024	2023
Allowance for Expected Credit Losses		
Beginning balance as of January 1,	$ 6,750	$ 2,548
Provision for credit losses	1,720	2,555
Other	(44)	1,647
Ending balance as of December 31,	$ 8,426	$ 6,750

"Other" within the table above reflects the impact of write-offs and other recoveries.

INVENTORY

Inventory is comprised of electric charging stations, related parts and components, sub-components, sub-assemblies and finished products. Inventory is stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Inventory that is sold to third parties is included within cost of revenues and inventory that is installed on the premises of participating owner/operator properties, where the Company retains ownership, is transferred to property and equipment at the carrying value of the inventory. Cost of parts and components include the purchase and related costs incurred in bringing the products to their present location and condition. The Company periodically reviews for slow-moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value. Based on the aforementioned periodic reviews, the Company recorded an inventory reserve for slow-moving or excess inventory of $3,129 and $777 as of December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company's inventory was comprised of $18,659 of finished goods that were available for sale and $19,621 of raw material and work in process. As of December 31, 2023, the Company's inventory was comprised of $33,902 of finished goods that were available for sale and $14,040 of raw material and work in process.

The below table illustrates the change in the reserve for slow-moving or excess inventory for the years ended December 31, 2024 and 2023.

	2024	2023
Inventory Reserve		
Beginning balance as of January 1,	$ 777	$ 298
Provision for slow moving and obsolete inventory	2,352	527
Other	-	(48)
Ending balance as of December 31,	$ 3,129	$ 777

"Other" within the table above reflects the impact of write-offs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

<u>PROPERTY AND EQUIPMENT</u>

Property and equipment is stated at cost, net of accumulated depreciation and amortization which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets.

Asset	Useful Lives (In Years)
Computer software and office and computer equipment	3 - 5
Machinery and equipment, automobiles, furniture and fixtures	3 - 10
Installed Level 2 electric vehicle charging stations	3 - 7
Installed Level 3 (DC Fast Chargers ("DCFC")) electric vehicle charging stations	5
Buildings	39

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations for the respective period. Minor additions and repairs are expensed in the period incurred. Major additions and repairs which extend the useful life of existing assets are capitalized and depreciated using the straight-line method over their remaining estimated useful lives.

EV charging stations represent the cost, net of accumulated depreciation, of charging equipment and installation of the charging equipment that have been installed on the premises of participating owner/operator properties or are earmarked to be installed.

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company assesses the recoverability of its long-lived assets by monitoring current selling prices of car charging units in the open market, the adoption rate of various auto manufacturers in the EV market and projected car charging utilization at various public car charging stations throughout its network in determining fair value. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

As electric vehicle charging requirements and technologies change, driven by federal, state or local regulatory authorities or by electric vehicle manufacturers or other technology or services providers for the charging station industry, in particular cellular connectivity technology, the Company may need to upgrade or adapt its charging station products or introduce new products in order to serve new vehicles, conform to new standards, or adapt new technologies to serve existing customers or new customers at substantial research, development, and network upgrades costs. During the year ended December 31, 2022, the Company incurred $3,809 related to these upgrades. As of December 31, 2023, the charger upgrades were substantially complete.

See Note 4 – Property and Equipment for additional details.

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

GOODWILL

Goodwill is the excess of consideration paid for an acquired entity over the fair value of the amounts assigned to assets acquired, including other identifiable intangible assets, and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company's tangible and identifiable intangible assets and liabilities.

Goodwill is required to be evaluated for impairment on an annual basis or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include: macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company may apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company determines fair value through multiple valuation techniques and weights the results accordingly. The Company is required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. The Company has elected to perform its annual goodwill impairment review on November 1 of each year utilizing a qualitative assessment to determine if it was more likely than not that the fair value of each of its reporting units was less than their respective carrying values.

See Note 6 - Goodwill for further information.

INTANGIBLE ASSETS

Identifiable intangible assets primarily include trade name, internal use software, customer relationships, favorable leases, internally developed technology, capitalized engineering costs and non-compete agreements. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, the Company will compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

ASSETS HELD FOR SALE

The Company initially measures an asset that is classified as held for sale at the lower of its carrying amount or fair value less costs to sell. The Company assesses the fair value of an asset less costs to sell each reporting period that it remains classified as held for sale, and reports any subsequent changes as an adjustment to the carrying amount of the asset. Assets are not depreciated or amortized while they are classified as held for sale.

Underperforming Subsidiary

During the first quarter of 2024, the Company's Board of Directors approved a plan for the sale of underperforming assets of a subsidiary. On April 30, 2024, the Company entered into an agreement to sell installed and inventory charging units and the associated agreements with existing customers, hosts, and drivers. This transaction was completed and funded on July 3, 2024. As a result, the Company recorded a loss of $945 for the year ended December 31, 2024, respectively, which is included in operating expenses on the accompanying consolidated statements of operations. The Company elected not to present this underperforming subsidiary as discontinued operations because it is not material to the Company's consolidated financial statements.

FOREIGN CURRENCY TRANSLATION

The Company's reporting currency is the United States dollar. The functional currency of certain subsidiaries is the Euro, Indian Rupee, and Pound Sterling. Assets and liabilities are translated based on the exchange rates at the balance sheet date (1.04131 for the Euro, 0.0117 for the Indian Rupee and 1.2551 for the Pound Sterling as of December 31, 2024; 1.1039 for the Euro, 0.0120 for the Indian Rupee and 1.1533 for the Pound Sterling as of December 31, 2023; 1.0701 for the Euro, 0.0121 for the Indian Rupee and 1.1299 for the Pound Sterling as of December 31, 2022). Expense accounts are translated at the weighted average exchange rate for the period (1.0439 for the Euro, 0.0117 for the Indian Rupee and 1.2852 for the Pound Sterling during the year ended December 31, 2024; 1.0980 for the Euro, 0.0120 for the Indian Rupee and 1.2664 for the Pound Sterling during the year ended December 31, 2023; 1.0527 for the Euro, 0.0121 for the Indian Rupee and 1.1903 for the Pound Sterling during the year ended December 31, 2022). Equity accounts are translated at historical exchange rates. The resulting translation adjustments are recognized in stockholders' equity as a component of accumulated other comprehensive income. Comprehensive income (loss) is defined as the change in equity of an entity from all sources other than investments by owners or distributions to owners and includes foreign currency translation adjustments as described above. Transaction gains (losses) attributable to foreign exchange were ($363), $140, and ($600) and included within general and administrative expenses during the years ended December 31, 2024, 2023, and 2022, respectively. Cumulative translation adjustments attributable to foreign exchange were ($3,309), $510, and ($1,262) during the years ended December 31, 2024, 2023, and 2022, respectively.

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION

The Company recognizes revenue primarily from the following types of contracts with customers:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer or installation of the product.
- Charging service revenue – Revenue is recognized at the point when a particular charging session is completed.
- Network fees– Represents a stand-ready obligation whereby the Company is obligated to perform over a period of time and, as a result, revenue is recognized on a straight-line basis over the contract term. Network fees are billed annually.
- Warranty – Extended warranties represent a stand-ready obligation whereby the Company is obligated to perform over a period of time and, as a result, revenue is recognized on a straight-line basis over the contract term. The Company also sells third-party warranties which are recorded at the point in time of sale. Furthermore, standard warranties are generally not accounted for as separate performance obligations as warranties do not provide a service in addition to the assurance that the charging stations will function as expected.
- Grant and fees rebate – Grants and rebates related to EV charging stations and their installation are deferred and recognized as revenue in a manner consistent with the related depreciation expense of the related asset over the useful life of the charging station.
- Car-sharing services – Relate to revenues and expenses from electric vehicle-sharing and electric vehicle charging services provided to apartments, offices and hotels for use by their residents and guests and are recognized in accordance with ASC 842. Revenue is recognized over the duration of the rental agreement which are short term in nature.
- Other – Primarily related to transaction fees recognized at a point in time. Other revenues are also comprised of sales related to alternative fuel credits.

The following table summarizes our revenue recognized in the consolidated statements of operations:

	For The Years Ended December 31,		
	2024	2023	2022
Revenues - Recognized at a Point in Time			
Product sales	$ 81,703	$ 109,416	$ 46,018
Charging service revenue	21,445	15,646	6,866
Warranty	1,535	-	-
Other	1,535	1,026	1,393
Total Revenues - Recognized at a Point in Time	106,218	126,088	54,277
Revenues - Recognized Over a Period of Time:			
Network fees	8,716	7,481	4,370
Warranty	4,892	3,258	928
Total Revenues - Recognized Over a Period of Time	13,608	10,739	5,298
Revenues- Other			
Car-sharing services	4,667	3,302	1,268
Grant and fees rebate	1,704	469	296
Total Revenues - Other	6,371	3,771	1,564
Total Revenue	$ 126,197	$ 140,598	$ 61,139

The following table summarizes our revenue recognized in the consolidated statements of operations by geographical area:

	For The Years Ended December 31,		
	2024	2023	2022
Revenues by Geographical Area			
United States	$ 90,349	$ 104,714	$ 40,828
International	35,848	35,884	20,311
Total Revenue	$ 126,197	$ 140,598	$ 61,139

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

REVENUE RECOGNITION – CONTINUED

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. Payment terms are generally thirty days. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Consideration promised in the Company's contracts with customers is variable due to anticipated reductions, such as sales returns, and miscellaneous claims from customers. The Company estimates the most likely amount it will be entitled to receive and records an anticipated reduction against revenues at the time revenues are recognized.

The Company recognizes revenue from numerous contracts with multiple performance obligations. For these contracts, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the observable price for which the Company would sell the product or service to a customer on a standalone basis (i.e., not sold as a bundled sale with any other products or services). The allocation of transaction price among separate performance obligations may impact the timing of revenue recognition but will not change the total revenue recognized on the contract.

As of December 31, 2024, the Company had $27,962 related to contract liabilities where performance obligations have not yet been satisfied, which has been included within deferred revenue on the consolidated balance sheets as of December 31, 2024. The Company expects to satisfy $17,359 of its remaining performance obligations for network fees, warranty revenue, product sales, and other and recognize the revenue within the next twelve months. As of December 31, 2023, the Company had $26,075 related to contract liabilities where performance obligations have not yet been satisfied, which has been included within deferred revenue on the consolidated balance sheets as of December 31, 2023.

The Company has elected to apply the practical expedient to expense costs to obtain contracts at the time the liability is incurred when the expected amortization period is one year or less.

During the years ended December 31, 2024, 2023, and 2022, there was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods as specified by ASC 606-10-50-12A.

Grants, rebates and alternative fuel credits pertaining to revenues and periodic expenses which are accounted for under ASC 832 are recognized as income when the related revenue and/or periodic expense are recorded. Grants and rebates related to EV charging stations and their installation are deferred and amortized in a manner consistent with the related depreciation expense of the related asset over their useful lives. During the years ended December 31, 2024, 2023, and 2022, the Company recognized $211, $214, and $296, respectively, of revenue related to alternative fuel credits, which is included within other revenue on the consolidated statements of operations.

Car-sharing services relate to revenues and expenses from electric vehicle-sharing and electric vehicle charging services provided to apartments, offices and hotels for use by their residents and guests and are recognized in accordance with ASC 842. The Company provides electric vehicles to be available for use and the contracting locations are invoiced on a monthly or quarterly basis under the terms of the agreement signed with each respective customer. Revenue is also derived from parties who schedule use of electric vehicles that are not provided specifically for exclusive use to a particular customer under an ongoing existing contractual arrangement. The Company accounts for such rentals as operating leases. The lease terms are included in the Company's contracts, and the determination of whether the Company's contracts contain leases generally does not require significant assumptions or judgments. The Company's lease revenues do not include material amounts of variable payments. The Company does not provide an option for the lessee to purchase the rented vehicle at the end of the lease. The Company is unsure of when the customer will return the vehicles. As such, the Company does not know how much the customer will owe it upon return of the vehicle and, therefore, cannot provide a maturity analysis of future lease payments. The Company's vehicles are generally rented for short periods of time (generally a few hours). Lessees do not provide residual value guarantees on rented vehicles. The Company expects to derive significant future benefits from its vehicles following the end of the rental term. The Company's vehicles are typically rented for the majority of the time that the Company owns or leases the underlying vehicle.

ADVERTISING COSTS

The Company participates in various advertising programs. All costs related to advertising of the Company's products and services are expensed in the period incurred. Advertising costs charged to operations for the years ended December 31, 2024, 2023, and 2022 were $2,266, $2,321, and $2,618, respectively, and are included in general and administrative expenses on the consolidated statements of operations.

CONCENTRATIONS

As of December 31, 2024, accounts receivable from a significant customer was 12% of total accounts receivable. As of December 31, 2024, accounts payable to a significant vendor was approximately 12% of accounts payable. As of December 31, 2023, accounts payable to two significant vendors were approximately 16% and 10% of total accounts payable. During the year ended December 31, 2022, sales to a significant customer represented 15% of total revenue. During the year ended December 31, 2024, the Company made purchases from a significant supplier that represented 12% of total purchases. During the years ended December 31, 2023 and 2022, the Company made purchases from another significant supplier that represented 24% and 19%, respectively, of total purchases.

STOCK-BASED COMPENSATION

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The fair value of the award is measured on the grant date and then is recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The Company computes the fair value of equity-classified warrants and options granted using the Black-Scholes option pricing model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

<u>LEASES</u>

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment and finance lease liabilities on the consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company provides charging services at designated locations on the host's property at which the charging station is situated. In consideration thereof, the host shares in the monthly revenue generated by the charging station on a percentage basis. As the charging station monthly revenue generated is variable, the host's monthly revenue derived there from is similarly variable. These arrangements contain embedded lease arrangements to place charging equipment in designated space located on the host's site in exchange for variable lease payments based on revenue-sharing provisions, which are expensed as incurred in host provider fees in the accompanying consolidated statements of operations. The Company has elected the practical expedient to not separate non-lease components from lease components in the measurement of liabilities for all asset classes. The Company expenses variable lease payments as incurred.

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. As of December 31, 2024 and 2023, the Company maintained a full valuation allowance against its deferred tax assets, since it is more likely than not that the future tax benefit on such temporary differences will not be realized.

The Company recognizes the tax benefit from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement by examining taxing authorities. The Company has open tax years going back to 2013 (or the tax year ended December 31, 2009 if the Company were to utilize its NOLs) which will be subject to audit by federal and state authorities upon filing. The Company's policy is to recognize interest and penalties accrued on uncertain income tax positions in interest expense in the Company's consolidated statements of operations. As of December 31, 2024 the Company had no unrecognized tax benefits. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the common share equivalents had been issued (computed using the treasury stock or if converted method), if dilutive.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	For the Years Ended December 31,		
	2024	2023	2022
Warrants	1,150,152	1,150,152	1,592,203
Options	986,165	982,844	1,060,535
Restricted stock units	1,160,667	-	-
Total potentially dilutive shares	3,296,984	2,132,996	2,652,738

RECLASSIFICATIONS

Certain prior year balances have been reclassified in order to conform to current year presentation. These reclassifications have no effect on previously reported results of operations or loss per share.

COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-05, "Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement," under which an entity that qualifies as either a joint venture or a corporate joint venture as defined in the FASB Accounting Standards Codification ("ASC") master glossary is required to apply a new basis of accounting upon the formation of the joint venture. Specifically, the ASU provides that a joint venture or a corporate joint venture (collectively, "joint ventures") must initially measure its assets and liabilities at fair value on the formation date. The amendments are effective for all joint ventures within the ASU's scope that are formed on or after January 1, 2025. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The adoption of this pronouncement on January 1, 2025 did not have a material impact on the Company's consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements." For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" related to improvements to income tax disclosures. The amendments in this update require enhanced jurisdictional and other disaggregated disclosures for the effective tax rate reconciliation and income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The adoption of this pronouncement on January 1, 2025 did not have a material impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 "Income Statement- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" to require more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

(in thousands, except for share and per share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" which amends guidance in Topic 820, Fair Value Measurement. The guidance clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring the fair value. The guidance also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendment requires the following disclosures for equity securities subject to contractual sale restrictions: the fair value of equity securities subject to contractual sale restrictions; the nature and remaining duration of the restriction(s); and the circumstances that could cause a lapse in the restriction(s). The amended guidance is effective January 1, 2024 on a prospective basis. The Company adopted ASU 2022-03 effective January 1, 2024 and its adoption did not have a material impact on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting: Improvements to Reportable Segment Disclosures." The amendments in this update require additional disclosure of significant expenses related to our reportable segments, additional segment disclosures on an interim basis, and qualitative disclosures regarding the decision making process for segment resources. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 effective December 31, 2024 and its adoption impacted certain disclosures in the notes to the consolidated financial statements. See Note 17 - Segment Reporting for additional information.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS

ENVOY TECHNOLOGIES, INC.

On April 18, 2023, the Company, Blink Mobility, LLC, a California limited liability company and wholly-owned subsidiary of the Company ("Mobility"), and Mobility Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Mobility ("Merger Sub"), entered into and, after all parties met the closing conditions, consummated the transactions contemplated under an Agreement and Plan of Merger, dated as of April 18, 2023 (the "Acquisition Agreement"), with Envoy Technologies, Inc., a Delaware corporation ("Envoy"). Pursuant to the Acquisition Agreement, Merger Sub merged with and into Envoy, whereupon the separate corporate existence of Merger Sub ceased, and Envoy was the surviving corporation of the merger and a wholly-owned subsidiary of Mobility (the "Acquisition").

Under the terms of the Acquisition Agreement, the acquisition consideration was up to $35,500, paid as follows: (i) $6,000 in cash paid upon the closing of the Acquisition Agreement (the "Closing"); (ii) a promissory note of Mobility in the principal amount of $5,000 which bears interest at a rate of 6% per annum and becomes due 12 months from Closing; (iii) a promissory note of Mobility in the principal amount of $2,000 which bears interest at a rate of 6% per annum and becomes due 18 months from Closing; and (iv)(a) in the event of an initial public offering or direct listing of Mobility or Mobility's successor within 24 months after the Closing (and shares of common stock of the Company are not issued in lieu thereof), $18,500, $21,000 or $22,500 worth of shares of common stock of Mobility or Mobility's successor, depending on the timing of such offering or listing, (b) in the event there is no initial public offering or direct listing of Mobility or Mobility's successor within 24 months after the Closing, $21,000 worth of shares of common stock of the Company, or (c) at the Company's option, a combination of cash and common stock of the Company with an aggregate value of $21,000.

The aggregate purchase price was $30,900, which included working capital deficit of $1,595 and closing date cash of $19. The fair value of the consideration paid in the acquisition consisted of: (a) $6,000 in cash ($4,679 was paid at Closing and $1,321 was paid prior to Closing in the form of a note receivable); (b) $6,782 in aggregate promissory notes; and (c) $18,118 in common stock of Mobility subject to the conditions described above. The payment of shares of common stock of Mobility or Mobility's successor, if any, will be based on the public offering price per share of such stock in the initial public offering. The payment of shares of common stock of the Company, if any, will be based on the average of the daily-weighted average prices for such stock on each of the 60 days ending on the day prior to issuance thereof. The common stock consideration payable in the amount of $18,118 is included within consideration payable on the consolidated balance sheet as of December 31, 2023.

The Company engaged a third-party independent valuation specialist to assist in the determination of fair values of tangible and intangible assets acquired and liabilities assumed for Envoy. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The Company recognized certain measurement period adjustments, as summarized in the fair values of assets acquired and liabilities assumed in the tables below. Measurement period adjustments are recognized in the reporting period in which the adjustments are determined and calculated as if the accounting had been completed at the acquisition date. The acquisition will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable and certain fixed assets.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ENVOY TECHNOLOGIES, INC. - CONTINUED

		Purchase Price Allocation
Purchase Consideration:		
Cash	$	6,000
Deferred cash consideration		6,782
Common stock		18,118
Total Purchase Consideration	$	30,900
Less:		
Trade name	$	166
Customer relationships		1,925
Internally developed technology		175
Non-compete agreements		11
Property and equipment		1,802
Other assets		52
Notes payable- non current portion		(24)
Lease liability- non current portion		(1,730)
Debt-free net working capital deficit		(1,595)
Fair Value of Identified Net Assets	$	782
Remaining Unidentified Goodwill Value	$	30,118

In connection with the acquisition of Envoy, the Company acquired intangible assets in the form of a trade name, customer relationships, internally developed technology and non-compete agreements. The Company used the relief from royalty method when determining the fair value of the acquired trade name and internally developed technology. The fair value was determined by applying an estimated royalty rate to revenues, measuring the value the Company would pay in royalties to a market participant if it did not own the trade name and internally developed technology and had to license it from a third party. The trademark was assigned a useful life of 2 years and the internally developed technology was assigned a useful life of 3 years.

When determining fair value of customer relationships, a form of income approach, known as the multi period excess earnings method was used. The fair value was determined by calculating the present value of estimated future operating cash flows generated from the existing customers less costs to realize the revenue. The Company applied a discount rate of 21%, which reflected the nature of the assets as they relate to the risk and uncertainty of the estimated future operating cash flows. Other significant assumptions used to estimate the fair value of the customer contracts include an assumed income tax rate of 26%. The customer relationships were assigned a useful life of 5.3 years.

The Company used a discounted cash flow model when determining the fair value of the non-compete agreements. Significant assumptions included a discount rate of 21% and an assumed income tax rate of 26%. The non-compete agreements were assigned a useful life of 2 years.

The fair value of working capital accounts was determined to be the carrying values due to the short-term nature of the assets and liabilities.

The fair value of property and equipment was estimated by applying the cost approach. The cost approach uses the replacement or reproduction cost as an indicator of fair value. The assumptions of the cost approach include replacement cost new, projected capital expenditures, and physical deterioration factors including economic useful life, remaining useful life, age, and effective age.

As of December 31, 2024 and 2023, the estimated fair value of the common stock consideration payable was $21,028 and $18,118, respectively. The Company uses a probability-weighted discounted cash flow approach as a valuation technique to determine the fair value of the common stock consideration payable on the acquisition date and at each reporting period. The significant unobservable inputs used in the fair value measurements are the probability outcome percentages that are assigned to each scenario. Significant increases or decreases to either of these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the common stock consideration liability.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ENVOY TECHNOLOGIES, INC. – CONTINUED

The components of debt free net working capital deficit are as follows:

	Purchase Price Allocation
Current assets:	
Cash	$ 19
Accounts receivable	391
Prepaid expenses and other current assets	254
Total current assets	$ 664
Less current liabilities:	
Accounts payable	$ 853
Current portion of lease liability	591
Current portion of notes payable	7
Deferred revenue	229
Accrued expenses and other current liabilities	579
Total current liabilities	$ 2,259
Net working capital deficit	$ (1,595)

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from this acquisition. Goodwill of $30,118 from the acquisition of Envoy is not expected to be deductible for income tax purposes.

The consolidated financial statements of the Company include the results of operations of Envoy from April 18, 2023 to December 31, 2023 and do not include results of operations for periods prior to April 18, 2023. The results of operations of Envoy from April 18, 2023 to December 31, 2023 included revenues of $2,743 and a net loss of $2,620.

The following table presents the unaudited pro forma consolidated results of operations for the years ended December 31, 2023 and 2022 as if the acquisition of Envoy occurred at the beginning of fiscal year 2022. The pro forma information provided below is compiled from the preacquisition financial information of Envoy and includes pro forma adjustments to give effect to (i) interest expense related to notes issued as consideration and (ii) amortization expense associated with the acquired intangible assets. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of this acquisition actually been acquired at the beginning of fiscal year 2022 or (ii) future results of operations.

	For the Years Ended December 31,	
	2023 (Unaudited)	2022 (Unaudited)
Revenues	$ 140,765	$ 64,509
Net loss	$ (204,949)	$ (96,358)

As of the date of the acquisition, the Company expected to collect all contractual cash flows related to receivables acquired in the acquisition. Acquisition-related costs of $356 are expensed as incurred and are recorded within general and administrative expenses on the consolidated statements of operations.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

SEMACONNECT, INC.

On June 15, 2022, the Company completed the acquisition of SemaConnect, Inc., a Delaware corporation ("SemaConnect") pursuant to an Agreement and Plan of Merger, dated as of June 13, 2022 ("Acquisition Agreement"), by and among the Company, Blink Sub I Corp., Blink Sub II LLC, SemaConnect and Shareholder Representative Services LLC (solely in its capacity as the stockholders' representative). Following the closing of the acquisition, SemaConnect became a wholly owned subsidiary of the Company. SemaConnect is a leading provider of EV charging infrastructure solutions in North America.

The aggregate purchase price was $200,573, which included excess working capital of $1,229 and closing date cash of $3,639. The consideration paid in the acquisition consisted of: (a) $86,736 in cash, (i) of which $46,136 was paid at the closing of the Acquisition Agreement ("Closing") and (ii) the remaining $40,600 is payable (bearing interest at 7%) until not earlier than nine months following the Closing and not later than three years following the Closing; and (b) 7,454,975 shares of the Company's common stock with a fair value of $113,837. Included in the cash consideration was $8,103 related to payments due to stock option holders of SemaConnect. Subsequent to the closing of the acquisition, payments to the stock option holder were made after the stock option holder signed an option cash-out agreement.

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from this acquisition. Goodwill of $174,439 from the acquisition of SemaConnect is not expected to be deductible for income tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date of SemaConnect:

	Purchase Price Allocation
Purchase Consideration:	
Cash	$ 46,136
Deferred cash consideration	40,600
Common stock	113,837
Total Purchase Consideration	$ 200,573
Less:	
Trade name	$ 1,831
Customer relationships	15,055
Internally developed technology	3,607
Non-compete agreements	241
Property and equipment	614
Right of use asset	1,092
Other assets	449
Deferred revenue- non current portion	(702)
Lease liability- non current portion	(611)
Debt-free net working capital	4,558
Fair Value of Identified Net Assets	$ 26,134
Remaining Unidentified Goodwill Value	$ 174,439

3. BUSINESS COMBINATIONS – CONTINUED

SEMACONNECT, INC. - CONTINUED

In connection with the acquisition of SemaConnect, the Company acquired tradename, customer relationships, internally developed technology and non-compete agreements.

The Company used the relief from royalty method when determining the fair value of the acquired trademark and internally developed technology. The fair value was determined by applying an estimated royalty rate to revenues, measuring the value the Company would pay in royalties to a market participant if it did not own the trademark and internally developed technology and had to license it from a third party. The trademark was assigned a useful life of two years and the internally developed technology was assigned a useful life of three years.

When determining fair value of customer relationships, a form of income approach, known as the multi period excess earnings method was used. The fair value was determined by calculating the present value of estimated future operating cash flows generated from the existing customers less costs to realize the revenue. The Company applied a discount rate of 20%, which reflected the nature of the assets as they relate to the risk and uncertainty of the estimated future operating cash flows. Other significant assumptions used to estimate the fair value of the customer contracts include an assumed income tax rate of 26%. The customer relationships were assigned a 5-year useful life.

The Company used a discounted cash flow model when determining the fair value of the non-compete agreements, significant assumptions include a discount rate of 20% and an assumed income tax rate of 26%. The non-compete agreements were assigned a useful life of two years.

The fair value of working capital accounts was determined to be the carrying values due to the short-term nature of the assets and liabilities.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

SEMACONNECT, INC. – CONTINUED

The fair value of property and equipment was estimated by applying the cost approach. The cost approach uses the replacement or reproduction cost as an indicator of fair value. The assumptions of the cost approach include replacement cost new, projected capital expenditures, and physical deterioration factors including economic useful life, remaining useful life, age, and effective age.

The components of debt free net working capital are as follows:

Current assets:		
Cash	$	3,753
Restricted cash		8,103
Accounts receivable		5,515
Inventory		5,472
Prepaid expenses and other current assets		1,309
Total current assets	$	24,152
Less current liabilities:		
Accounts payable	$	2,305
Merger consideration payable		8,103
Current portion of lease liability		481
Current portion of notes payable		186
Deferred revenue		2,677
Accrued expenses and other current liabilities		5,842
Total current liabilities	$	19,594
Debt free net working capital	$	4,558

The consolidated financial statements of the Company include the results of operations of SemaConnect from June 15, 2022 to December 31, 2022 and do not include results of operations for periods prior to June 15, 2022. The results of operations of SemaConnect from June 15, 2022 to December 31, 2022 included revenues of $18,411 and a net loss of $3,295.

The following table presents the unaudited pro forma consolidated results of operations for the year ended December 31, 2022 as if the acquisition of SemaConnect had occurred at the beginning of fiscal year 2021. The pro forma information provided below is compiled from the pre-acquisition financial information of SemaConnect and includes pro forma adjustments for adjustments to certain expenses. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of this acquisition actually been acquired at the beginning of fiscal year 2021 or (ii) future results of operations:

		For the Year Ended December 31, 2022 (Unaudited)
Revenues	$	70,078
Net loss	$	(102,444)

The above pro forma information includes pro forma adjustments to give effect to the amortization of the acquired intangible assets to the 2021 historical period.

As of the date of the acquisition, the Company expected to collect all contractual cash flows related to receivables acquired in the acquisition. Acquisition-related costs are expensed as incurred and are recorded within general and administrative expenses on the consolidated statements of operations. Acquisition-related costs were $3,407 during the year ended December 31, 2022.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ELECTRIC BLUE LIMITED

On April 22, 2022, pursuant to a Sale and Purchase Agreement dated April 22, 2022, the Company acquired, through its Dutch subsidiary, Blink Holdings B.V., all of the outstanding capital stock of Electric Blue Limited (“EB”), a private company limited by shares and registered in England and Wales, from its shareholders. Headquartered in St. Albans, United Kingdom, EB is a leading provider of electric vehicle charging and sustainable energy solutions and technologies. EB works with local authorities and businesses to create the infrastructure the United Kingdom needs to meet the 2050 net zero emissions target and prepare for the 2030 ban on the sale of new petrol and diesel cars and vans.

The fair value purchase price for the acquisition of all of EB’s outstanding capital stock was $19,317, consisting of $12,651 in cash, 152,803 shares of the Company’s common stock with a fair value of $2,852, plus the contingent consideration described in the following paragraph. The fair value of the common stock consideration was determined by the closing price of the Company’s common stock on the acquisition date.

In addition, provided EB reaches specified gross revenue or new EV charger installation targets over the three years post-closing, the Company also agreed to issue up to approximately $6,400 in additional shares of its common stock to EB shareholders (the “Contingent Consideration”). The Contingent Consideration was recorded at an estimated fair value of $3,814. As of December 31, 2022, the estimated fair value of the Contingent Consideration was $1,316. The Company uses a probability-weighted discounted cash flow approach as a valuation technique to determine the fair value of the contingent consideration liabilities on the acquisition date and at each reporting period. The significant unobservable inputs used in the fair value measurements are projections over the earn-out period, and the probability outcome percentages that are assigned to each scenario. Significant increases or decreases to either of these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liabilities.

Of the purchase price to be issued to the EB shareholders at closing, approximately $650 in cash and 25,466 shares of common stock are being held in escrow accounts for periods of 12 months (cash escrow) and 18 months (stock escrow), respectively, following the closing to cover any losses or damages we may incur by reason of, among other things, any misrepresentation or breach of warranty by EB under the Sale and Purchase Agreement.

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from this acquisition. Goodwill of $10,443 from the acquisition of EB is expected to be deductible for income tax purposes.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ELECTRIC BLUE LIMITED – CONTINUED

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date of EB:

Purchase Consideration:		
Cash	$	12,651
Common stock		2,852
Contingent consideration		3,814
Total Purchase Consideration	$	19,317
Less:		
Trade name	$	500
Customer relationships		4,856
Internally developed technology		515
Non-compete agreements		1,992
Property and equipment		4,325
Deferred revenue- non current portion		(2,689)
Debt-free net working capital deficit		(625)
Fair Value of Identified Net Assets	$	8,874
Remaining Unidentified Goodwill Value	$	10,443

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ELECTRIC BLUE LIMITED – CONTINUED

The components of debt free net working capital are as follows:

Current assets:		
Cash	$	1,291
Accounts receivable		1,618
Prepaid expenses and other current assets		508
Total current assets	$	3,417
Less current liabilities:		
Accounts payable	$	647
Current portion of lease liabilities		22
Current portion of notes payable		611
Accrued expenses and other current liabilities		2,762
Total current liabilities	$	4,042
Debt free net working capital deficit	$	(625)

The Company used the relief from royalty method when determining the fair value of the acquired trademark and internally developed technology. The fair value was determined by applying an estimated royalty rate to revenues, measuring the value the Company would pay in royalties to a market participant if it did not own the trademark and internally developed technology and had to license it from a third party. The trademark was assigned a useful life of one and half years and the internally developed technology was assigned a useful life of one year.

When determining fair value of customer relationships, a form of income approach, known as the multi period excess earnings method was used. The fair value was determined by calculating the present value of estimated future operating cash flows generated from the existing customers less costs to realize the revenue. The Company applied a discount rate of 23%, which reflected the nature of the assets as they relate to the risk and uncertainty of the estimated future operating cash flows. Other significant assumptions used to estimate the fair value of the customer contracts include an assumed income tax rate of 25%. The assigned useful life for customer relationships was approximately six years.

The Company used a discounted cash flow model when determining the fair value of the non-compete agreements, significant assumptions include a discount rate of 20% and an assumed income tax rate of 26%. The non-compete agreements were assigned a useful life of two years.

The Company used a Monte-Carlo based simulation model when determining the fair value of the contingent consideration. The model takes into account the Company's projections as well as an assumed discount rate of 12%.

The fair value of working capital accounts was determined to be the carrying values due to the short-term nature of the assets and liabilities.

The fair value of property and equipment was estimated by applying the cost approach. The cost approach uses the replacement or reproduction cost as an indicator of fair value. The assumptions of the cost approach include replacement cost new, projected capital expenditures, and physical deterioration factors including economic useful life, remaining useful life, age, and effective age.

(in thousands, except for share and per share amounts)

3. BUSINESS COMBINATIONS – CONTINUED

ELECTRIC BLUE LIMITED – CONTINUED

Changes in the balance of identified intangible assets and goodwill reflected on the balance sheet are the result of the impact of the change in foreign currency exchange rates.

The consolidated financial statements of the Company include the results of operations of EB from April 22, 2022 to December 31, 2022 and do not include results of operations for periods prior to April 22, 2022. The results of operations of EB from April 22, 2022 to December 31, 2022 included revenues of $4,601 and a net loss of $4,355.

The following table presents the unaudited pro forma consolidated results of operations for the year ended December 31, 2022 as if the acquisition of EB had occurred at the beginning of fiscal year 2021. The pro forma information provided below is compiled from the pre-acquisition financial information of EB and includes pro forma adjustments for adjustments to certain expenses. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of this acquisition actually been acquired at the beginning of fiscal year 2021 or (ii) future results of operations:

	For the Year Ended December 31, 2022 (Unaudited)	
Revenues	$	62,002
Net loss	$	(92,705)

The above pro forma information includes pro forma adjustments to give effect to the amortization of the acquired intangible assets to the 2021 historical period. As of the date of the acquisition, the Company expected to collect all contractual cash flows related to receivables acquired in the acquisition.

Acquisition-related costs are expensed as incurred and are recorded within general and administrative expenses on the consolidated statements of operations. Acquisition-related costs were $376 during the year ended December 31, 2022.

See Note 10 – Fair Value Measurement for additional information.

(in thousands, except for share and per share amounts)

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	
	2024	2023
EV charging stations	$ 43,709	$ 32,140
Building	-	6,847
Software	3,294	2,455
Automobiles	1,979	3,339
Office and computer equipment	2,750	2,503
Leasehold improvements	2,001	986
Machinery and equipment	1,128	1,065
	54,861	49,335
Less: accumulated depreciation	(16,190)	(14,208)
Property and equipment, net	$ 38,671	$ 35,127

Depreciation and amortization expense related to property and equipment was $7,497, $4,885, and $5,432 for the years ended December 31, 2024, 2023, and 2022, respectively, of which, $6,299, $4,250, and $3,113, respectively, was recorded within cost of revenues in the accompanying consolidated statements of operations. The remaining depreciation expense of $1,198, $635, and $2,319 was included within general and administrative expenses during the years ended December 31, 2024, 2023, and 2022, respectively.

During the years ended December 31, 2024, 2023, and 2022, the Company disposed of property and equipment with a net book value of $1,384, $2,731, and $463 which resulted in a loss (gain) on disposal of $679, ($11), and $113, respectively, which was included within general and administrative expenses in the consolidated statements of operations.

During the years ended December 31, 2024, 2023, and 2022, the Company transferred charging stations of $6,242, $1,786, and $5,283 from inventory into property and equipment. During the year ended December 31, 2024, the Company sold approximately 10,000 square feet of office space in Miami Beach, Florida for approximately $3,425 of proceeds. In connection with the sale, the Company recorded a loss on sale of $459 within general and administrative expenses during the year ended December 31, 2024.

(in thousands, except for share and per share amounts)

5. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	Internal Use Software	Capitalized Engineering Costs	Trade Name and Patents	Customer Relationships	Internally Developed Technology	Non-Compete Agreements	Favorable Leases	Accumulated Amortization	Total
Balance as of January 1, 2023	$ 1,123	$ 237	$ 2,759	$ 21,398	$ 5,031	$ 2,253	$ 257	$ (6,476)	$ 26,582
Additions	122	1,028	166	1,925	175	11	-	-	3,426
Impairment of intangible assets	-	-	(13)	(4,401)	(218)	(507)	-	-	(5,139)
Foreign currency translation	-	-	(107)	(698)	(184)	(27)	-	-	(1,016)
Amortization expense	-	-	-	-	-	-	-	(7,556)	(7,556)
Balance as of December 31, 2023	1,245	1,265	2,805	18,224	4,804	1,730	257	(14,032)	16,298
Amortization expense	-	-	-	-	-	-	-	(5,910)	(5,910)
Balance as of December 31, 2024	$ 1,245	$ 1,265	$ 2,805	$ 18,224	$ 4,804	$ 1,730	$ 257	$ (19,942)	$ 10,388
Weighted average remaining amortization period at December 31, 2024 (in years)	3.3	5.1	16.5	2.6	1.3	0.8	0.0		
Useful Lives	3- 5 Years	6 Years	17 Years	5.6 Years	3 Years	2 Years	1.6 years		

	Internal Use Software	Capitalized Engineering Costs	Trade Name and Patents	Customer Relationships	Internally Developed Technology	Non-Compete Agreements	Favorable Leases	Accumulated Amortization
Balance as of January 1, 2023	$ 501	$ -	$ 986	$ 2,495	$ 1,399	$ 838	$ 257	$ 6,476
Amortization expense	220	-	1,106	4,097	1,330	803	-	7,556
Balance as of December 31, 2023	721	-	2,092	6,592	2,729	1,641	257	14,032
Amortization expense	24	745	684	2,926	1,444	87	-	5,910
Balance as of December 31, 2024	$ 745	$ 745	$ 2,776	$ 9,518	$ 4,173	$ 1,728	$ 257	$ 19,942

Amortization expense during the years ended December 31, 2024, 2023, and 2022 were $5,910, $7,556, and $5,954, respectively. Amortization expense is included within general and administrative expense during the years ended December 31, 2024, 2023, and 2022.

The Company determined that the carrying value of certain intangible assets had exceeded its undiscounted cash flows and, as a result, recorded an intangible asset impairment charge of $5,143 in the consolidated statements of operations during the year ended December 31, 2023.

Changes in the balance of intangible assets and goodwill reflected on the consolidated balance sheet are the result of the impact of the change in foreign currency exchange rates.

See Note 3 - Business Combinations for additional details.

The estimated future amortization expense is as follows:

For the Years Ending December 31,	Total
2025	$ 4,290
2026	3,735
2027	2,045
2028	227
2029	74
Thereafter	17
	$ 10,388

(in thousands, except for share and per share amounts)

6. GOODWILL

During the years ended December 31, 2024 and 2023, the Company considered the decline in its stock price to be an indicator of impairment and, accordingly, performed a quantitative impairment assessment of its goodwill and intangible assets on the dates where such indicators of impairment were identified in addition to performing its annual goodwill impairment analysis. This assessment involved comparing the estimated fair value of each of its reporting units to the reporting unit's carrying value, inclusive of the goodwill balance allocated to the reporting unit.

Estimation of the fair value of each reporting unit involved the projection of discounted future cash flows using certain assumptions that are subjective in nature, including assumptions related to historical and market growth rates and gross margin improvements, as well as future operating expense synergies and optimization, among other factors. Based on its analysis, the Company determined that the carrying value exceeded the estimated fair value in all reporting units. Consequently, the Company recognized a goodwill impairment charge of $126,984 and $89,087 in the consolidated statements of operations during the years ended December 31, 2024 and 2023, respectively.

The fair value measurements used in the evaluation described above are considered to be Level 3 valuations within the fair value hierarchy, as the measurements involve projections of discounted future cash flows, which are derived from unobservable assumptions, the most subjective of which are the discount rates for each respective reporting unit. The discount rate used for all reporting units ranged from 20% to 27% during the year ended December 31, 2024. The revenue growth rates used in projections for all reporting units ranged from 17% to 45% during the year ended December 31, 2024. The discount rate used for all reporting units ranged from 20% to 22.5% during the years ended December 31, 2023. The revenue growth rates used in projections for all reporting units ranged from 18.36% to 83.77% during the year ended December 31, 2023. Further declines in the Company's stock price could lead to future triggering events.

Changes in goodwill by reporting unit during the years ended December 31, 2024 and 2023 were as follows:

	Legacy Blink	Mobility	Blue Corner	Blink UK	Total
Balance as of January 1, 2023	$ 175,875	$ 344	$ 16,644	$ 10,987	203,850
Additions	-	30,118	-	-	30,118
Impairment expense	(58,530)	(2,926)	(16,644)	(10,987)	(89,087)
Balance as of December 31, 2023	117,345	27,536	-	-	144,881
Impairment expense	(117,345)	(9,639)	-	-	(126,984)
Balance as of December 31, 2024	$ -	$ 17,897	$ -	$ -	$ 17,897

Cumulative impairment of goodwill by reporting unit during the years ended December 31, 2024 and 2023 was as follows:

	Legacy Blink	Mobility	Blue Corner	Blink UK	Accumulated Impairment
Balance as of January 1, 2023	$ -	$ -	$ -	$ -	$ -
Impairment expense	58,530	2,926	16,644	10,987	89,087
Balance as of December 31, 2023	58,530	2,926	16,644	10,987	89,087
Impairment expense	117,345	9,639	-	-	126,984
Balance as of December 31, 2024	$ 175,875	$ 12,565	$ 16,644	$ 10,987	$ 216,071

(in thousands, except for share and per share amounts)

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,	
	2024	2023
Accrued professional, board and other fees	$ 2,923	$ 5,248
Accrued wages	3,487	5,050
Warranty payable	1,721	503
Accrued income, property and sales taxes payable	972	1,138
Accrued interest	-	1,647
Other accrued expenses	379	557
Total accrued expenses	$ 9,482	$ 14,143

8. NOTES PAYABLE AND CONSIDERATION PAYABLE

SEMACONNECT- NOTES PAYABLE

Amendment to Merger Agreement

On August 4, 2023, the Company, SemaConnect LLC, its wholly-owned subsidiary, and Shareholder Representative Services LLC, on behalf of the former stockholders of SemaConnect, Inc. (the “Stockholders’ Representative”), entered into an amendment (the “Amendment”) to the original Agreement and Plan of Merger, dated as of June 13, 2022 (the “Merger Agreement”), pursuant to which the Company acquired SemaConnect.

Under the terms of the Amendment, the parties modified the manner by which the “Deferred Merger Consideration” (which remains $40,600, plus accrued interest) will be paid by the Company. As amended, the Company agreed to pay: (a) within 15 days following our consummation of a financing transaction or series of related transactions in excess of $150,000 since the June 2022 closing of the Merger Agreement, $12,500 of the outstanding Deferred Merger Consideration in cash to the former stockholders of SemaConnect (the “Stockholders”), and (b) within 15 days following our consummation of any financing transaction or series of related transactions in excess of $250,000 since the closing of the Merger Agreement, fifty cents of every dollar of proceeds received by the Company in excess of $250,000 to repay the Deferred Merger Consideration until all Deferred Merger Consideration is paid in full to the Stockholders. The Company agreed that its payment obligations will be guaranteed by all of the Company’s U.S. subsidiaries and secured by a security interest on all assets of the Company and its United States subsidiaries. The Company also agreed that such obligations will be due and payable by April 1, 2025, shortening the original due date from June 13, 2025.

Each Stockholder will have the right to convert its outstanding Deferred Merger Consideration (after the initial payment of $12,500, including accrued interest) into shares of the Company’s common stock at a conversion price equal to 126% of the seven-day average prior to the date of the Amendment, provided that under no circumstance will the Company be obligated to issue such number of shares equal to or in excess of 20% of the Company’s common stock to the Stockholders, taking into account all common stock previously issued to such holders in the transaction. Under the Amendment, interest on the Deferred Merger Consideration was increased from 7% to 9.5% per annum following the date of the Amendment until full repayment of Deferred Merger Consideration. One half of the accrued interest may be paid in cash and the other half may be paid in-kind.

In consideration of the agreement by the Stockholders to enter into the Amendment, the Company agreed to issue 158,372 shares of its common stock with a fair value of $1,000 (“Consent Fee”) (based on the average closing price on and over the three days before and after the date of the Amendment) to the Stockholders’ Representative. The Company also agreed to reimburse up to $50 of the Stockholders’ Representative’s out-of-pocket expenses. The Amendment was determined to be an extinguishment of debt in accordance with ASC 470. As a result, the Consent Fee of $1,000 was accounted for as a loss on extinguishment of notes payable on the consolidated statement of operations during the year ended December 31, 2023. Furthermore, the Company will recognize up to $50 of reimbursable legal fees as a debt discount to the face of the note, which will be amortized through interest expense over the term of the note.

Repayment

During the year ended December 31, 2024, the Company repaid the remaining principal balance of $31,354 due under this note as well as paid $1,139 of accrued interest. The amounts were previously included within consideration payable on the consolidated balance sheets.

(in thousands, except for share and per share amounts)

8. NOTES PAYABLE AND CONSIDERATION PAYABLE – CONTINUED

OTHER NOTES PAYABLE

In connection with the SemaConnect and EB acquisitions, the Company had also assumed certain notes payable; however, $9,292 of principal were subsequently repaid during the year ended December 31, 2023. See Note 3 – Business Combinations for details.

ENVOY – CONSIDERATION PAYABLE

In connection with the Envoy acquisition, the Company issued notes payable as part of the merger consideration. See Note 3 – Business Combinations for details.

During the year ended December 31, 2024, the Company repaid the remaining principal balance of $6,527 due under this note as well as paid $297 of accrued interest. The amounts were previously included within consideration payable on the consolidated balance sheets.

As of December 31, 2024 and 2023, the estimated fair value of the common stock consideration payable was $21,028 and $18,118, respectively. The Company uses a probability-weighted discounted cash flow approach as a valuation technique to determine the fair value of the common stock consideration payable on the acquisition date and at each reporting period. The significant unobservable inputs used in the fair value measurements are the probability outcome percentages that are assigned to each scenario. Significant increases or decreases to either of these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the common stock consideration liability.

(in thousands, except for share and per share amounts)

9. DEFERRED REVENUE

The Company is the recipient of various private and governmental grants, rebates and marketing incentives. Reimbursements of periodic expenses are recognized as income when the related expense is incurred. Private and government grants and rebates related to EV charging stations and their installation are deferred and amortized in a manner consistent with the recognition of the related depreciation expense of the related asset over their useful lives.

Deferred revenue consisted of the following:

	December 31,	
	2024	2023
Grant and rebate	$ 3,870	$ 346
Prepaid network, charging and maintenance fees	24,092	25,729
Total deferred revenue	27,962	26,075
Deferred revenue, non-current portion	(10,603)	(12,462)
Current portion of deferred revenue	$ 17,359	$ 13,613

It is anticipated that deferred revenue as of December 31, 2024 will be recognized as follows:

For the Year Ending December 31,	Total
2025	$ 17,359
2026	4,076
2027	3,297
2028	1,940
2029	980
Thereafter	310
Total	$ 27,962

During the year ended December 31, 2024, the Company recognized $10,595 of revenues related to network fees and warranty contracts that were included in deferred revenues as of December 31, 2023. During the year ended December 31, 2023, the Company recognized $2,794 of revenues related to network fees and warranty contracts that were included in deferred revenues as of December 31, 2022. During the year ended December 31, 2022, the Company recognized $1,136 of revenues related to network fees and warranty contracts that were included in deferred revenues as of December 31, 2021.

(in thousands, except for share and per share amounts)

10. FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis are as follows:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities	$ 13,630	$ -	$ -	$ 13,630
Money market funds	27,347	-	-	27,347
Alternative fuel credits	-	51	-	51
Total assets	$ 40,977	$ 51	$ -	$ 41,028
Liabilities:				
Warrant liability	$ -	$ -	$ 22	$ 22
Common stock consideration payable	-	-	21,028	21,028
Total liabilities	$ -	$ -	$ 21,050	$ 21,050

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities	$ 22,970	$ -	$ -	$ 22,970
Money market funds	46,572	-	-	46,572
Alternative fuel credits	-	32	-	32
Total assets	$ 69,542	$ 32	$ -	$ 69,574
Liabilities:				
Warrant liability	$ -	$ -	$ 32	$ 32
Option liability	293	-	-	293
Common stock liability	743	-	-	743
Common stock consideration payable	-	-	18,118	18,118
Total liabilities	$ 1,036	$ -	$ 18,150	$ 19,186

See Note 8 - Notes Payable and Consideration Payable for additional details.

Assumptions utilized in the valuation of warrant liabilities are described as follows:

	For the Years Ended December 31,		
	2024	2023	2022
Risk-free interest rate	3.98%-5.09%	4.64%-5.46%	1.63%-4.73%
Contractual term (years)	1.00	1.00	1.00
Expected volatility	84%-92%	67%-80%	74%-85%
Expected dividend yield	0.00%	0.00%	0.00%

The following table sets forth a summary of the changes in the fair value of Level 3 fair value measurements on a recurring basis:

	2024	2023
Common Stock Consideration Payable		
Beginning balance as of January 1,	$ 18,118	$ -
Consideration payable assumed in Envoy acquisition	-	18,118
Change in fair value of consideration payable	2,910	-
Ending balance as of December 31,	$ 21,028	$ 18,118
Warrant Liability		
Beginning balance as of January 1	$ 32	$ 24
Change in fair value of warrant liability	(10)	8
Ending balance as of December 31,	$ 22	$ 32
Contingent Consideration		
Beginning balance as of January 1	$ -	$ 1,316
Change in fair value of contingent consideration	-	(1,316)
Ending balance as of December 31,	$ -	$ -

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease right of use assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset's projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL

The Company is authorized to issue 500,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value. The holders of the Company's common stock are entitled to one vote per share. The preferred stock is designated as follows: 20,000,000 shares to Series A Convertible Preferred Stock; 10,000 shares to Series B Convertible Preferred Stock; 250,000 shares to Series C Convertible Preferred Stock; 13 shares to Series D Convertible Preferred Stock; and 19,739,987 undesignated shares.

OMNIBUS INCENTIVE PLANS

On September 7, 2018, the Board of the Company, as well as a majority of the Company's shareholders approved the Company's 2018 Incentive Compensation Plan (the "2018 Plan"), which enables the Company to grant stock options, restricted stock, dividend equivalents, stock payments, deferred stock, restricted stock units, stock appreciation rights, performance share awards, and other incentive awards to associates, directors, consultants, and advisors of the Company and its affiliates, and to improve the ability of the Company to attract, retain, and motivate individuals upon whom the Company's sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company. Stock options granted under the 2018 Plan may be non-qualified stock options or incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, except that stock options granted to outside directors and any consultants or advisers providing services to the Company or an affiliate shall in all cases be non-qualified stock options. The option price must be at least 100% of the fair market value on the date of grant and if issued to a 10% or greater shareholder must be at least 110% of the fair market value on the date of the grant. The 2018 Plan is to be administered by the Compensation Committee of the Board, which shall have discretion over the awards and grants thereunder.

The aggregate maximum number of shares of common stock for which stock options or awards may be granted pursuant to the 2018 Plan is 5,000,000, adjusted as provided in Section 4 of the 2018 Plan. No awards may be issued on or after September 7, 2028.

As of December 31, 2024, and 2023, options to purchase 986,165 and 936,245 shares of options were outstanding, respectively. As of December 31, 2024, and 2023 4,974,178 and 3,619,555 shares of common stock, respectively, were outstanding to employees and members of the Board of Directors of the Company. As of December 31, 2024 and 2023, there were 2,025,822 and 2,756,384 securities available for future issuance under the 2018 Plan, respectively.

PUBLIC OFFERING

In February 2023, the Company completed an underwritten registered public offering of 8,333,333 shares of its common stock at a public offering price of $12.00 per share. The Company received approximately $100,000 in gross proceeds from the public offering and $94,766 in net proceeds after deducting the underwriting discount and offering expenses paid by the Company. The public offering was made pursuant to our automatic shelf registration statement on Form S-3 filed with the SEC on January 6, 2021, and prospectus supplement dated February 8, 2023. Barclays acted as the sole book-running manager for the offering. H.C. Wainwright & Co., Roth Capital Partners and ThinkEquity acted as co-managers for the offering. The underwriters did not exercise the over-allotment granted to them in connection with the offering.

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

AT-THE-MARKET OFFERING

On September 2, 2022, the Company entered into a Sales Agreement ("Sales Agreement") with Barclays Capital Inc., BofA Securities, Inc., HSBC Securities (USA) Inc., ThinkEquity LLC, H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC (the "Agents") to conduct an "ATM" equity offering program pursuant to which the Company may issue and sell from time to time shares of our common stock, having an aggregate offering price of up to $250,000 through the Agents, as the Company's sales agents. The Company currently anticipates using the net proceeds from the sale of its shares of common stock under the ATM program to supplement our operating cash flows to fund EV charging station deployment and growth plans. The Company also plans to use any remaining proceeds it receives for working capital and other corporate purposes. The amounts and timing of our use of the net proceeds will depend on a number of factors, such as the timing and progress of our EV charging station deployment efforts, the timing and progress of any partnering and collaboration efforts and technological advances.

On November 16, 2023, the Company entered into an Amendment to Sales Agreement, effective as of November 2, 2023 (the "Amendment"), with Barclays Capital Inc., BofA Securities, Inc., HSBC Securities (USA) Inc., H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and ThinkEquity LLC (the "Agents"), amending the Sales Agreement entered into between the Company and the Agents, dated as of September 2, 2022 (the "Sales Agreement"), relating to the "at-the-market" offering program pursuant to which the Company may issue and sell from time to time shares of its common stock, par value $0.001 per share, having an aggregate offering price of up to $250,000 through the Agents, as the Company's sales agents.

The Amendment revises the term "Registration Statement" as used in the Sales Agreement to the Company's new shelf registration statement on Form S-3, as amended (File No. 333-275123), and revises the term "Prospectus Supplement" as used in the Sales Agreement to the Company's prospectus supplement dated November 2, 2023, relating to the "at-the-market" offering program contemplated by the Sales Agreement.

During the year ended December 31, 2023, the Company sold 30,914,695 shares of its common stock pursuant to the ATM program for gross proceeds of approximately $116,651 and net proceeds of approximately $114,317 after deducting offering expenses.

During the year ended December 31, 2024, the Company sold an aggregate of 8,970,010 shares of common stock aggregate gross proceeds of $27,004, less issuance costs of $608, for net proceeds of $26,396. As of December 31, 2024, the Company has approximately $98,648 available under this ATM program.

COMMON STOCK

2022

During the year ended December 31, 2022, the Company issued an aggregate of 799,048 shares as compensation for services. The shares had an issuance date fair value of $6,087.

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

COMMON STOCK - CONTINUED

2023

During the year ended December 31, 2023, the Company issued an aggregate of 557,733 shares of common stock pursuant to exercises of warrants to purchase an aggregate of 557,733 shares of common stock for aggregate net proceeds of $835.

During the year ended December 31, 2023, the Company issued an aggregate of 8,235 shares of common stock with an issuance date fair value of $35 in satisfaction of a common stock liability.

During the year ended December 31, 2023, the Company issued an aggregate of 393,240 shares of the Company's common stock pursuant to the cashless exercise of 796,940 options and warrants. The options had a weighted average exercise price of $3.35 per share and the warrants had a weighted average exercise price of $4.25 per share.

During the year ended December 31, 2023, the Company received 27,681 shares of common stock with a value of $197 which were surrendered by the recipients for payroll tax purposes. These shares were surrendered and cancelled as of December 31, 2023.

During the year ended December 31, 2023, the Company issued an aggregate of 370,899 shares of common stock with an issuance date fair value of $2,600 in satisfaction of accrued issuable equity to its former Chief Executive Officer. See Note 16 – Commitments and Contingencies – Separation Agreement for additional details.

See Note 8 – Notes Payable and Consideration Payable for details of the issuance of 158,372 shares of common stock in connection with the extinguishment of notes payable.

During the year ended December 31, 2023, the Company issued an aggregate of 5,866 shares of common stock for services to a board member with an issuance date fair value of $132.

During the year ended December 31, 2023, the Company issued an aggregate of 103,843 shares of common stock with an issuance date fair value of $128 as compensation to employees and its former Chief Executive Officer.

During the year ended December 31, 2023, the Company issued an aggregate of 376,778 shares of common stock for services to employees with an aggregate issuance date fair value of $3,104.

During the year ended December 31, 2023, the Company issued an aggregate of 146,475 shares of common stock for services to an employee with an issuance date fair value of $334.

2024

During the year ended December 31, 2024, the Company issued an aggregate of 837 shares of common stock for services to an employee with an issuance date fair value of $2 and will be recognized ratably over the vesting term. On the grant date, 279 shares vested immediately, 279 shares vested on April 1, 2024, and the remaining 279 shares will vest on April 1, 2025. Expenses related to this award are included within compensation expense on the consolidated statements of operations.

During the year ended December 31, 2024, the Company issued an aggregate of 157,870 shares of common stock upon vesting of restricted stock units to employees for services with an aggregate grant date fair value of $1,455. Expenses related to this award were included within compensation expense on the consolidated statements of operations.

During the year ended December 31, 2024, the Company granted an aggregate of 986,563 shares of restricted stock with an aggregate grant date fair value of $2,854 which will be recognized ratably over the vesting terms. The restricted stock has vesting dates ranging from April 15, 2024 to June 30, 2027. Expenses related to this award are included within compensation expense on the consolidated statements of operations.

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK-BASED COMPENSATION

The Company recognized stock-based compensation expense related to common stock, stock options and warrants for the years ended December 31, 2024, 2023, and 2022, of $3,525, $22,039, $15,913, respectively, which is included within compensation expense on the consolidated statement of operations. As December 31, 2024, there was $2,709 of unrecognized stock-based compensation expense that will be recognized over the weighted average remaining vesting period of 1.11 years.

On July 29, 2022, Michael D. Farkas, the Company's Chairman and Chief Executive Officer, and other senior executives of the Company who are responsible for the acquisition and integration of SemaConnect were granted one-time performance-based restricted stock awards under the Company's 2018 Incentive Compensation Plan. A total number of 590,458 shares of common stock, with a market value on the grant date of $12,000, were awarded to the executives. The agreements provide that Messrs. Farkas, Brendan S. Jones, President, Michael P. Rama, Chief Financial Officer, Aviv Hillo, General Counsel, and Harjinder Bhade, Chief Technology Officer, will each receive 472,367, 47,237, 23,618, 23,618 and 23,618 shares of common stock, respectively. The awards of performance-based restricted stock are intended to provide an appropriate incentive structure for the executive management team of the Company to integrate and commercialize the SemaConnect acquisition given the transformational nature of the acquisition in a way that is aligned with stockholder interests. The awards of these performance-based restricted stock become vested based on a series of six performance hurdles that must be achieved before the third anniversary of the grants, as described in greater detail below. In addition to the closing of the SemaConnect acquisition with certain cost savings as the initial 20% vesting event, the vesting of the remaining 80% of the restricted stock is generally determined based on the (i) integration of SemaConnect's hardware and software platforms, (ii) integration of its business processes, (iii) integration of its human capital processes, (iv) delivery and execution of a product rationalization roadmap and new production ready units for UL certification, and (v) our common stock's closing price reaching on average for a period of ten consecutive trading days a price of $23.78, which is 50% over the price paid by us to SemaConnect shareholders in the acquisition, in each case without regard to the order of achieving the foregoing hurdles. The Board has discretion to determine when each performance hurdle has been achieved and to accelerate awards pursuant to the program.

WARRANT AND OPTION VALUATION

The Company has computed the fair value of certain warrants and options granted using the Black-Scholes option pricing model. Option forfeitures are reduction of previous expensed amount at the time of occurrence. The expected term used for options issued is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatility of the Company over a period equivalent to the expected life of the instrument being valued. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK OPTIONS

In applying the Black-Scholes option pricing model to options granted, the Company used the following assumptions:

	For the Years Ended December 31, 2024	2023	2022
Risk free interest rate	3.60%-4.64%	3.00%-4.14%	2.47%-3.25%
Expected term (years)	6.00	5.00	1.00-8.00
Expected volatility	110.3%-125.9%	115.9%-117.3%	115%-133.4%
Expected dividends	0.00%	0.00%	0.00%

During the year ended December 31, 2022, the Company issued an aggregate of 5,955 shares of common stock pursuant to option exercises for aggregate net proceeds of $10.

A summary of the option activity during the year ended December 31, 2024 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Aggregate Intrinsic Value
Outstanding, January 1, 2024	936,245	$ 24.68		
Granted	128,303	5.37		
Exercised	-	-		
Cancelled/forfeited/expired	(78,383)	8.70		
Outstanding, December 31, 2024	986,165	$ 26.27	5.4	$ -
Exercisable, December 31, 2024	916,635	$ 27.63	5.1	$ -

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK OPTIONS – CONTINUED

The following table presents information related to stock options as of December 31, 2024:

	Options Outstanding		Options Exercisable	
Range of Exercise Price	Weighted Average Exercise Price	Outstanding Number of Options	Weighted Average Remaining Life In Years	Exercisable Number of Options
$1.73-$9.14	$ 2.93	273,640	1.0	229,780
$15.51-$38.45	$ 34.55	671,993	3.4	646,323
$40.82-$59.22	$ 46.50	40,532	0.7	40,532
		986,165	5.1	916,635

The weighted average estimated fair value of the options granted during the years ended December 31, 2024, 2023, and 2022 were $4.09, $12.54, and $14.70 per share.

STOCK WARRANTS

Note 10 – Fair Value Measurement and elsewhere within this note for additional details.

During the year ended December 31, 2022, the Company issued an aggregate of 8,093 shares of common stock pursuant to cashless warrant exercises (of which, warrants to purchase 9,600 shares of common stock with a weighted average exercise price of $3.40 per share were exercised) and an aggregate of 73,336 shares of common stock pursuant to warrant exercises for aggregate net proceeds of $210.

In applying the Black-Scholes option pricing model to warrants granted, the Company used the following assumptions:

	For the Years Ended December 31,		
	2024	2023	2022
Risk free interest rate	N/A	3.39%-4.03%	N/A
Expected term (years)	N/A	5.00	N/A
Expected volatility	N/A	115.9%-133.4%	N/A
Expected dividends	N/A	0.00%	N/A

(in thousands, except for share and per share amounts)

11. STOCKHOLDERS' EQUITY – CONTINUED

STOCK WARRANTS – CONTINUED

The following table accounts for the Company's warrant activity for the year ended December 31, 2024:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Aggregate Intrinsic Value
Outstanding, January 1, 2024	1,145,914	$ 9.69		
Issued	-	-		
Exercised	-	-		
Outstanding, December 31, 2024	1,145,914	$ 9.69	3.2	$ -
Exercisable, December 31, 2024	1,145,914	$ 9.69	3.2	$ -

The following table presents information related to stock warrants as of December 31, 2024:

	Warrants Outstanding		Warrants Exercisable	
Range of Exercise Price	Weighted Average Exercise Price	Outstanding Number of Warrants	Weighted Average Remaining Life In Years	Exercisable Number of Warrants
$ 8.82-$11.56	$ 9.69	1,145,914	3.2	1,145,914
		1,145,914	3.2	1,145,914

(in thousands, except for share and per share amounts)

12. INCOME TAXES

The Company is subject to U.S. federal, state and foreign income taxes.

The income tax provision (benefit) for the years ended December 31, 2024, 2023, and 2022 consisted of the following:

	For the Years Ended December 31,		
	2024	2023	2022
Federal:			
Current	$ -	$ -	$ -
Deferred	(9,133)	(7,129)	(22,605)
State:			
Current	177	-	-
Deferred	(2,564)	426	(1,430)
Foreign:			
Current	538	1,493	317
Deferred	(3,513)	(7,995)	(4,120)
	(14,495)	(13,205)	(27,837)
Change in valuation allowance	15,209	14,699	28,145
Provision for income taxes	$ 714	$ 1,494	$ 308

No federal current tax provision has been recorded for the years ended December 31, 2024, 2023, and 2022 because the Company had net operating losses for federal tax purposes. However, a foreign tax provision was recorded related to the Company's operations in India. The net operating loss carryovers may be subject to annual limitations under Internal Revenue Code Section 382, and similar state provisions, should there be a greater than 50% ownership change as determined under the applicable income tax regulations. The amount of the limitation would be determined based on the value of the company immediately prior to the ownership change and subsequent ownership changes could further impact the amount of the annual limitation. An ownership change pursuant to Section 382 may have occurred in the past or could happen in the future, such that the NOLs available for utilization could be significantly limited. The Company will perform a Section 382 analysis in the future. The related decrease in the deferred tax asset will be offset by the decrease in valuation allowance.

(in thousands, except for share and per share amounts)

12. INCOME TAXES – CONTINUED

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	For the Years Ended December 31,		
	2024	2023	2022
Tax benefit at federal statutory rate	(21.0)%	(21.0)%	(21.0)%
State income taxes, net of federal benefit	(1.2)%	0.2%	(1.3)%
Permanent differences:			
Stock compensation	0.2%	1.5%	0.6%
Impairment of intangibles and goodwill	13.5%	9.8%	0.0%
Section 162(m)	0.0%	1.9%	1.7%
Other permanent differences	0.0%	0.2%	0.7%
Tax credits	0.0%	0.0%	0.0%
Income from non-includable foreign entities	2.0%	1.8%	4.3%
Deferred adjustments and true-up	0.6%	2.3%	(11.2)%
Change in valuation allowance	7.7%	7.3%	30.8%
Foreign tax	(1.5)%	(3.2)%	(4.2)%
Effective income tax rate	0.4%	0.7%	0.3%

The Company has determined that a valuation allowance for the entire net deferred tax asset is required. A valuation allowance is required if, based on the weight of evidence, it is more likely than not that some or the entire portion of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax asset to zero, the amount that will more likely not be realized.

The disaggregation of the Company's domestic and foreign pre-tax loss for the years ended December 31, 2024, 2023, and 2022, is as follows:

	For the Year Ended December 31,		
	2024	2023	2022
U.S.	$ (178,810)	$ (151,883)	$ (76,528)
Foreign	(18,608)	(50,316)	(14,724)
	$ (197,418)	$ (202,199)	$ (91,252)

(in thousands, except for share and per share amounts)

12. INCOME TAXES – CONTINUED

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

	December 31	
	2024	2023
Deferred Tax Assets:		
Net operating loss carryforwards-federal	$ 71,205	$ 64,075
Net operating loss carryforwards-states	12,160	9,837
Net operating loss carryforwards-UK	6,560	4,759
Net operating loss carryforwards-Belgium	10,523	8,454
Tax credits	686	656
Stock-based compensation	560	1,542
Accruals	958	513
Deferred revenue	1,763	2,052
Allowance for doubtful accounts	1,536	1,180
Goodwill	682	714
Capitalized Sec.174 R&D	2,148	1,154
Lease liability	1,945	1,781
Other	1,956	497
	112,682	97,214
Deferred Tax Liabilities:		
Intangible assets	(2,197)	(3,743)
Fixed assets	(3,453)	(2,226)
Unrealized gain/loss	(175)	(80)
Lease Asset	(1,685)	(1,644)
Other	(257)	(81)
	(7,767)	(7,774)
Net deferred tax assets	104,915	89,440
Valuation allowance	(104,889)	(89,414)
Deferred tax assets, net of valuation allowance	26	26
Change in valuation allowance	$ 15,475	$ 21,024

As of December 31, 2024, the Company had net operating loss carry forwards for federal income tax purposes of approximately $339,082 of which, $86,636 may be used to offset future taxable income through 2037 and the remaining $252,446 of net operating loss carry forwards incurred after 2017, do not have an expiration date. In addition, state NOLs carryforwards available are approximately $224,120, as of December 31, 2024. As of December 31, 2024, the Company had net operating loss carry forwards for foreign income tax purposes of $76,616, these net operating losses carry forwards can be carried forward indefinitely. The Company also has approximately $686 in business credits expiring between 2030 and 2043.

(in thousands, except for share and per share amounts)

13. RELATED PARTIES

JOINT VENTURE

The Company and a group of three Cyprus entities entered into a shareholders' agreement on February 11, 2019, pertaining to the parties' respective shareholdings in a new joint venture entity, Blink Charging Europe Ltd. (the "Entity"), that was formed under the laws of Cyprus on the same date. The Company owns 40% of the Entity, while the other three parties own 60%. Subsequently, two of the three other parties exited the joint venture, and the remaining other party acquired the ownership of the exiting parties. The Entity currently owns 100% of a Greek subsidiary, Blink Charging Hellas SA ("Hellas"), which operates in the electric vehicle market in Greece. The obligation to fund the Entity's future operations is limited to the Company's 40% ownership. The Company recorded $203 and $0 of sales to Hellas during the years ended December 31, 2024 and 2023 and had a receivable of $31 and $0 as of December 31, 2024 and December 31, 2023. As of December 31, 2024 and December 31,2023 the Company had a payable of approximately $129 and $114, respectively, to Hellas. In addition, the Company has provided working capital of $274 and $177 as of December 31, 2024 and December 31, 2023, respectively, in Hellas. The Company has written off this working capital contribution, since the Company's proportion of Hellas's net losses exceed the working capital contribution.

The Company determined that the Entity is a variable interest entity; however, the Company does not have a controlling financial interest and, as a result, the Company is not required to consolidate the Entity and instead has applied equity method accounting to its investment in the Entity. From inception through December 31, 2024, the Entity has not generated net income and, as a result, pursuant to ASC 323, the Company has not recorded a gain or loss on its equity method investment in the Entity during the years ended December 31, 2024, 2023, and 2022.

BLINK CHARGING UK LIMITED

As of December 31, 2024, several close family members of a senior management employee are providing services to Blink Charging UK Limited. For the year ended December 31, 2024, these related parties have collectively provided services worth $209 to Blink Charging UK Limited. For the years ended December 31, 2023 and 2022, these related parties have collectively provided services worth $359 and $95 respectively, These expenses are included within general and administrative expenses on the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022.

14. EMPLOYEE BENEFIT PLANS

The Company has defined-contribution plans for which employees meeting certain age and length of service requirements may contribute up to the defined statutory limit. These plans provide discretionary employer matching contributions to eligible employees up to certain statutory annual limits. Employer contributions to these plans were $921, $652, and $238 for the years ended December 31, 2024, 2023, and 2022, respectively.

(in thousands, except for share and per share amounts)

15. LEASES

Total operating lease expenses for the year ended December 31, 2024, 2023, and 2022, were $2,610, $1,803, and $789, respectively, and are recorded in other operating expenses on the consolidated statements of operations. Operating lease expenses consist of rent expense, common area maintenance adjustments, variable lease costs, and other expenses.

As of December 31, 2024, the Company had $132 of right-of-use assets that were classified as financing leases for vehicles associated with the operations of Blink Mobility and are included as a component of property and equipment on the consolidated balance sheet as of December 31, 2024. The duration of the leases is three years and the Company is expected to pay approximately $1,020 throughout the term. As of December 31, 2024, the Company did not have additional operating and financing leases that have not yet commenced.

During the years ended December 31, 2024, 2023, and 2022 the Company recorded $13 and $37, and $38 of interest expense related to finance leases, respectively, which were recorded within interest expense on the consolidated statements of operations. During the years ended December 31, 2024, 2023, and 2022 the Company recorded amortization expense of $618, $1,226, and $659 related to finance leases, respectively.

Supplemental cash flows information related to leases was as follows:

	For The Years Ended December 31,		
	2024	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 3,222	$ 3,672	$ 825
Financing cash flows from finance leases	$ 596	$ 2,837	$ 217
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 3,205	$ 7,401	$ 1,787
Finance leases	$ 53	$ 2,798	$ 931
Weighted Average Remaining Lease Term			
Operating leases	2.63	2.74	3.66
Finance leases	0.30	1.71	2.50
Weighted Average Discount Rate			
Operating leases	7.4%	7.5%	4.9%
Finance leases	6.2%	6.4%	6.2%

Future minimum payments under non-cancellable leases as of December 31, 2024 were as follows:

For the Years Ending December 31,	Operating Lease	Finance Lease
2025	$ 4,428	$ 41
2026	2,683	41
2027	1,682	37
2028	1,065	27
2029	1,374	27
Thereafter	1,397	-
Total future minimum lease payments	12,629	173
Less: imputed interest	(2,251)	(42)
Total	$ 10,378	$ 131

(in thousands, except for share and per share amounts)

16. COMMITMENTS AND CONTINGENCIES

LITIGATION, DISPUTES AND SETTLEMENTS

The Company may be subject to lawsuits, investigations, intellectual property matters, claims and proceedings, including, but not limited to, contractual disputes with vendors and customers and liabilities related to employment, health and safety matters that may arise in the ordinary course of business. The Company accrues for losses that are both probable and reasonably estimable. Loss contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex and subject to change.

The Company believes it has recorded adequate provisions for any such lawsuits, investigations, claims, and proceedings as of December 31, 2024, and the Company believes it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in the consolidated financial statements. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. However, future events or circumstances, currently unknown to management, may potentially have a material effect on the Company's financial position, liquidity or results of operations in any future reporting period.

In August 2020, a purported securities class action lawsuit, captioned Bush v. Blink Charging Co. et al., Case No. 20-cv-23527, was filed in the United States District Court for the Southern District of Florida against the Company, Michael Farkas (Blink's former Chairman of the Board and Chief Executive Officer), and Michael Rama (Blink's Chief Financial Officer) (the "Bush Lawsuit"). In September 2020, another purported securities class action lawsuit, captioned Vittoria v. Blink Charging Co. et al., Case No. 20-cv-23643, was filed in the United States District Court for the Southern District of Florida against the same defendants and seeking to recover the same alleged damages. Following consolidation of the two actions and the court appointing Tianyou Wu, Alexander Yu and H. Marc Joseph to serve as the Co-Lead Plaintiffs, the Co-Lead Plaintiffs filed an Amended Complaint in February 2021. The Amended Complaint alleged, among other things, that the defendants made false or misleading statements about the size and functionality of the Blink Network and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. In April 2021, Blink and the other defendants filed a motion to dismiss the Amended Complaint. In November 2023, the court dismissed Co-Lead Plaintiffs' claims relating to the size of Blink's charging network and denied the remainder of the motion to dismiss. Following a mediation in April 2024, the parties agreed to the terms of a settlement in which the Defendants agreed to pay $3,750 (inclusive of attorneys' fees and administrative costs) in exchange for the dismissal with prejudice of all claims. On October 21, 2024, the Court held a final settlement hearing, approved the settlement, dismissed the Bush Lawsuit with prejudice, and closed the case. The full settlement amount has been paid by the Company's Directors' and Officers' insurance policies.

In September 2020, a shareholder derivative lawsuit, captioned Klein (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20- 19815CA01, was filed in Miami-Dade County Circuit Court seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "Klein Lawsuit"). Blink is named as a nominal defendant. The Klein Lawsuit asserted that the Director defendants caused Blink to make the statements at issue in the securities class action and, as a result, the Company incurred costs defending against the Bush Lawsuit and other unidentified investigations. The Klein Lawsuit asserted claims against the Director defendants for breach of fiduciary duties and corporate waste and against all of the defendants for unjust enrichment. Klein did not quantify the alleged damages in his complaint, but he sought damages sustained by the Company as a result of the defendants' alleged breaches of fiduciary duties, corporate governance changes, restitution, and disgorgement of profits from the defendants and attorneys' fees and other litigation expenses. In December 2020, another shareholder derivative action, captioned Bhatia (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. 20-27632CA01, was filed in Miami-Dade County Circuit Court against the same defendants in the Klein Lawsuit and asserted similar claims, as well as additional claims relating to the Company's nomination, appointment and hiring of minorities and women and the Company's decision to retain its outside auditor (the "Bhatia Lawsuit"). In June 2022, the court consolidated the Klein and Bhatia actions under the caption In re Blink Charging Company Stockholder Derivative Litigation, Lead Case No. 2020-019815-CA-01. The action remains stayed. The Company wholly and completely disputes the allegations. The Company has retained legal counsel to defend the action vigorously. The Company has not recorded an accrual related to this matter as of December 31, 2024, as it determined that any such loss contingency was either not probable or estimable.

In February 2022, a shareholder derivative lawsuit, captioned McCauley (derivatively on behalf of Blink Charging Co.) v. Farkas et al., Case No. A-22-847894-C, was filed in Clark County, Nevada seeking to pursue claims belonging to the Company against Blink's Board of Directors and Michael Rama (the "McCauley Lawsuit"). Blink is named as a nominal defendant. The McCauley Lawsuit asserted similar claims and sought similar damages as the Klein Lawsuit. The action remains stayed. The Company wholly and completely disputes the allegations. The Company has retained legal counsel to defend the action vigorously. The Company has not recorded an accrual related to this matter as of December 31, 2024, as it determined that any such loss contingency was either not probable or estimable.

(in thousands, except for share and per share amounts)

16. COMMITMENTS AND CONTINGENCIES – CONTINUED

SEPARATION AGREEMENT

On June 21, 2023, the Company and its former Chief Executive Officer Michael D. Farkas entered into a separation and general release agreement, dated as of June 20, 2023 (the “Separation Agreement”) pursuant to Mr. Farkas’ May 1, 2023 termination of employment and the terms of Mr. Farkas’ employment agreement, effective as of January 1, 2021 (the “Employment Agreement”). The Separation Agreement became effective on June 28, 2023, following a statutory revocation period. Under the terms of the Separation Agreement, the Company agreed to provide Mr. Farkas with (i) $6,028 in cash compensation, (ii) 383,738 shares of the Company’s common stock and (iii) reimbursement for medical benefits under COBRA for 24 months or until Mr. Farkas becomes eligible for coverage under another employer’s group plan. In addition, Mr. Farkas’ outstanding issued and unvested equity awards became vested and, as a result, the Company recognized approximately $2,900 of stock-based compensation expense during the year ended December 31, 2023 related to the accelerated awards. In return, Mr. Farkas agreed that he has received all compensation to which he is entitled with respect to his employment or termination thereof (except for any obligations under the parties’ Commission Agreement, dated as of November 17, 2009) and Mr. Farkas released the Company from all claims that he might have related to his employment. Further, Mr. Farkas acknowledged that the terms of his non-competition and non-solicitation covenants under his Employment Agreement remain in effect, except that Mr. Farkas will be permitted to continue to work with certain individuals with whom he has a current relationship outside of the Company. During the year ended December 31, 2023, the Company issued 383,738 shares of common stock with an issuance date fair value of $2,900 to Mr. Farkas in connection with the Separation Agreement.

(in thousands, except for share and per share amounts)

17. SEGMENT REPORTING

The Chief Executive Officer is the Chief Operating Decision Maker ("CODM"). The CODM organizes the Company, manages resource allocations and measures performance as one operating and reportable segment. The Company manufactures, owns, and operates residential and commercial EV charging solutions, including its Blink Networks and EVSE, to support EV drivers at various locations. Furthermore, the Company owns and operates an EV car-sharing and ride-sharing program that allows customers to share electric vehicles through subscription services and charge those cars through charging stations.

The CODM is provided asset information by reportable segment as asset information is provided to the CODM on a consolidated basis. The CODM reviews the following information on a consolidated basis: revenues, cost of revenues, gross profit, compensation expense and operating loss in order to allocate operating and capital resources and assesses performance of the Company by comparing actual results to historical results and previously forecasted financial information. Other than certain disaggregated expense information provided in relation to other operating expenses, significant expenses regularly provided to the CODM are presented as shown on the statement of operations. The CODM is also regularly provided disaggregated expense information for other operating expenses, which is disaggregated between software costs and other expenses as shown in the table below:

	For The Years Ended December 31,		
	2024	2023	2022
Other operating expenses			
Software	4,947	3,343	1,578
Other (1)	15,444	14,482	14,067
Total other operating expenses	$ 20,391	$ 17,825	$ 15,645

(1) Includes operating lease expense, insurance expense, office expenses and travel expenses.

The following table sets forth our long-lived assets by geographic area, which consists of property and equipment, net and operating lease right-of-use assets:

	December 31,	
	2024	2023
United States	$ 35,035	$ 33,274
International	12,848	11,584
Total	$ 47,883	$ 44,858

For information regarding revenue disaggregated by geography and revenue concentrations, see Note 2 — Summary of Significant Accounting Policies.

For additional information related to goodwill, see Note 6 - Goodwill.

18. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2024, the Company identified a number of misstatements and omitted disclosure items in the Company's previously issued financial statements as summarized below. The identified misstatements impacted certain components of the balance sheet and statement of cash flows in the consolidated financial statements included in the Form 10-K for the year ended December 31, 2023. The Company assessed the materiality of the errors, including the presentation on prior period consolidated financial statements, on a qualitative and quantitative basis in accordance with SEC Staff Accounting Bulletin Topics 1.M and 1.N (formerly No. 99, Materiality).

Based on this assessment, the Company concluded that these errors and the related impacts did not result in a material misstatement of its previously issued consolidated financial statements as of and for the year ended December 31, 2023. However, the Company concluded the financial statements should be revised for these errors.

Note 2 — Summary of Significant Accounting Policies - Marketable Securities

The Company identified a classification misstatement in the Company's previously issued financial statements related to the classification of marketable securities that were previously included within cash and cash equivalents.

A summary of the corrections to the impacted financial statement line items in the Company's previously issued consolidated balance sheet and consolidated statement of cash flows as of and for the year ended December 31, 2023.

Consolidated Balance Sheet
(in thousands)

As of December 31, 2023

	As Previously Reported		Revision Adjustments		As Revised	
Assets						
Current Assets:						
Cash and cash equivalents	$	121,691	$	(22,970)	$	98,721
Marketable securities	$	-	$	22,970	$	22,970
Total Current Assets	$	221,734	$	-	$	221,734
Total Assets	$	428,519	$	-	$	428,519

Consolidated Statement of Cash Flows
(in thousands)

For The Year Ended December 31, 2023

	As Previously Reported		Revision Adjustments		As Revised	
Cash Flows From Investing Activities:						
Proceeds from sale of marketable securities	$	-	$	16,442	$	16,442
Purchase of marketable securities	$	-	$	(39,412)	$	(39,412)
Net Cash Used In Investing Activities	$	(13,240)	$	(22,970)	$	(36,210)
Net Increase In Cash and Cash Equivalents and Restricted Cash	$	85,137	$	(22,970)	$	62,167
Cash and Cash Equivalents and Restricted Cash - Beginning of Year	$	36,633	$	-	$	36,633
Cash and Cash Equivalents and Restricted Cash - End of Year	$	121,770	$	(22,970)	$	98,800
Cash and cash equivalents and restricted cash consisted of the following:						
Cash and cash equivalents	$	121,691	$	(22,970)	$	98,721
Restricted cash	$	79	$	-	$	79
	$	121,770	$	(22,970)	$	98,800

Note 10 — Fair Value Measurement

As a result of this error in classification, the Company omitted disclosures related to the fair value measurement of marketable securities and money market funds as Level 1 financial instruments from the 2023 consolidated financial statements.

18. REVISION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Additionally, the Company revised certain notes for immaterial errors, including omission of disclosure, as described below:

Note 2 — Summary of Significant Accounting Policies - Accounts Receivable

The Company omitted the expected credit loss roll-forward schedule from the 2023 consolidated financial statements.

Note 6 — Goodwill

The Company omitted the goodwill impairment by reporting unit in the roll-forward schedule from the 2023 consolidated financial statements.

Note 7 — Accrued Expenses

The Company omitted the disclosure related to liabilities that represent 5% or greater of total current liabilities from the 2023 consolidated financial statements.

(in thousands, except for share and per share amounts)

19. SUBSEQUENT EVENTS

MERGER AGREEMENT AMENDMENT

On March 10, 2025, the Company's indirect wholly owned subsidiary, Envoy Technologies, Inc. ("Envoy Technologies"), entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger, dated as of April 18, 2023 (the "Merger Agreement"), by and among the Company, Envoy Mobility, Inc. (formerly Blink Mobility, LLC), Envoy Technologies and Fortis Advisors LLC, as equityholders' agent. The Amendment extended the date by which Envoy Technologies would need to complete an underwritten initial public offering by 45 days (to June 2, 2025 from April 18, 2025) in order to issue shares of Envoy Technologies common stock to the former shareholders of Envoy Technologies under the terms of the Merger Agreement, while the deadline for a direct listing remains April 18, 2025. In consideration for the extension, the value of the Envoy Technologies shares of common stock to be issued to the former shareholders of Envoy Technologies was increased to $23,000 from $22,500.

SALE OF COMMON STOCK

Subsequent to December 31, 2024, the Company sold an aggregate of 681,330 shares of common stock aggregate gross proceeds of $909.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>December 31, 2024</u>

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-38392

BLINK CHARGING CO.
(Exact name of registrant as specified in its charter)

Nevada	**03-0608147**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5081 Howerton Way, Suite A **Bowie, Maryland**	**20715**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(305) 521-0200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	BLNK	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by the check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates (101,064,244 shares) computed by reference to the price at which the common equity was last sold ($2.74) as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2024): $270,806,708.

As of April 28, 2025, there were 102,717,131 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference: None.

EXPLANATORY NOTE

Blink Charging Co. (the "Company," "we," "us" or "our") is filing this Amendment No. 1 to Annual Report on Form 10-K/A (this "Amendment") to amend the Annual Report on Form 10-K for the year ended December 31, 2024 (Commission File No. 001-38392), as filed with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2025 (the "Original 10-K"). This Amendment is being filed for the sole purpose of including the information required by Part III of Form 10-K. The information required by Part III was previously omitted from the Original 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in Part III to be incorporated in the Form 10-K by reference from our definitive proxy statement if such statement is filed no later than 120 days after our fiscal year end. We are filing this Amendment to include Part III information in our Form 10-K because we will not file a definitive proxy statement containing this information within 120 days after the end of the fiscal year covered by the Original 10-K. This Amendment amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III and Item 15 of Part IV of the Original 10-K.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment contains certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached hereto.

This Amendment does not reflect events occurring after the filing of the Original 10-K (i.e., those events occurring after April 9, 2025) or modify or update those disclosures that may be affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original 10-K and our other filings with the SEC.

TABLE OF CONTENTS

2

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The following information describes the biographical information, offices held, other business directorships, additional director experience, qualifications, attributes and skills and the class and term of each of our directors, as of April 29, 2025. There are no arrangements or understandings between a director and any other person pursuant to which such director was or is to be selected as a director or nominee.

Director	Age	Director Since	Audit Committee	Compensation Committee	Nominating, Corporate Governance & Sustainability Committee	Strategy & Growth Committee
Ritsaart J.M. van Montfrans	53	2019	X	X (Chair)	X	X
Michael C. Battaglia	54	2025				X
Brendan S. Jones	61	2021				
Aviv Hillo	60	2023				X
Martha J. Crawford	57	2024				X (Chair)
Jack Levine	74	2019	X (Chair)	X	X	
Kristina A. Peterson	61	2023	X		X (Chair)	
Cedric L. Richmond	51	2022		X	X	X

Ritsaart J.M. van Montfrans

Ritsaart J.M. van Montfrans became a member of our Board of Directors ("Board") in December 2019 and was named the Chairman of the Board in May 2023. He is an experienced entrepreneur in Europe. He is currently the Chief Executive Officer of Incision Group, a medtech scale-up in team performance and education, since January 2017, and co-founded and led ScaleUpNation, a growth accelerator for ventures with large scale-up potential, from February 2016 to January 2017, each in Amsterdam, the Netherlands.

In February 2009, Mr. van Montfrans founded NewMotion, which grew to become the leading service provider for electric vehicles in Europe, with the largest network of charging stations. Mr. van Montfrans served as Chief Executive Officer and International Business Development Director of NewMotion until February 2016, shortly before the company was purchased by Royal Dutch Shell. Prior to NewMotion, Mr. van Montfrans was a partner of H2 Equity Partners, an investment firm in Amsterdam, from September 2002 to February 2009, an engagement manager at McKinsey & Co. in Amsterdam from May 1999 to September 2002, and an associate in the mergers and acquisitions group of J.P. Morgan in London. Mr. van Montfrans received a Master of Business Administration degree from the University of Groningen in the Netherlands.

Mr. van Montfrans brings extensive EV charging industry knowledge and a deep background in technology growth companies, mergers and acquisitions, and capital market activities. His leadership of NewMotion and in-depth knowledge of the EV charging market and broad range of companies in the industry (with a focus on Western Europe) make him well qualified to be a member of the Board.

Michael C. Battaglia

Effective February 1, 2025, Michael C. Battaglia was appointed to be our President and Chief Executive Officer and was elected as a member of our Board. Mr. Battaglia is an automotive and EV charging veteran with more than 25 years of experience in the industry and has expertise in building high performing sales and operations teams. Prior to joining our company, Mr. Battaglia served in various management positions for J.D. Power from March 2006 to July 2020, assisting automotive OEMs and retailers improve operations through data-driven insights, analyses and consulting services. Prior to J.D. Power, Mr. Battaglia held various sales and management positions with SmartDisk Corporation and Toyota Motor Sales USA.

Mr. Battaglia joined our company as Vice President of Sales in August 2020. In January 2021, Mr. Battaglia was promoted to Senior Vice President of Sales and Business Development, and, in December 2022, he was promoted to Chief Revenue Officer. In September 2023, Mr. Battaglia was promoted to Chief Operating Officer. Throughout his time with our company, Mr. Battaglia has worked closely with the operations and finance teams to streamline systems and processes related to order processing and fulfillment, customer support structures, and new product procurement, which has led to increases in the company's operational efficiency. Mr. Battaglia received a B.S. degree in finance from the Carroll School of Management at Boston College.

Brendan S. Jones

Brendan S. Jones joined our company as Chief Operating Officer in April 2020 and became our President and was elected a member of our Board in February 2021. Effective May 1, 2023, Mr. Jones was appointed by our Board to be our Chief Executive Officer. Effective January 31, 2025, Mr. Jones retired from the company, but continues to serve as a director on the Board. From February 1, 2025 through March 2025, Mr. Jones served as an Executive Advisor to assist with the transition of his responsibilities to his successor. Prior to joining our company, he served as the Chief Operating Officer of Electrify America, LLC, the United States-based EV subsidiary of Volkswagen Group AG, from September 2016 to March 2020. Mr. Jones was Electrify America's first employee and is credited with building Electrify America from its original startup concept into one of the largest ultrafast EV charging companies in the world, establishing strategy, design implementation and management teams at Electrify America, negotiating numerous contracts for charging services with leading carmakers, retail property owners and EV infrastructure companies, and managing the installation and servicing of thousands of charging stations.

Mr. Jones previously served as Vice President - OEM Strategy and Business Development of EVgo, a subsidiary of NRG Energy which operates EV fast charging stations, from March 2014 to September 2016. Prior to these positions, Mr. Jones served in various leadership positions with Nissan North America, Inc., from April 1994 to March 2015. At Nissan, he assumed increasingly senior positions including Director - Electric Vehicle Sales Operations and Infrastructure Development from 2013 to 2015, Director - Chief Marketing Manager EV Model Line from 2011 to 2013, and Senior Manager of the Nissan LEAF Launch Team from 2009 to 2011. Mr. Jones has been a board member of several EV industry groups including the Electric Drive Transportation Association, a trade association that promotes electric drive technologies and infrastructure (2015 and 2016), and the ROEV Association, a collaboration between EV charging network operators and electric vehicle manufacturers to allow drivers to charge at multiple stations using one card (from 2015 to 2017). Mr. Jones received B.A. and M.A. degrees from George Mason University and a professional certificate from Vanderbilt University for completing the accelerated executive leadership development program.

Mr. Jones' more than 30 years of day-to-day operational experience in the electric vehicle ("EV") charging, automotive and alternative energy industries and in-depth knowledge in the areas of EV charging sales, technology and infrastructure development make him well qualified as a member of the Board.

Aviv Hillo

Aviv Hillo has served as our General Counsel since June 2018 and Executive Vice President of Mergers & Acquisitions since May 2022. He became a member of our Board in July 2023. Prior to joining our company, Mr. Hillo practiced law in New York and Israel as a partner in the law firm Schechter Hillo, which he founded in October 2004. Mr. Hillo has also been involved in starting and operating new businesses. He served as Chief Executive Officer of K-Lawyers.com, an internet legal platform, from February 2016 to June 2018, co-founder and general counsel of Ariel Photonics Assembly Ltd., a developer of lasers for defense applications, from September 2007 to September 2015, and in-house counsel at LSL Biotechnologies, Inc., a developer of seeds with long shelf-life qualities, from March 1998 to April 2006. Mr. Hillo received his law degree from Tel Aviv University in Israel and a Master of Laws degree (cum laude) from Fordham University in New York, where he specialized in banking, corporate and finance law. Mr. Hillo is a member of the New York State Bar Association, the Israeli Bar Association and is certified to practice as in-house counsel in Florida. Mr. Hillo is a veteran of the Israeli Defense Forces where he retired as a ranked Major.

Mr. Hillo is well qualified to serve as a member of our Board due to his substantial knowledge and more than 30 years of working experience in corporate controls and governance, corporate litigation and mergers and acquisitions.

Martha J. Crawford

Martha J. Crawford joined our Board in December 2024. During her 25-year executive career, she held C-suite positions in multi-national corporations in chemicals, energy, and environmental services companies. An internationally recognized technologist and business leader, Dr Crawford works with top private equity funds to build and scale environmental infrastructure companies. Dr Crawford is an Operating Partner at Macquarie Asset Management ("MAM"), a leading private equity fund in the infrastructure domain ($80 billion in assets under management), and serves on the boards of two MAM-owned companies in the waste management sector since 2021.

From 1997 to 2016, Dr. Crawford led a distinguished career in France, where she was Global VP of Research and Development ("R&D") for Air Liquide and Areva (now Orano). Dr. Crawford led international R&D operations and was responsible for major developments of decarbonization technologies, including offshore wind and large-scale solar, Hydrogen for energy storage and propulsion, and carbon capture and sequestration. Dr. Crawford has previously served on the boards of three EURONEXT-listed public companies: Altran Technologies (engineering and R&D services), Ipsen SA (biopharmaceutical) and Suez SA (water and waste management, and decentralized energy). Dr Crawford was knighted by President Sarkozy in 2014 for her contributions to the greening of industry in France.

Dr. Crawford earned MS and PhD degrees in Chemical and Environmental engineering from Harvard University (1994, 1997), with most of her coursework at MIT. She also holds an M.B.A. from the French Collège des Ingénieurs (1998) and an Executive Certificate in Private Equity and Venture Capital from Columbia Business School (2022). Dr Crawford served on the faculty of Harvard Business School from 2016-2019, teaching courses on corporate governance and ethics, and on innovation in the clean energy sector.

An international businesswoman and recognized expert on technological innovation, Dr Crawford brings corporate C-suite experience from industry and energy sectors, and significant experience with innovation and commercialization of clean technologies. In addition, she brings 15 years of experience serving on public boards, making her highly qualified to serve on our Board.

Jack Levine

Jack Levine became a member of our Board in December 2019 where he serves as the Chair of the Audit Committee. He has been the President of Jack Levine, PA, a certified public accounting firm, since 1984. For more than 35 years, he has been advising corporations on financial and accounting matters and serving as an independent director on numerous boards, frequently as head of their audit committees. Since June 2021, Mr. Levine has served as a director, chairman of the audit committee and as a qualified SEC financial expert of Strawberry Fields REIT, Inc. (NYSE: STRW), a public company specializing in the acquisition, ownership and triple net leasing of skilled nursing facilities and other post-acute healthcare properties. In addition, Mr. Levine is currently a director and chairman of the audit committee of SignPath Pharma, Inc., a development-stage biotechnology company, since 2010.

Mr. Levine's previous board memberships included Provista Diagnostics, Inc., a cancer detection and diagnostics company focused on women's cancer, from 2011 to 2018 (also serving as chairman of its audit committee); Biscayne Pharmaceuticals, Inc., a biopharmaceutical company discovering and developing novel therapies based on growth hormone-releasing hormone analogs; Grant Life Sciences, a research and development company focused on early detection of cervical cancer, from 2004 to 2008 (also serving as chairman of its audit committee); and Pharmanet, Inc., a global drug development services company providing a comprehensive range of services to pharmaceutical, biotechnology, generic drug and medical device companies, from 1999 to 2007 (also serving as chairman of its audit and other committees). Mr. Levine also served as a director and audit committee chair of Beach Bank, a community bank, from 2000 to 2006, Prairie Fund, a mutual fund, from 2000 to 2006, and Bankers Savings Bank, a community bank, from 1996 to 1998, and was a member of the audit committee of Miami Dade County School Board, the nation's third largest school system, from 2004 to 2006. Mr. Levine is a certified public accountant licensed by the States of Florida and New York. He also is a member of the National Association of Corporate Directors, Association of Audit Committee Members and American Institute of Certified Public Accountants. Mr. Levine received a B.A. degree from Hunter College of the City University of New York and an M.A. from New York University.

Mr. Levine demonstrates extensive knowledge of complex financial, accounting, tax and operational issues highly relevant to our growing business. Through his decades of service as a board member, he also brings significant working experience with public company best practices.

Kristina A. Peterson

Kristina A. Peterson became a member of our Board in May 2023. She serves as Chair of the Nominating, Corporate Governance and Sustainability Committee and as a Member of the Audit Committee. She has an extensive background in infrastructure investments in electric utilities, independent private power producer power generation, interconnection, transmission, EV charging, and battery storage companies and has served on three public companies and two private company boards. Ms. Peterson has been the Chief Executive Officer of Mayflower Partners, a cleantech financial advisory firm, since 2000. Ms. Peterson was a senior executive at Brookfield Asset Management (NYSE:BAM), Brookfield Renewable Partners (NYSE: BEP), Terraform Power (Nasdaq: TERP), EDF Renewable Energy, Suntech and Greenwood Energy previously. Prior to that, she served as an investment banker at ABN AMRO Bank and Citibank for ten years in the global energy, infrastructure and telecom industries.

Ms. Peterson is a member of the National Association of Corporate Directors, recipient of the Board Leadership Fellow accreditation, and serves as Co-Chair of Women Corporate Directors Foundation, San Diego Chapter, a global group of women corporate board directors since 2016. She currently serves as Non-Executive Director, Chair of the Remuneration Committee and a member of the Audit Committee of Invinity Energy Systems PLC (LSE: IES), a utility-scale battery energy storage company (2021 to present) and Independent Director on the Board, Audit Committee Member and Sustainability Champion of Madison Energy Infrastructure, Inc., a distributed generation solar company owner-operator (2022 to present), which is a private equity portfolio company of EQT Group AB's Infrastructure Fund VI. Ms. Peterson was a director of Iteros, Inc., an energy management software firm (2015 to 2020), a director of Coalition for Green Capital, a non-profit with a mission to halt climate change by accelerating investment in clean energy technologies through creation of a national green bank (2019 to December 2023) and a director of Electriq Power Holdings, Inc., a renewable energy storage system design company (November 2023 to May 2024).

Ms. Peterson earned her MBA in Finance and Marketing from the University of Chicago Booth School of Business and received her B.S. Business Administration from Boston University. She completed additional graduate coursework at MIT Sloan School of Management. Ms. Peterson's executive leadership experience in energy, technology, investment finance and banking organizations, and board governance experience makes her well qualified to be a member of the Board.

Cedric L. Richmond

Cedric L. Richmond became a member of our Board in August 2022. He is currently the President of Richmond & Company, LLC, a governmental affairs consulting firm founded in May 2022. Prior to founding Richmond & Company, Mr. Richmond served as a Senior Advisor to the Executive Office of the President of the United States and Director of the White House Office of Public Engagement in the Biden Administration, serving in such positions from January 2021 to May 2022.

Prior to joining the Biden Administration in January 2021, Mr. Richmond served as a Member of the United States House of Representatives, representing Louisiana's Second District, from January 2011 to January 2021. While serving in the United States House of Representatives, Mr. Richmond served on the Committee on Small Business, the Committee on the Judiciary, the Committee on Homeland Security and the Committee on Ways and Means. Mr. Richmond was also elected as the youngest person to ever serve as the Chair of the Congressional Black Caucus, serving in such position from January 2017 to January 2019. From 2000 to 2010, Mr. Richmond served as a Member of the Louisiana House of Representatives where he represented the 101st District.

Mr. Richmond received a B.A. degree in Business Administration with a concentration in accounting from Morehouse College, a J.D. degree from Tulane University School of Law and is a graduate of Harvard's John F. Kennedy School of Government Executive Program for Senior Executives in Government. Mr. Richmond has also received honorary doctorate degrees from Southern University and A&M College in Baton Rouge, Louisiana and Xavier University in New Orleans, Louisiana.

Mr. Richmond's extensive experience in government service, insight into regulatory affairs, and his expertise in governance, oversight and ethics gained through service in the public sector, bring unique and valuable perspective to our Board and make him well qualified to be a member of our Board.

There are no family relationships among any of our directors and executive officers.

Executive Officers

The following information sets forth certain information regarding our executive officers as of April 29, 2025:

Executive Officer	Age	Position
Michael C. Battaglia	54	President and Chief Executive Officer
Michael P. Rama	59	Chief Financial Officer
Aviv Hillo	60	General Counsel and Executive Vice President – M&A
Harjinder Bhade	61	Chief Technology Officer

Biographical information for Messrs. Battaglia and Hillo is set forth under the heading "Directors" above.

Michael P. Rama

Mr. Rama has served as our Chief Financial Officer since February 2020. Prior to joining us, Mr. Rama was an independent financial consultant (not associated with Blink) from July 2019 until he joined us on February 10, 2020. Mr. Rama served as the Vice President and Chief Financial Officer of NV5 Global, Inc., a Nasdaq Capital Markets-traded company that provides professional and technical engineering and consulting solutions for public and private sector clients in the infrastructure, energy, construction, real estate and environmental markets, from September 2011 to June 2019. At NV5 Global, Mr. Rama was responsible for all accounting, finance and treasury functions and the company's SEC reporting. From October 1997 until August 2011, Mr. Rama held various accounting and finance roles with AV Homes, Inc. (formerly known as Avatar Holdings, Inc.), including as principal financial officer, chief accounting officer and controller. Mr. Rama has more than 20 years of experience with SEC compliance, establishment and maintenance of internal controls, and capital markets and acquisition transactions. Mr. Rama earned a Bachelor of Science degree in accounting from the University of Florida and is a Certified Public Accountant.

Harjinder Bhade

Mr. Bhade has served as our Chief Technology Officer since May 2021, where he is responsible for the maintenance of the Blink network and the development of our EV products. He was previously the Chief Technology Officer and Senior Vice President of Engineering at ENGIE North America Inc. (which acquired Green Charge Networks), a sustainable energy storage as a service company, from October 2014 to May 2021. Prior to that, Mr. Bhade was a founder and served as Vice President of Software Engineering at ChargePoint, a global EV charging infrastructure company, from November 2007 to September 2014, where he played a key role in that company's product development. Mr. Bhade served on ChargePoint's Advisory Board from September 2014 to May 2021. Mr. Bhade served as the Senior Director of Software Engineering of Carrier Ethernet Solutions at Lucent Technologies from May 2006 to April 2007, the Director of Software Engineering at Riverstone Networks (which was acquired by Lucent Technologies) from January 2003 to May 2006, and the Founder and Director of Software Engineering at Pipal Systems from November 2001 to January 2003. Mr. Bhade received a B.S. degree in computer science from California State University, Chico and an M.B.A. degree from the University of Phoenix.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us, or representations from certain reporting persons that no year-end Forms 5 were required for those persons, we believe that, during the year ended December 31, 2024, all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with, except for one late Form 4 filing by Michael Battaglia which included one late transaction and one late Form 3 filing by Martha Crawford which included no late transaction.

Corporate Governance

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics in December 2013. Our Code of Business Conduct and Ethics applies to all our employees, officers and directors, including our principal executive and senior financial officers, and was updated in May 2024. A copy of our Code of Business Conduct and Ethics (2023 version) is posted on our website at *www.blinkcharging.com*. We intend to disclose future amendments to certain provisions of our Code of Conduct and Business Ethics, or waivers of these provisions with respect to executive officers on our website or in our public filings with the SEC. There were no waivers of the Code of Business Conduct and Ethics in 2024. A copy of our Code of Business Conduct and Ethics will be provided without charge to any person submitting a written request to the attention of the Chief Executive Officer at our principal executive office.

Board Committees and Charters

The Board has four standing committees - Audit Committee, Compensation Committee, Nominating, Corporate Governance & Sustainability Committee and the Strategy & Growth Committee. The Board maintains charters for each of these standing committees. To view the charters of our standing Board committees, please visit our website at *https://ir.blinkcharging.com/corporate-governance/governance-documents*.

Audit Committee

Our Audit Committee is currently comprised of Jack Levine (chair), Ritsaart J.M. van Montfrans and Kristina A. Peterson. Our Board has determined that each of the directors serving on the Audit Committee meets the requirements for financial literacy under applicable rules and regulations of the SEC and Nasdaq. In addition, our Board has determined that Mr. Levine meets the requirements of a financial expert as defined under the applicable rules and regulations of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Our Board has considered the independence and other characteristics of each existing member and each proposed member of our Audit Committee, and our Board believes that each member meets the independence and other requirements of Nasdaq and the SEC. Our Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Our Audit Committee, among other things, is responsible for:

- selecting and hiring the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- approving audit and non-audit services and fees;

- reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

- preparing the Audit Committee report that the SEC requires to be included in our annual proxy statement;

- reviewing reports and communications from the independent registered public accounting firm;

- reviewing earnings press releases and earnings guidance;

- reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

- reviewing our policies on risk assessment and risk management;

- reviewing related party transactions;

- establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters; and

- reviewing and monitoring actual and potential conflicts of interest.

During 2024, the Audit Committee met six times.

Compensation Committee

Our Compensation Committee is currently comprised of Ritsaart J.M. van Montfrans (chair), Jack Levine and Cedric L. Richmond. Our Board has considered the independence and other characteristics of each current and anticipated member of our Compensation Committee. Our Board believes that each member of our Compensation Committee meets the requirements for independence under the current requirements of Nasdaq, is a nonemployee director as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Our Compensation Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Our Compensation Committee is, among other things, responsible for:

- reviewing, approving and determining, or making recommendations to our Board regarding, the compensation of our executive officers, including our Chief Executive Officer and other executive officers;

- administering our incentive compensation plans and programs;

- reviewing and discussing with our management our SEC disclosures; and

- overseeing our submissions to stockholders on executive compensation matters.

During 2024, the Compensation Committee met eight times.

Nominating, Corporate Governance & Sustainability Committee

The Nominating, Corporate Governance & Sustainability Committee of the Board is currently comprised of Kristina A. Peterson (chair), Jack Levine, Cedric L. Richmond and Ritsaart J.M. van Montfrans. Our business and product roadmap are designed to support the global energy transition to low/no carbon transportation solutions. By providing clean electric vehicle charging solutions to corporations, other organizations and individual consumers, our products and solutions are designed to significantly lower harmful criteria pollutants and reduce global greenhouse gas emissions. In July 2023, we combined our Nominating and Corporate Governance Committee and our Environmental, Social and Governance Committee into the Nominating, Environmental, Social and Governance Committee, which is now called the Nominating, Corporate Governance & Sustainability Committee (the "Nominating and CGS Committee").

Under our policy, the independent directors of our Board nominate our directors. We also consider any nominations of director candidates validly made by our stockholders. When evaluating director nominees, our directors consider the following factors:

- the current size and composition of the Board and the needs of the Board and the respective committees of the Board;

- such factors as character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like;

- business experience, diversity and personal skills in technology, finance and financial reporting, marketing and international business; and

- other factors that the directors may consider appropriate.

Our goal is to assemble a Board that brings together a variety of skills derived from high quality business and professional experience.

Each of our directors is a member of the National Association of Corporate Directors, an independent non-profit membership organization of corporate board members that provides governance guidelines to assist directors in discharging their responsibilities and ensuring their commitment to the highest standards of corporate conduct, and the Association of Audit Committee Members Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing national best practices for corporate governance, corporate compliance and internal whistleblower policies.

Board Oversight of ESG

Our Nominating and CGS Committee operates under a written charter to reflect updated SEC disclosure requirements and corporate governance best practices. All of our Committee Charters and our Code of Business Conduct and Ethics were updated in May 2024 to comply with updated SEC disclosure requirements and evolving corporate governance best practices and are posted on our website.

The Nominating and CGS Committee ensures that we meet our ongoing sustainability goals and promote socially responsible practices within our company. This committee underscores our dedication to sustainability and acknowledges that responsible business conduct is crucial for sustained success. Through the Nominating and CGS Committee's efforts, we aim to make meaningful contributions to society and the environment while also delivering value to our stakeholders.

The principal environmental, social and governance ("ESG") responsibilities and duties of the Nominating, Corporate Governance & Sustainability Committee are to:

- recommend to the Board our overall general strategy concerning sustainability, environmental stewardship, health and safety, corporate social responsibility, philanthropy, diversity, equity and inclusion, community issues, and other public policy matters relevant to our company;

- oversee our policies, practices and performance and manage disclosures with respect to ESG matters; and

- report to the Board current and emerging topics relating to ESG matters that may affect the business, operations, performance or public image of our company or are pertinent to us and our stakeholders in support of our evolving global business.

Organizational Structure for Managing ESG

During 2024, the Board's Nominating and CGS Committee met five times. Internally, environmental, social and governance risks and opportunities are managed by the Legal Department. Blink's cross-functional global Sustainability Committee reports to the Board's Nominating and CGS Committee and is composed of the Director of Sustainability, the General Counsel, Chief Marketing Officer, and ESG-focused managers in the U.S., UK, EU and India, and meets at least bi-weekly year-round.

The Director of Sustainability, Reed S. Fuller, is Blink's Corporate Secretary and Assistant General Counsel, reporting to the General Counsel, and plays a crucial role in overseeing and driving our sustainability initiatives. The Director ensures the integration of sustainable practices into our corporate strategy, identifies risk and improvement areas, and implements initiatives in alignment with our ESG goals. Serving as a liaison with the Nominating and CGS Committee Chair, the Director of Sustainability facilitates communication and reporting on our sustainability progress, steering our organization towards a more sustainable future.

With input from the global Sustainability Committee, Blink plans to publish a 2025 Corporate Sustainability Report. In order to comply with the European Union's Corporate Sustainability Reporting Directive ("CSRD"), we plan to undertake an enterprise-level Double Materiality Assessment ("DMA") as a necessary action to ensure compliance in relevant operations locations. The DMA will cover climate-related financial risks material to the company's operations and future, and social and environmental impacts material within the company's operations.

As part of planning for our first published Corporate Sustainability Report, Blink continues to improve its ESG efforts and activities across the globe, which include the following 2024 Impact and Sustainability Program Highlights:

Environmental

We are committed to implementing sustainable practices across our operations. By prioritizing environmental responsibility, we aim to contribute to a more sustainable future for our planet and society.

- Blink's Environmental Management Systems leads report directly to the Board and CEO

Aviv Hillo and Jenifer Yokley share joint management supervision of the Sustainability Committee and ESG programs, respectively, and each report directly to the CEO and to the Chair of the Nominating and CGS Committee.

- ISO 9001, 14001, and 45001 certifications in the U.S., UK and India

Our UK and India operations are certified with environmental management systems ISO 14001 (both within Integrated Management Systems with ISO 9001 and 45001). Additionally, our U.S. Bowie, Maryland production facility is also ISO 9001 compliant, under certified Integrated Management Systems, as disclosed on our corporate website.

- Supplier Code of Conduct and Conflict Minerals Policy

We have adopted the Responsible Business Alliance ("RBA") Code of Conduct. The RBA Code of Conduct is applicable to both us and our suppliers and mirrors our commitment to ethical business practices, including labor rights, environmental responsibility, health and safety, and ethical sourcing. By implementing the RBA Code of Conduct, we are holding ourselves and our suppliers to the highest standards of accountability and sustainability. We believe that responsible business practices are not only the right thing to do, but also critical to the long-term success and well-being of our company, our suppliers, and the communities in which we operate. We require our suppliers to be in compliance with the RBA Code of Conduct. Our Supplier Code of Conduct is published on our corporate website.

We also announced our Conflict Minerals Policy in 2024, which can be found on our website, and continue to work with suppliers to enhance our conflict minerals program.

- Blink Employee Electric Vehicle (EV) Incentives

Globally, our employees are offered incentives if they own or lease an EV, hybrid plug-in, or electric scooter. In our U.S. Bowie, Maryland office, free EV charging is available to employees. Blink Europe entities own and lease a fleet of fully battery electric vehicles (BEV) (including vans). In the UK, we are certified as an ultra-low-emission vehicle (ULEV) Fleet Operator.

- Greenhouse Gas Emissions (GHG)/Scope 1, 2, 3 Benchmarking and Reporting

Blink UK has a published Carbon Reduction Plan. Blink's European group is underway with its GHG Emissions/Carbon Footprint benchmarking program, in order to receive its Planet Mark Business Certification (Scope 1, 2 and a subset of Scope 3), with a view to setting verified near-term targets. Additionally, in our European operations, no additional burning oils or gases are utilized for heating in leased office or warehouse premises.

- Waste Management

We have identified waste management as its primary focus area in its Environmental Impact Strategy, as part of its Global ESG Program (formed in 2024). Regional programs are in place to minimize and mitigate waste in offices, packaging, production, logistics and installation operations covering:

- Terracycle boxes for hard-to-recycle packaging (with signed public commitments not to mix waste streams),
- Nespresso pod (coffee) recycling,
- Separated recycling: card & paper, glass, plastics, metals,
- Printer toner cartridge recycling,
- Pallet system used to minimize waste in parcel deliveries (UK & EU),
- IT Departments – electronic equipment recycling and refurb program and donation to schools and community groups in place,
- In the EU operations, all hazardous waste is handled by licensed carriers and complies with WEEE directives.
- In our Belgium operations, Blink contracts with a third-party recycling provider, dismantling used units for component parts, as well as recycling and repurposing unused, older units for other uses at trade shows.
- In 2024, Blink's Global ESG Program is establishing an end-of-life treatment program for hardware across operating systems.
- In 2024 Blink's Global ESG Program is establishing a packaging waste procedure.
- Energy Conservation

Across our European operations, our offices have installed LED and ambient lighting, with motion sensors for efficient electricity consumption. In 2024, water conservation faucets, legionella testing and Indoor Air Quality Monitoring have been added to further enhance the working environment for employee well-being and reduced environmental impact. We are planning to implement further conservation measures and targets across our global operations.

Social

By prioritizing social responsibility, we aim to create value for our stakeholders while also contributing to a more just and equitable society.

- Employee Wages and Pay Equity

When hiring and promoting employees, our Human Resources checks proposed salaries against comparable wage market values for each role. When appropriate, we make adjustments across departments, such as customer service, as the comparable market values for each role rises. In the UK, we are compliant with the government-mandated National Living Wage requirements for all employees, including interns and apprentices, as well as wage and market benchmarking requirements applied across all EU operations. In the U.S. and in other locations, we are compliant with all government, federal and state-mandated wage requirements.

- Human Rights training

Modern Slavery and Forced Labour training is undertaken annually in our UK operations.

- Employee Surveys

We conduct approximately three employee surveys per year. These surveys include an employee engagement survey, an employee benefits survey, and a DEI survey. Based on feedback from a recent employee benefits survey, we switched the company's chosen dental and vision plans to better suit employee needs. Another result from the same survey prompted us to further develop wellness plans for employees. The employee engagement survey is provided to the Board to report on overall company satisfaction, for their consideration on further action. The recent DEI survey is under review for next step implementations focusing on diversity, based on requests and feedback received.

Governance

We strive for accountability, transparency, and integrity across our operations to build long-term value for stakeholders and foster trust with customers, partners, and the community. The Board engages in continuing education in order to remain up to date regarding good corporate governance practices involving evolving disclosure requirements, succession planning, business ethics and compliance, anti-bribery and corruption, and political contributions and lobbying practices.

- Board Continuing Education and Membership in Relevant Governance-Related Organizations

Blink holds a Board Membership with the National Association of Corporate Directors ("NACD"), the leading U.S. independent non-profit membership organization of corporate board members that provides governance guidelines to assist directors in discharging their responsibilities and ensuring their commitment to the highest standards of corporate conduct. Our CEO, CFO, General Counsel, Assistant General Counsel and all independent directors are NACD members. Jack Levine, Audit Chair, is a member of the Association of Audit Committee Members Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing national best practices for corporate governance, corporate compliance and internal whistleblower policies. Kristina A. Peterson, Chair, Nominating and CGS Committee, has held the Women Corporate Directors Foundation ("WCD") San Diego Chapter Co-Chair position since 2016. WCD is the leading non-profit organization for female directors, sponsored by KPMG with 2,500 corporate director members across 8,500 corporate boards and 70 Global Chapters.

- Board Director Nominees and Succession Planning

The Nominating and CGS Committee, composed of Independent Directors of our Board, reviews candidates, makes recommendations to the Board to nominate new directors and manages the board succession planning process. We also consider any nominations of director candidates validly made by our stockholders. When evaluating director nominees, the Nominating and CGS Committee considers the following factors:

- the current size and composition of the Board and the needs of the Board and the respective committees of the Board;

- such factors as character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like;

- business experience, diversity and personal skills in technology, finance and financial reporting, marketing and international business; and

- other factors that the directors may consider appropriate.

Our goal is to assemble a Board that brings together a variety of skills derived from high quality business and professional experience.

While we do not have a formal diversity policy for Board membership, the Board does seek to ensure that its membership consists of sufficiently diverse backgrounds, meaning a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. In considering candidates for the Board, the Committee considers, among other factors, diversity with respect to viewpoints, skills, experience and other demographics.

- Business Ethics and Compliance

The Code of Business Conduct and Ethics applies to our company and its subsidiaries and our employees, corporate officers and directors, as well as third-party contractors, and can be found on our corporate website. Key aspects of our Code of Business Conduct and Ethics include:

- Anti-bribery and Corruption (ABC) Training

All of our employees undertake anti-bribery and corruption training through the KnowBe4 platform during induction and through annual updates. In 2023 and 2024, some of these trainings included "Global Anti-Bribery and Corruption," "Ethics and Code of Conduct: Introduction" Ethical Business Conduct Around the World," and "2024 Your Role: Internet Security and You". Additional similar training is planned for 2025. Aviv Hillo, General Counsel and Executive Vice President of Mergers & Acquisitions, and Board Member oversees Blink's ABC program.

- Political Contributions and Lobbying

Our in-house counsel and the Board's Strategy & Growth Committee oversees current policies with regard to political contributions, political advocacy and lobbying, and these policies are enclosed in our Employee Handbook and the Strategy & Growth Committee Charter. Political contributions are prohibited to be made to state candidates directly from corporate funds. Current federal law prohibits direct corporate contributions to candidates for federal office. Employee political action committees ("PACs"), however, may make contributions to federal candidates using funds voluntarily given by employees. Campaign finance laws vary by state. A10 Associates has been engaged to lobby for us at the federal level with Congress and the Administration. Matt Chen, Director of Government Affairs, is a registered federal lobbyist and a registered Maryland lobbyist. The monetary values of our lobbying activities vary from quarter to quarter based on the amount of time spent and compensation and are fully disclosed in our relevant ongoing SEC filings.

Strategy & Growth Committee

In January 2025, our Board established a Strategy & Growth Committee, which began as a separate standing committee of the Board on January 9, 2025. The principal responsibilities and duties of this committee are guiding the Company's long-term growth and strategic initiatives—including mergers, market expansion, and innovation—while overseeing governmental and regulatory affairs, assessing related risks, and regularly reporting to the Board. Additional information regarding the functions to be performed by the Strategy & Growth Committee is set forth in the Strategy & Growth Committee Charter.

The Strategy & Growth Committee is currently comprised of Martha J. Crawford (chair), Ritsaart J.M. van Montfrans, Cedric L. Richmond, Michael C. Battaglia and Aviv Hillo. The committee includes two management directors.

The Strategy & Growth Committee replaced the Government Affairs Committee. The principal responsibilities and duties of the Government Affairs Committee was to (i) to provide oversight and guidance to management with respect to the company's government affairs strategy and initiatives, (ii) to ensure that the company's government affairs activity reflects an honest and open communication with government and community decision-makers, (iii) to inform the Board in a timely manner of significant government affairs issues and proceedings that could have an effect on the company and (iv) to brief the Board at least quarterly regarding the company's performance of its government affairs activity.

The Government Affairs Committee was comprised of Cedric L. Richmond (chair), Ritsaart J.M. van Montfrans and Brendan S. Jones.

During 2024, the Government Affairs Committee met one time.

Board Leadership Structure

Michael Battaglia has been our President, Chief Executive Officer and a director since February 2025. Ritsaart J.M. van Montfrans has been a director since December 2019 and our Chairman of the Board since May 2023. We believe that having a Chief Executive Officer and an independent Chairman, each with distinct responsibilities, works well for us because all but three of our directors are independent, and our Chairman can cause the independent directors to meet in executive sessions at any time. Therefore, the Chairman can at any time bring to the attention of a majority of the directors any matters he thinks should be addressed by our Board. Other advantages to having an independent director serve as Chairman include facilitating relations among our Board, Chief Executive Officer and other senior management, assisting our Board in reaching consensus on particular strategies and policies, fostering robust evaluation processes, supporting the efficient allocation of oversight responsibilities between the independent directors and management, and enhancing stockholders' confidence in our company's governance practices.

The Chairman presides over Board meetings and presides at all meetings of our independent directors. The Chairman's additional duties include:

- at the request of our Board, presiding over meetings of stockholders;
- conveying recommendations of the independent directors to the full Board;
- serving as a liaison between our Board and management;
- ensuring that members of our Board receive accurate, timely and clear information, in particular about our company's performance, to enable our Board to make sound decisions and provide effective oversight and advice to promote the success of our company;
- monitoring effective implementation of our Board's decisions;
- establishing and maintaining a close relationship of trust with our Chief Executive Officer by providing support and advice while respecting executive responsibility and leadership;
- developing the Board by leading the effort to identify and recruit new Board members; and
- leading succession efforts.

As described above, five of our Board members are independent. In addition, all of the directors on each of the Audit Committee, Compensation Committee, Nominating and CGS Committee and Strategy & Growth Committee are independent directors, with the exception of Messrs. Battaglia and Hillo on the Strategy & Growth Committee, and each of these committees is led by an independent committee chair. The committee chairs set the agendas for their committees and report to the full Board on their work. As required by Nasdaq, our independent directors meet in executive sessions without management present as frequently as they deem appropriate, typically at the time of each regular in-person Board meeting. All of our independent directors are highly accomplished and experienced business people in their respective fields, who have demonstrated leadership in significant enterprises and are familiar with Board processes. Our independent directors bring experience, oversight and expertise from outside our company and industry, while Messrs. Jones and Hillo bring company-specific experience and expertise.

Clawback Policy

The Board has the discretion to clawback any annual incentive or other performance-based compensation awards from executive officers and employees. This clawback applies when certain specified events occur. If the Board determines that compensation related to our financial performance would have been lower if it had been based on the restated financial performance results, the Board will, to the extent permitted by applicable law, seek recoupment from that executive officer or employee of any portion of such compensation as it deems appropriate after a review of all relevant facts and circumstances.

Director and Officer Derivative Trading Policy

Under our insider trading policy, our executive officers, directors and employees may not engage in derivative trading involving the company's securities.

Board Meetings

The Board has four fixed regular meetings per year scheduled in accordance with the filing of periodic reports with the SEC. The Board held 11 meetings in 2024 and all of the directors attended at least 75% of the total number of meetings of the Board and committees on which they served during the period for which such director was serving as a director. In addition, the Board of Directors took action nine times during 2024 by unanimous written consent in lieu of a meeting, as permitted by applicable law. We, and the Board, expect all current directors to attend our annual meeting of stockholders barring unforeseen circumstances or irresolvable conflicts. All of the Board members attended last year's annual meeting. We do not have a written policy on Board attendance at annual meetings of stockholders; however, we do schedule a Board meeting immediately after the annual meeting for which members attending receive compensation.

Board Role in Risk Oversight

Risk assessment and oversight are integral parts of our governance and management processes. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight.

Our Board oversees an enterprise-wide approach to risk management, which is designed to support the achievement of the company's objectives, including the strategic objective to improve long-term financial and operational performance and enhance stockholder value. Our Board believes that a fundamental part of risk management is understanding the risks that we face, monitoring these risks and adopting appropriate control and mitigation of these risks.

The Board discusses risks with our senior management on a regular basis, including as a part of its strategic planning process, annual budget review and approval, and thorough reviews of compliance issues in the appropriate committees of our Board. While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board are structured to oversee specific risks, as follows:

Committee	Primary Risk Oversight Responsibility
Audit Committee	Oversees financial risk, including capital risk, financial compliance risk, internal controls over financial reporting and reporting of violations involving financial risk, internal controls and other non-compliance with our Code of Business Conduct and Ethics.
Compensation Committee	Oversees our compensation policies and practices to ensure compensation appropriately incentivizes and retains management and determines whether such policies and practices balance risk-taking and reward in an appropriate manner.
Nominating, Corporate Governance & Sustainability Committee	Oversees the assessment of each Board member's independence to avoid conflict, determine the effectiveness of the Board and committees, and maintain good governance practices through our corporate governance guidelines, committee charters and Code of Business Conduct and Ethics. Oversees our policies and practices, and reviews our reporting standards, with respect to complying with evolving ESG matters and disclosures.
Strategy & Growth Committee	Oversees risks associated with the Company's strategic growth initiatives and governmental or regulatory activities, including financial, operational, reputational and market risks, and advises the Board on appropriate mitigation strategies.

The Board also considers our internal control structure which, among other things, limits the number of persons authorized to execute material agreements, requires approval of our Board for matters outside of the ordinary course and includes our whistleblower policy. This policy establishes procedures for the submission by our employees and consultants, on a confidential and anonymous basis, of complaints and concerns regarding our financial statement disclosures, accounting practices, internal controls or auditing matters, or possible violations of the federal securities laws or the rules or regulations promulgated thereunder. Complaints submitted through this policy are promptly routed to the chair of our Audit Committee.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Committee Report

The following Report of the Compensation Committee entitled "Compensation Discussion and Analysis" (the "Report") does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent the Company specifically incorporates the Report by reference therein.

The Compensation Committee of the Board approves and oversees the administration of the Company's executive compensation program and senior leadership development and continuity programs. The Compensation Committee's primary objective is to establish a competitive executive compensation program that clearly links executive compensation to business performance and stockholder return. The Compensation Committee considers appropriate risk factors in structuring compensation to discourage unnecessary or excessive risk-taking behaviors and encourage long-term value creation.

Recommendation Regarding Compensation Discussion and Analysis

In performing its oversight function during 2024 with regard to the Compensation Discussion and Analysis prepared by management, the Compensation Committee relied on statements and information prepared by the Company's management. The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Form 10-K/A with management. Based on this review and discussion, the Compensation Committee recommended to the Company's Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2024, as amended.

This report is furnished by the members of the Compensation Committee.

Ritsaart J.M. van Montfrans, Chairman
Jack Levine
Cedric L. Richmond

Compensation Discussion and Analysis

Compensation Philosophy

The primary goals of our Board with respect to executive compensation are to attract and retain talented and dedicated executives, to tie annual and long-term cash and stock incentives to the achievement of specified performance objectives, and to create incentives resulting in increased stockholder value. To achieve these goals, our Compensation Committee recommends to our Board executive compensation packages, generally comprising a mix of salary, discretionary bonus and equity awards. Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we have implemented and maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals.

Role of Compensation Consultant

The Compensation Committee has the power to engage independent advisors to assist it in carrying out its responsibilities.

The Compensation Committee continued to engage Korn Ferry, an internationally recognized compensation consulting firm, as its compensation consultant in 2024. Korn Ferry reviewed and advised the Compensation Committee on our compensation practices. The Compensation Committee assessed the independence of Korn Ferry pursuant to SEC rules and concluded that the work of Korn Ferry has not raised any conflict of interest.

Korn Ferry provided a broad array of services during 2024, including, but not limited to, CEO benchmarking, executive employment contractual review and assessment, short- and long-term incentive design review, and other compensation-related items.

For purposes of benchmarking, Korn Ferry compared positions of similar scope and complexity with the data contained in the surveys. Korn Ferry then provided a salary range for each executive level. The Compensation Committee typically sets target compensation levels between the 25th to 75th percentile range as it believes the use of this range (i) helps ensure our compensation program provides sufficient compensation to attract and retain talented executives and (ii) maintains internal pay equity, without overcompensating our employees. Each executive's target compensation level for this purpose is based on the sum of his base salary, annual cash bonus and annual equity award but excludes one-time equity/option awards.

The Compensation Committee reviews pay practices at companies of similar size and industry. The current peer group data is used to evaluate the compensation arrangements for our named executive officers and directors. With respect to Korn Ferry's assessment, the comparable group of companies consisted of the companies listed below as determined to: (i) focus on the same industry or adjacent industry as us, (ii) generally have similar revenues as us, (iii) generally have similar market capitalization as us, (iv) generally have similar operating income as us, and (v) generally have the same number of employees as us. The comparable list of companies included Allego N.V., Beam Global, ChargePoint Holdings, EVgo, Inc., Nuvve Holding Corp., Tritium DCFC Limited and Wallbox N.V.

It is expected that Korn Ferry's assessment using both survey data and peer group analyses will continue to be considered in setting compensation and in renewing the terms of employment agreements with several of our executive officers.

Elements of Compensation

We evaluate individual executive performance with a goal of setting compensation at levels our Board or any applicable committee believes are comparable with executives in other companies of similar size and stage of development while taking into account our relative performance and our own strategic goals. The compensation received by our named executive officers consists of the following elements:

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within our industry.

The Compensation Committee considers compensation data from the peer companies to the extent the executive positions at these companies are considered comparable to our positions and informative of the competitive environment. Compensation data for our peer group were collected from available proxy-disclosed data. This information was gathered and analyzed for the 25th, 50th and 75th percentiles (or alternatively using low, medium and high categories) for annual base salary, short-term incentive pay elements and long-term incentive pay elements.

Variable Pay

We design our variable pay programs to be both affordable and competitive in relation to the market. We monitor the market and adjust our variable pay programs as needed. Our variable pay programs, such as our bonus program, are designed to motivate employees to achieve overall goals. Our programs are designed to avoid entitlements, to align actual payouts with the actual results achieved, and to be easy to understand and administer.

Equity-Based Incentives

Salaries and bonuses are intended to compensate our executive officers for short-term performance. We also have adopted an equity incentive program intended to reward longer-term performance and to help align the interests of our named executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards performance by our named executive officers through the use of equity incentives. Our equity incentive plan has been established to provide our employees, including our named executive officers, with incentives to help align those employees' interests with the interests of our stockholders.

When making equity-award decisions, the Compensation Committee considers market data, the grant size, the forms of long-term equity compensation available to it under our existing plans and the status of previously granted awards. The amount of equity incentive compensation granted reflects the executives' expected contributions to our future success. Existing ownership levels are not a factor in award determination, as the Compensation Committee does not want to discourage executives from holding significant amounts of our stock.

Future equity awards that we make to our named executive officers will be driven by our sustained performance over time, our named executive officers' ability to impact our results that drive stockholder value, their level of responsibility, their potential to fill roles of increasing responsibility, and competitive equity award levels for similar positions in comparable companies. Equity forms a key part of the overall compensation for each executive officer and is evaluated each year as part of the annual performance review process and incentive payout calculation.

The amounts awarded to the named executive officers are based on the Compensation Committee's subjective determination of what is appropriate to incentivize the executives. Generally, the grants to named executive officers vest 50% upon the date of grant and 50% over a three-year period with 33-1/3% vesting on each anniversary of the date of grant. All equity awards to our employees, including named executive officers, and to directors have been granted and reflected in our financial statements, based upon the applicable accounting guidance, with the exercise price of any stock options equal to the fair market value of one share of common stock on the grant date.

In order to encourage a long-term perspective and to encourage key employees to remain with us, our restricted stock units and stock options typically have annual vesting over a three-year period and the stock options have a term of five years. Generally, vesting ends upon termination of service and exercise rights of vested options cease three months after termination of service. Prior to the vesting of any restricted stock unit or exercise of any option, the holder has no rights as a stockholder with respect to the shares subject to such unit or option, including voting rights and the right to receive dividends or dividend equivalents. Except for option grants to employees in Europe, during the last two years we have generally granted restricted stock units to our employees rather than stock options.

Benefits Programs

We design our benefits programs to be both affordable and competitive in relation to the market while conforming to local laws and practices. We monitor the market and local laws and practices and adjust our benefits programs as needed. We design our benefits programs to provide an element of core benefits and, to the extent possible, offer options for additional benefits, be tax-effective for employees in any foreign country and balance costs and cost-sharing between our employees and us.

Timing of Equity Awards

Only the Compensation Committee may approve restricted stock, restricted stock units or stock option grants to our executive officers. Restricted stock, restricted stock units and stock options are generally granted at meetings of the Compensation Committee or pursuant to a unanimous written consent of the Compensation Committee. The exercise price of a newly granted option is the closing price of our common stock on the date of grant.

Executive Equity Ownership

We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives.

19

Consideration of Advisory Votes to Approve the Compensation of our Named Executive Officers

We value the opinions of our stockholders, including as expressed through advisory votes to approve the compensation of our named executive officers ("Say-on-Pay Votes"). In our most recent Say-On-Pay Vote, conducted at our 2024 annual meeting of stockholders, held on July 16, 2024, our stockholders approved the compensation of our named executive officers on an advisory basis, with approximately 64% of the votes cast in favor of the fiscal 2023 compensation of our named executive officers. In setting fiscal 2025 compensation, we will consider the outcome of the Say-on-Pay Vote during our 2025 annual meeting of stockholders and will continue to consider the outcome of future Say-on-Pay Votes, as well as stockholder feedback received throughout the year, when making compensation decisions for our executive officers.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications for our executives and us.

Generally, Section 162(m) of the Code disallows public companies a tax deduction for federal income tax purposes of compensation in excess of $1 million paid to their chief executive officer and certain other specified officers in any taxable year. For tax years ending prior to December 31, 2017, compensation in excess of $1 million could only be deducted if it was "performance-based compensation" within the meaning of Section 162(m) of the Code or qualified for one of the other exemptions from the deduction limit. The exemption from Section 162(m) of the Code's deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered officers (which now also includes our Chief Financial Officer) in excess of $1 million will generally not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, while we are mindful of the benefit of the full deductibility of compensation, our Compensation Committee has not adopted a policy requiring that any or all compensation to be deductible. Our Compensation Committee may authorize compensation payments that are not fully tax deductible if we believe that such payments are appropriate to attract and retain executive talent or meet other business objectives.

Role of Executives in Executive Compensation Decisions

The Board and our Compensation Committee generally seek input from Michael C. Battaglia, our President and Chief Executive Officer, when discussing the performance of, and compensation levels for, executives other than himself. The Compensation Committee also works with Michael P. Rama, our Chief Financial Officer, to evaluate the financial, accounting, tax and retention implications of our various compensation programs. Mr. Battaglia, who is a director, does not participate in deliberations relating to his own compensation.

Compensation Risk Management

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on us.

We structure our compensation to consist of base salary, variable pay, equity-based pay and benefits. The base portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business measures. Our variable pay and equity-based pay programs are designed to reward both short- and long-term corporate performance. For short-term performance, our variable pay programs are designed to motivate employees to achieve overall goals. For long-term performance, our stock option awards generally vest over four years and are only valuable if our stock price increases over time. We believe that these various elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce superior short- and long-term corporate results, while the fixed element is also sufficiently high that the executives are not encouraged to take unnecessary or excessive risks in doing so.

Our bonus program has been structured around the attainment of overall corporate goals for the past several years and we have seen no evidence that it encourages unnecessary or excessive risk taking.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our principal executive officers who served as such during 2024 (Brendan S. Jones), our principal financial officer who served as such during 2024 (Michael P. Rama) and our three most highly compensated executive officers other than our principal executive officer and principal financial officer who were serving as executive officers at the end of 2024 (Aviv Hillo, Harjinder Bhade and Michael C. Battaglia). We refer to these executive officers as our "named executive officers" or "NEOs."

Summary Compensation Table

				Award Compensation					
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[6] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brendan S. Jones[1]	2024	$ 775,000	$ 75,000	$ 467,790	$ -	$ 133,813	$ -	$ 39,850	$ 1,491,453
President and Chief	2023	$ 681,759	$ 75,000	$ 258,875	$ -	$ 467,790	$ -	$ 29,917	$ 1,513,341
Executive Officer	2022	$ 493,011	$ -	$ 1,184,859	$ -	$ 310,650	$ -	$ 64,242	$ 2,052,762
Michael P. Rama[2]	2024	$ 446,450	$ -	$ 206,230	$ -	$ 62,532	$ -	$ 22,433	$ 737,645
Chief Financial	2023	$ 423,056	$ -	$ 212,500	$ -	$ 206,230	$ -	$ 354,051	$ 1,195,837
Officer	2022	$ 408,003	$ -	$ 701,807	$ -	$ 212,550	$ -	$ 282,646	$ 1,605,006
Aviv Hillo[3]	2024	$ 443,375	$ -	$ 206,230	$ -	$ 61,942	$ -	$ 15,233	$ 726,780
General Counsel and	2023	$ 423,000	$ -	$ 197,790	$ -	$ 206,230	$ -	$ 18,972	$ 845,992
Executive Vice President - M&A	2022	$ 377,167	$ -	$ 701,807	$ -	$ 197,790	$ -	$ 52,206	$ 1,328,970
Harjinder Bhade[4]	2024	$ 527,753	$ -	$ 301,800	$ -	$ 90,647	$ -	$ 16,530	$ 936,730
Chief Technology Officer	2023	$ 477,212	$ -	$ 218,000	$ -	$ 5,301,800	$ -	$ 29,917	$ 6,026,929
	2022	$ 403,602	$ -	$ 665,116	$ -	$ 218,000	$ -	$ 68,304	$ 1,355,022
Michael C. Battaglia[5]	2024	$ 385,801	$ -	$ 215,711	$ -	$ 53,393	$ -	$ 34,784	$ 689,689
Chief Operating Officer	2023	$ 327,515	$ -	$ -	$ -	$ 176,088	$ -	$ 29,917	$ 533,520

(1) Mr. Jones served as our President from February 2021 to January 2025 and as our Chief Executive Officer from May 2023 to January 2025. Included in Bonus for Mr. Jones is a cash signing bonus of $75,000 in 2024 and 2023 in accordance with his employment agreement. Included in All Other Compensation for Mr. Jones are (i) company-paid health insurance benefits of $34,850, $29,917 and $33,827 in 2024, 2023 and 2022, respectively; (ii) $5,000 in 2024 related to moving allowance in conjunction with the Company's relocation of the headquarters from Miami Beach, Florida to Bowie, Maryland in 2024; and (iii) a tax gross-up of $0, $0 and $30,416 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(2) Mr. Rama has served as our Chief Financial Officer since February 2020. Included in All Other Compensation for Mr. Rama are (i) company-paid health insurance benefits of $22,433, $29,917 and $32,356 in 2024, 2023 and 2022, respectively and (ii) a tax gross-up of $0, $324,133 and $250,290 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2023 and 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(3) Mr. Hillo has served as our General Counsel since April 2018 and our Executive Vice President of Mergers & Acquisitions since May 2022. Included in All Other Compensation for Mr. Hillo are (i) company-paid health insurance benefits of $15,233, $18,972 and $19,256 in 2024, 2023 and 2022, respectively and (ii) a tax gross-up of $0, $0 and $32,950 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(4) Mr. Bhade has served as our Chief Technology Officer since May 2021. Included in All Other Compensation for Mr. Bhade is company-paid health insurance benefits of $16,530, $29,917 and $32,356 in 2024, 2023 and 2022, respectively and (ii) a tax gross-up of $0, $0 and $35,948 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(5) Mr. Battaglia served as our Chief Operating Officer from September 2023 to January 2025. Included in All Other Compensation for Mr. Battaglia is company-paid health insurance benefits of $34,784 and $29,917 in 2024 and 2023, respectively.

(6) Represents stock and option awards granted in 2024, 2023 and 2022 pursuant to our 2018 Plan. The aggregate grant date fair value of such awards was calculated in accordance with FASB ASC Topic 718. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards are subject to time-based vesting. The assumptions used in calculating these amounts are discussed in Note 11 of the Notes to Consolidated Financial Statements included in the Original 10-K.

Grant of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made by us during the year ended December 31, 2024 to each of the NEOs:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Brendan S. Jones		$ -	$ 465,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	168,878	-	$ -	$ 467,790
Michael P. Rama		$ -	$ 205,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	74,452	-	$ -	$ 206,230
Aviv Hillo		$ -	$ 205,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	74,452	-	$ -	$ 206,230
Harjinder Bhade		$ -	$ 300,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	108,954	-	$ -	$ 301,800
Michael C. Battaglia		$ -	$ 175,038	$ -	-	-	-	-	-	$ -	$ -
	1/25/2024	$ -	$ -	$ -	-	-	-	16,107		$ -	$ 39,623
	4/5/2024	$ -	$ -	$ -	-	-	-	63,570	-	$ -	$ 176,088

(1) The size of each individual's grant is determined after consideration of performance criteria established in the prior fiscal year. After the conclusion of each fiscal year, the members of the Compensation Committee review corporate performance goals established for the recently completed year. The Compensation Committee then adjusts the size of each individual's grant in accordance with performance. With respect to grants made to Messrs. Jones, Battaglia and Bhade, 50% of the restricted stock vested on the first anniversary of the grant date with the remaining 75% vesting over a three-year period with 33-1/3% vesting on each anniversary of the grant date. Pursuant to their employment agreements, 50% of the annual grants for Messrs. Rama and Hillo vest immediately with the remainder vesting in equal increments on each anniversary of the grant date. All equity awards to our employees, including NEOs, and to directors have been granted and reflected in our financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value of one share of Common Stock on the grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding equity awards as of December 31, 2024 to the NEOs:

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Brendan S. Jones	02/25/2021	33,333	-	-	$ 38.39	02/25/27	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Brendan S. Jones	02/25/2021	33,333	-	-	$ 38.39	02/25/28	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Brendan S. Jones	02/25/2021	33,334	-	-	$ 38.39	02/25/29	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Brendan S. Jones[2]	03/21/2022	-	-	-	$ -	-	1,908	$ 2,652	-	$ -
Brendan S. Jones[3]	03/15/2023	-	-	-	$ -	-	11,135	$ 15,478	-	$ -
Brendan S. Jones[4]	04/05/2024	-	-	-	$ -	-	84,439	$ 117,370	-	$ -
Brendan S. Jones[5]	04/05/2024	-	-	-	$ -	-	84,438	$ 117,369	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/26	-	$ -	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/27	-	$ -	-	$ -
Michael P. Rama	04/12/2021	885	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/28	-	$ -	-	$ -
Michael P. Rama	04/12/2021	885	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Michael P. Rama	04/12/2021	884	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Michael P. Rama[2]	03/21/2022	-	-	-	$ -	-	2,067	$ 2,873	-	$ -
Michael P. Rama[3]	03/15/2023	-	-	-	$ -	-	9,142	$ 12,707	-	$ -
Michael P. Rama[5]	04/05/2024	-	-	-	$ -	-	37,227	$ 51,746	-	$ -
Aviv Hillo	03/31/2019	3,879	-	-	$ 3.13	03/31/27	-	$ -	-	$ -
Aviv Hillo	04/12/2021	990	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Aviv Hillo	04/20/2020	16,517	-	-	$ 1.83	04/20/27	-	$ -	-	$ -
Aviv Hillo	04/12/2021	991	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Aviv Hillo	04/20/2020	16,286	-	-	$ 1.83	04/20/28	-	$ -	-	$ -
Aviv Hillo	04/12/2021	991	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/28	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/29	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/30	-	$ -	-	$ -
Aviv Hillo[2]	03/21/2022	-	-	-	$ -	-	2,067	$ 2,873	-	$ -
Aviv Hillo[3]	03/15/2023	-	-	-	$ -	-	8,507	$ 11,825	-	$ -
Aviv Hillo[5]	04/05/2024	-	-	-	$ -	-	37,227	$ 51,746	-	$ -
Harjinder Bhade[2]	03/21/2022	-	-	-	$ -	-	2,544	$ 3,481	-	$ -
Harjinder Bhade[3]	03/15/2023	-	-	-	$ -	-	14,065	$ 19,550	-	$ -
Harjinder Bhade[4]	04/05/2024	-	-	-	$ -	-	54,477	$ 75,723	-	$ -
Harjinder Bhade[5]	04/05/2024	-	-	-	$ -	-	54,477	$ 75,723	-	$ -
Michael C. Battaglia	05/6/2021	18,000	-	-	$ 32.27	05/06/2027	-	$ -	-	$ -
Michael C. Battaglia	05/6/2021	18,000	-	-	$ 32.27	05/06/2028	-	$ -	-	$ -
Michael C. Battaglia	05/6/2021	18,000	-	-	$ 32.27	05/06/2029	-	$ -	-	$ -
Michael C. Battaglia[6]	04/01/2022	-	-	-	$ -	-	1,120	$ 1,557	-	$ -
Michael C. Battaglia[7]	01/25/2024	-	-	-	$ -	-	10,738	$ 14,926	-	$ -
Michael C. Battaglia[4]	04/05/2024	-	-	-	$ -	-	31,785	$ 44,181	-	$ -
Michael C. Battaglia[5]	04/05/2024	-	-	-	$ -	-	31,785	$ 44,181	-	$ -

(1) Calculated by multiplying the number of shares of common stock by $1.39, which is the quoted market price per share of our common stock as of December 31, 2024.
(2) These shares vest in full on March 21, 2025, subject to immediate vesting upon an event constituting a change of control of the company.
(3) These shares vest in two equal increments on March 15, 2025 and 2026, subject to immediate vesting upon an event constituting a change of control of the company.
(4) These shares vest in full on April 5, 2025, subject to immediate vesting upon an event constituting a change of control of the company.
(5) These shares vest in three equal increments on April 5, 2025, 2026 and 2027, subject to immediate vesting upon an event constituting a change of control of the company.
(6) These shares vested in full on April 1, 2025.
(7) These shares vest in two equal increments on April 1, 2025 and 2026, subject to immediate vesting upon an event constituting a change of control of the company.

Option Exercises and Stock Vested During 2024

The following table sets forth information concerning the option exercises and stock awards vested of each of the NEOs during the year ended December 31, 2024:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized on Vesting ($)
Brendan S. Jones	-	$ -	26,370	$ 81,152
Michael P. Rama	-	$ -	16,085	$ 48,710
Aviv Hillo	-	$ -	15,767	$ 47,781
Harjinder Bhade	-	$ -	18,173	$ 54,919
Michael C. Battaglia	-	$ -	12,218	$ 28,853

Pension Benefits

We have not adopted a pension plan and do not provide pension benefits to NEOs.

Non-Qualified Deferred Compensation

We have not adopted a non-qualified deferred compensation plan and do not provide non-qualified deferred compensation to NEOs.

Employment and Management Contracts, Termination of Employment and Change-in-Control Arrangements

Michael C. Battaglia Employment Agreement

In connection with Mr. Battaglia's appointment as the President and Chief Executive Officer, on January 23, 2025, we entered into an employment agreement with Mr. Battaglia, superseding his prior employment agreement, pursuant to which Mr. Battaglia will serve as the Company's President and Chief Executive Officer for a two-year term commencing on February 1, 2025. The employment term is automatically renewable for successive one-year periods thereafter unless either party provides timely notice of intent to terminate the employment agreement. Mr. Battaglia will receive an annual base salary of $575,000 and will be eligible for annual grants under our Executives' Short-Term Incentive bonus plan ("STI Plan"), with an annual target amount of 60% of his base salary, and our Executives' Long-Term Incentive bonus plan ("LTI Plan"), with an annual target amount of 100% of his base salary, as described below. Within 30 days following the effective date of the employment agreement, he also received a one-time equity signing bonus of $150,000 worth of restricted common stock that vests annually in equal one-third installments beginning on the first anniversary of the grant date.

Mr. Battaglia's STI bonus is a performance-based cash award, subject to the determination of performance results in accordance with the terms of the STI Plan. Specific performance targets and potential awards will be determined by the Board's Compensation Committee in accordance with the STI Plan and will reflect distinct key performance indicator ("KPI") goals tailored specifically for each component, developed collaboratively by the Board, the Compensation Committee and our executive team.

Mr. Battaglia's LTI bonus is comprised of two components governed by the LTI Plan. The LTI Plan provides that 50% of the bonus is designated as performance-based stock awards in the form of restricted stock units ("RSUs") that vest in four equal installments upon the achievement of specific stock price performance targets, and 50% of the bonus as time-based stock awards in the form of RSUs that vest annually in equal one-third increments on each anniversary of the grant date.

The above bonuses and equity grants are subject to our clawback policies.

If Mr. Battaglia's employment is terminated by us without Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to the company) or by him for Good Reason (which includes a material adverse change in Mr. Battaglia's authority, duties or responsibilities), he is entitled to receive severance equal to 12 months of base salary plus his target STI and LTI bonuses for the year of termination in return for his signing of a general release in favor of the company. If such termination occurs within six months before or after a "change of control," the severance payments above will be doubled and all unvested RSUs will vest. RSUs with performance components will vest and be prorated according to the performance achieved as of the change of control.

Under the employment agreement, Mr. Battaglia is prohibited from disclosure of confidential information, which includes all information not generally known to the public regarding the company and its affiliates, subsidiaries or its businesses. Mr. Battaglia further agreed that during his employment with the company and for 12 months thereafter he will not solicit or attempt to solicit any of our clients, customers or vendors for the purpose of providing services or products that compete with those offered by us for the same 12 month period and, for the same period, he will not solicit, hire, recruit or attempt to hire or recruit, or induce the termination of employment of any employee of the company.

Michael P. Rama Employment Agreement

On May 19, 2022, we entered into a new employment agreement with Michael P. Rama, our Chief Financial Officer, renewing his prior employment offer letter, dated as of February 7, 2020. The term of his new employment agreement started on January 1, 2022 and extended until March 31, 2025. Pursuant to the employment agreement, Mr. Rama agreed to devote his full business efforts and time to our company. The employment agreement provides that Mr. Rama will receive an initial annual base salary of $390,000, payable on our regular scheduled payday. Mr. Rama will be eligible for an annual performance cash bonus of up to 50% of his annual base salary based on meeting pre-determined periodic key performance indicators every year set by the mutual agreement of our Board's Compensation Committee and Mr. Rama. Mr. Rama will also be eligible to receive aggregate annual equity awards under our incentive compensation plan equal to 50% of his annual base salary. Such awards will be comprised of restricted common stock. 50% of the restricted common stock granted will vest immediately on the grant date, and the remaining 50% will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to satisfying key performance indicators and other performance criteria and his continued employment with us on the applicable vesting date. Mr. Rama is entitled to a monthly electric vehicle and auto insurance allowance of up to $1,500 per month, and other employee benefits in accordance with our policies.

If Mr. Rama's employment is terminated by us other than for Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to our company), he is entitled to receive severance equal to the number of months of his actual employment under the new employment agreement prior to the termination capped at a maximum payment of 12 months of his base salary.

If we undergo a "change in control" (which generally means a merger or acquisition of our company as a result of which the acquirer obtains more than 50% of our total voting power), Mr. Rama will receive a severance payment equal to 2.99 times his annual base salary if (i) he loses his position as our Chief Financial Officer (excluding elevation to a more senior position), (ii) his title is changed to a lesser role, (iii) his compensation is materially decreased, or (iv) he is terminated without Cause during the merger/acquisition process or within one year after the closing of such transaction. Additionally, all restricted common stock and stock options held by Mr. Rama will immediately vest upon a change in control.

Aviv Hillo Employment Agreement

On May 19, 2022, we entered into a new employment agreement with Aviv Hillo, our General Counsel, renewing his prior employment offer letter, dated as of June 18, 2018, which had been renewed on September 25, 2020. The term of his new employment agreement started on June 1, 2022 and extends until May 31, 2025. Pursuant to the employment agreement, Mr. Hillo agreed to devote his full business efforts and time to our company. The employment agreement provides that Mr. Hillo will receive an initial annual base salary of $390,000, payable on our regular scheduled payday. Mr. Hillo will be eligible for an annual performance cash bonus of up to 50% of his annual base salary based on meeting pre-determined periodic key performance indicators every year set by the mutual agreement of our Board's Compensation Committee and Mr. Hillo. Mr. Hillo will also be eligible to receive aggregate annual equity awards under our incentive compensation plan equal to 50% of his annual base salary. Such awards will be comprised of restricted common stock. 50% of the restricted common stock granted will vest immediately on the grant date, and the remaining 50% will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to satisfying key performance indicators and other performance criteria and his continued employment with us on the applicable vesting date. As a signing bonus, Mr. Hillo received stock options to purchase 37,324 shares of common stock at $15.70 per share, which will vest in equal one-third increments on each anniversary of the grant date. Mr. Hillo is entitled to a monthly electric vehicle and auto insurance allowance of up to $1,500 per month, and other employee benefits in accordance with our policies.

If Mr. Hillo's employment is terminated by us other than for Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to our company), he is entitled to receive severance equal to the number of months of his actual employment under the new employment agreement prior to the termination capped at a maximum payment of 12 months of his base salary.

If we undergo a "change in control" (which generally means a merger or acquisition of our company as a result of which the acquirer obtains more than 50% of our total voting power), Mr. Hillo will receive a severance payment equal to 2.99 times his annual base salary if (i) he loses his position as our General Counsel (excluding elevation to a more senior position), (ii) his title is changed to a lesser role, (iii) his compensation is materially decreased, or (iv) he is terminated without Cause during the merger/acquisition process or within one year after the closing of the transaction. Additionally, all restricted common stock and stock options held by Mr. Hillo will immediately vest upon a change in control.

On April 25, 2025, we entered into a new employment agreement with Aviv Hillo, who has been the Company's General Counsel since June 2018 and Executive Vice President of Mergers and Acquisitions since May 2022. The new employment agreement, which goes into effect as of June 1, 2025, extends Mr. Hillo's employment through June 1, 2027, and is automatically renewable for successive one-year periods thereafter unless either party provides timely notice of intent to terminate the agreement. The employment agreement provides that Mr. Hillo will receive an annual base salary of $456,000. In 2025, Mr. Hillo will be eligible for an annual performance-based cash bonus subject to the terms of the 2018 Plan and prorated based on the number of days from the effective date until the end of the year. Starting in 2026, and in subsequent years, Mr. Hillo will be eligible to receive an annual performance-based cash bonus in accordance with the STI Plan. In both 2025 and subsequent years, the target amount of such bonus will be equal to 55% of his annual base salary and the bonus amount will be based on meeting key performance indicators involving financial and strategic goals established by us with specific performance targets and potential awards determined by the Compensation Committee. Mr. Hillo will also be eligible to receive aggregate annual equity awards in accordance with the LTI Plan equal to 55% of his annual base salary during the remainder of 2025 and through 2026. Such awards will be issued in the form of restricted stock units. Of such restricted stock units, 50% of the restricted stock units are designated as performance-based stock awards and will vest in four equal installments upon the achievement of specified escalating stock price thresholds, and 50% of the restricted stock units are designated as time-based stock awards and will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to his continued employment with the Company on the applicable vesting date and satisfying the key performance indicators and other performance criteria. In 2027 and any renewal terms, performance-based and time-based equity awards will be made at the discretion of the Compensation Committee and vesting terms will be included in any award agreements, with a bonus amount of up to 55% of Mr. Hillo's annual base salary. We also agreed to grant Mr. Hillo a one-time performance-based award of $100,000 worth of restricted stock, vesting annually in equal one-third installments beginning on the first anniversary of the grant date. The above cash bonus and equity awards are subject to the Company's "clawback" policies.

Harjinder Bhade Employment Agreement

On October 30, 2023, we entered into a new employment offer letter with Harjinder Bhade, who has been our Chief Technology Officer since April 2021. The new offer letter, which extends Mr. Bhade's employment through October 2025 (and is automatically renewable for an additional one-year term unless either party provides timely notice of non-renewal), provides that Mr. Bhade will receive an annual base salary of $500,000. Mr. Bhade will be eligible for an annual performance cash bonus equal to 60% of his annual base salary based on meeting or exceeding key performance indicators established by the Compensation Committee of our Board and Mr. Bhade for the relevant 12-month period. Mr. Bhade will also be eligible to receive aggregate annual equity awards under our 2018 Incentive Compensation Plan equal to 60% of his annual base salary. Such awards will be issued in the form of restricted stock units. Of such restricted stock units, 50% of the restricted stock units will vest on the first anniversary of the grant date, and 50% of the restricted stock units will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to his continued employment with us on the applicable vesting date and satisfying the key performance indicators and other performance criteria. We also granted to Mr. Bhade, upon the execution of the new offer letter, a signing bonus of 150,000 restricted stock units, vesting immediately. The above bonus and equity grants are subject to our clawback policies.

The other terms of Mr. Bhade's new offer employment letter closely followed the terms of his original employment letter, dated April 20, 2021.

If Mr. Bhade's employment is terminated by us other than for Cause (which includes willful material misconduct, willful failure to materially perform his job duties to our company and material violation of our company's code of conduct and policies), he is entitled to receive severance equal to the number of months of his actual employment under the new employment agreement prior to the termination capped at a maximum payment of 12 months of his base salary and accelerated vesting of his annual equity award for up to 12 months. If there is a buy-out or a "change of control," Mr. Bhade will also be entitled to obtain his base salary for a period of 12 months as a severance payment and, if Mr. Bhade is terminated without Cause, the balance of the additional $5.5 million in awards, any unvested equity awards and his annual performance bonus will immediately vest and be paid upon execution of a release and waiver agreement with the company.

As part of his original employment letter, dated April 20, 2021, Mr. Bhade entered into our standard Employee Confidentiality and Assignment of Inventions Agreement prohibiting Mr. Bhade from disclosure of confidential and/or proprietary information relating to the operations, products and services of our company and our clients and acknowledging that all intellectual property developed by Mr. Bhade relating to our business constitutes our exclusive property. Mr. Bhade further agreed that during his employment with our company he will not engage in, or have any direct or indirect interest in, any person, firm, corporation or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is competitive with the business of our company, including, without limitation, planning, developing, installing, marketing, selling, leasing and providing services relating to electric vehicle charging stations.

Compensation of Directors

The following table provides information for 2024 regarding all compensation awarded to, earned by or paid to each person who served as a director for all or some portion of 2024:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Martha J. Crawford	$ 5,435	$ -	$ -	$ -	-	$ -	$ 5,435
Jack Levine	$ 105,000	$ 150,000	$ -	$ -	-	$ -	$ 255,000
Ritsaart J.M. van Montfrans	$ 158,700	$ 180,000	$ -	$ -	-	$ -	$ 338,700
Mahidhar (Mahi) Reddy[2]	$ -	$ -	$ -	$ -	-	$ 137,191	$ 137,191
Kristina A. Peterson	$ 97,500	$ 150,000	$ -	$ -	-	$ -	$ 247,500
Cedric L. Richmond	$ 100,000	$ 150,000	$ -	$ -	$ -	$ -	$ 250,000
Total	$ 466,635	$ 630,000	$ -	$ -	$ -	$ 137,191	$ 1,233,826

(1) Mr. van Montfrans was awarded 48,649 restricted stock units representing a contingent right to receive one share of Common Stock and Messrs. Levine and Richmond and Ms. Peterson were each awarded 40,541 restricted stock units representing a contingent right to receive one share of Common Stock. These awards were granted on July 18, 2024 pursuant to the 2018 Incentive Compensation Plan with respect to service as a director during 2024-2025. The restricted stock units vest upon the earlier of (a) July 18, 2025 or (b) the date immediately preceding the next annual meeting of the stockholders of our company.

(2) Mr. Reddy was elected to our Board on July 29, 2022. The compensation reported for Mr. Reddy in this table is for compensation he received as an employee. Employee members of the Board are not paid separate compensation for serving on the Board. Mr. Reddy did not stand for reelection to the Board at the July 16, 2024 annual meeting of stockholders.

Agreements Regarding Board Service

In June 2022, the Board approved a Board compensation plan (the "2022 Board Plan"), superseding the prior compensation structure adopted by the Board in December 2017. The 2022 Board Plan only applies to the non-employee members of the Board. The employee members of the Board are not paid separate compensation for serving on the Board. The 2022 Board Plan superseded all prior compensation arrangements with the Board members.

Pursuant to the 2022 Board Plan, each non-employee member of the Board receives an annual cash retainer of $80,000. The chairman or lead independent director of the Board (currently, Mr. van Montfrans) receives a supplemental annual cash retainer in the amount of $30,000. Each non-employee member of the Board that serves in a chairperson role or as a member of a committee receives a supplemental annual cash retainer in an amount equal to the corresponding role: (i) Chair of the Audit Committee - $15,000; Member of the Audit Committee - $7,500; (ii) Chair of the Compensation Committee - $15,000; Member of the Compensation Committee - $5,000; (iii) Chair of the Nominating and CGS Committee - $10,000; Member of the Nominating and CGS Committee - $5,000; and (iv) Chair of the Strategy & Growth Committee - $10,000; Member of the Strategy & Growth Committee - $5,000. The annual and supplemental cash retainers are payable quarterly during the last month of each quarter. We reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending Board and company meetings or events. Commencing in August 2023, we also provide our Chairman of the Board a monthly electric vehicle car allowance of $1,100.

In addition, each non-employee director will receive an annual award for the number of shares of our common stock that have a market value of $150,000 based on the closing price of the common stock on the last business day preceding the grant date. The lead independent director will receive an additional annual award for the number of shares of our common stock that have a market value of $30,000. Equity-based compensation will be granted on or about March 31 of each year, based on the fair market value of our common stock on the grant date. We believe that equity compensation helps to further align the interests of our directors with those of our stockholders because the value of directors' share ownership will rise and fall with that of our other stockholders. No equity awards will include any form of "gross-up payment" to cover taxes. Additionally, there is a limit on the number of shares of common stock granted to each non-employee director such that the fair market value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year will not exceed $200,000.

In connection with the 2022 Board Plan, the Board implemented the following procedures for future issuances of stock awards: (i) stock awards are formally approved through a Board or committee resolution; (ii) the terms of each stock award in an award agreement are executed contemporaneously with the grant; (iii) stock awards to non-employee directors are counted towards the $200,000 maximum stated above and measured by the fair market value of those awards as of the grant date set forth in the award agreement; and (iv) an individual has been appointed to ensure the shares of stock are promptly issued pursuant to the award agreement.

Retirement and Savings Plan – 401(k)

We maintain a tax qualified retirement plan (the "401(k) Plan") that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may participate in the 401(k) Plan on the entry date coincident with or following the date they meet the 401(k) Plan's age and service eligibility requirements. The entry date is either January 1 or July 1. In order to meet the age and service eligibility requirements, otherwise eligible employees must be age 21 or older and complete three consecutive months of employment. Participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants' interest in their deferrals are 100% vested when contributed. Currently, the 401(k) Plan does not provide for any matching contributions on employee deferrals.

Incentive Compensation Plans

In July 2018, our Board adopted the 2018 Plan. The holders of a majority of our shares of common stock approved the 2018 Plan at our stockholders meeting held on September 7, 2018. The 2018 Plan enables us to grant stock options, restricted stock, dividend equivalents, stock payments, deferred stock, restricted stock units, stock appreciation rights, performance share awards, and other incentive awards to employees, directors, consultants and advisors, and to improve our ability to attract, retain and motivate individuals upon whom our sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in us. Stock options granted under the 2018 Plan may be non-qualified stock options or incentive stock options, within the meaning of Section 422(b) of the Code, except that stock options granted to outside directors and any consultants or advisers providing services to us or an affiliate shall in all cases be non-qualified stock options. The option price must be at least 100% of the fair market value on the date of grant and if, issued to a 10% or greater stockholder, must be at least 110% of the fair market value on the date of the grant.

The 2018 Plan is administered by the Compensation Committee of the Board, which has discretion over the awards and grants thereunder. At our stockholders meeting held on July 24, 2023, stockholders approved an amendment to the 2018 Plan to increase the aggregate maximum number of shares of common stock for which stock options or awards may be granted pursuant to the 2018 Plan from 5,000,000 to 7,000,000. No awards may be issued on or after September 7, 2028.

As of December 31, 2024, stock options to purchase an aggregate of 986,165 shares of common stock and 4,974,178 restricted shares of our common stock were outstanding and issued to employees and members of the Board under the 2018 Plan.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, our company is providing the following information about the relationship between the annual total compensation of the company's employees and the annual total compensation of the chief executive officer during the 2024 fiscal year. The CEO pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

As of December 31, 2024, we had 594 employees, including 542 full-time employees.

We determined the total annual compensation for our employees for the year ended December 31, 2024 using data from our payroll records for the month of December 2024, which we then extrapolated for the full year of 2024. The components of total annual compensation for our employees are the same as those used to determine the total compensation of our NEOs for the purposes of the Summary Compensation Table. Total annual compensation for our CEO during the 2024 fiscal year was annualized based on Mr. Jones' employment agreement entered into in May 2023. We did not make any full-time equivalent adjustments for part-time employees. The results were then ranked, excluding the chief executive officer, from lowest to highest, and the median employee was identified. We then compared the total annual compensation of the median employee to that of the chief executive officer. The total annual compensation of the median employee for the year ended December 31, 2024 was $51,500. For the year ended December 31, 2024, the ratio of our chief executive officer's total annual compensation to that of our median employee was approximately 29:1.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's total annual compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or employee of our company or any subsidiary of the company during the fiscal year ended December 31, 2024. No member of the Compensation Committee was a member of the compensation committee of another entity during the fiscal year ended December 31, 2024. None of our executive officers was a director or a member of the compensation committee of another entity during the fiscal year ended December 31, 2024. There were no transactions between any member of the Compensation Committee and the company during the fiscal year ended December 31, 2024 requiring disclosure pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our shares of common stock beneficially owned as of April 28, 2025, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each NEO and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days after such date upon the exercise of stock options, warrants, convertible securities or the vesting of RSUs. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days after April 28, 2025. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons, any shares that such person or persons has the right to acquire within 60 days after April 28, 2025 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Name and Address of Beneficial Owner[1]	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding[2]
Directors and Named Executive Officers:		
Brendan S. Jones	291,871[3]	*
Michael P. Rama	301,208[4]	*
Aviv Hillo	246,257[5]	*
Harjinder Bhade	268,855[7]	*
Michael C. Battaglia	111,556[6]	*
Martha J. Crawford	-	*
Jack Levine	216,259[8]	*
Kristina A. Peterson	40,541[9]	*
Ritsaart J.M. van Montfrans	94,427[10]	*
Cedric L. Richmond	70,484[11]	*
5% Stockholders:		
State Street Corporation	5,445,183[12]	5.3%
The Vanguard Group	5,561,541[13]	5.4%
Blackrock, Inc.	6,832,027[14]	6.7%
All directors and executive officers as a group (10 persons)	1,641,458[15]	1.6%

* Less than 1% of the outstanding shares.

(1) Each person maintains a mailing address at c/o Blink Charging Co., 5081 Howerton Way, Suite A, Bowie, Maryland 20715, except as noted below.

(2) Applicable percentage ownership is based on 102,717,131 shares of common stock outstanding as of April 28, 2025.

(3) Includes 101,944 shares of common stock issuable upon the exercise of stock options and 112,585 shares of common stock issuable upon the vesting of restricted stock units.

(4) Includes 152,654 shares of common stock issuable upon the exercise of stock options and 49,635 shares of common stock issuable upon the vesting of restricted stock units.

(5) Includes 76,977 shares of common stock issuable upon the exercise of stock options and 49,635 shares of common stock issuable upon the vesting of restricted stock units.

(6) Includes 54,000 shares of common stock issuable upon the exercise of stock options and 53,118 shares of common stock issuable upon the vesting of restricted stock units.

(7) Includes 72,636 shares of common stock issuable upon the vesting of restricted stock units.

(8) Includes 40,541 shares of common stock issuable upon the vesting of restricted stock units.

(9) Includes 40,541 shares of common stock issuable upon the vesting of restricted stock units.

(10) Includes 48,649 shares of common stock issuable upon the vesting of restricted stock units.

(11) Includes 40,541 shares of common stock issuable upon the vesting of restricted stock units.

(12) Consists of 5,445,183 shares of common stock beneficially owned by State Street Corporation ("State Street"), over which State Street has shared voting power over 5,338,049 shares and shared dispositive power over 5,445,183 shares. The principal business address of State Street is One Congress Street, Suite 1, Boston, MA 02114. The foregoing information is based solely upon a Schedule 13G filed by State Street on February 5, 2025.

(13) Consists of 5,561,541 shares of common stock beneficially owned by The Vanguard Group, over which The Vanguard Group has sole dispositive power over 5,432,240 shares, shared voting power over 93,688 shares and shared dispositive power over 129,301 shares. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The foregoing information is based solely upon a Schedule 13G/A filed by The Vanguard Group on November 11, 2024.

(14) Consists of 6,832,027 shares of common stock beneficially owned by Blackrock, Inc. ("Blackrock"), over which Blackrock has sole voting power of 6,756,185 shares and sole dispositive power over 6,832,027 shares. The principal business address of Blackrock is 50 Hudson Yards, New York, New York 10001. The foregoing information is based solely upon a Schedule 13G filed by Blackrock on November 8, 2024.

(15) Includes currently exercisable stock options to purchase an aggregate of 385,575 shares of common stock and 507,881 shares of common stock issuable upon the vesting of restricted stock units.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2024 with respect to our common stock that may be issued under our incentive compensation plans and other option grants.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	2,117,994	$ 17.42	2,025,822
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	2,117,994	$ 17.42	2,025,822

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Person Transaction Policy

Our policy with regard to related party transactions is for the Board as a whole to approve any material transactions involving our directors, executive officers or holders of more than 5% of our outstanding shares of common stock.

Certain Relationships and Related Transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, the section titled "Employment and Management Contracts, Termination of Employment and Change-in-Control Arrangements," the following is a description of each transaction since January 1, 2024 and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any related person had or will have a direct or indirect material interest.

There have been no transactions between the company and a related person that would be reportable under SEC rules or regulations.

Director Independence

At least annually, the Nominating and CGS Committee reviews the independence of each non-employee director and makes recommendations to the Board and the Board affirmatively determines whether each director qualifies as independent. No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with our company (either directly or as a stockholder or officer of an organization that has a relationship with the company). In addition, in affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director's ability to be independent of management in connection with the duties of a Compensation Committee member. Each director must keep the Nominating and CGS Committee fully and promptly informed as to any development affecting a director's independence.

Our shares of common stock are listed for trading on The Nasdaq Capital Market. Under the rules of Nasdaq, "independent" directors must make up a majority of a listed company's board of directors. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent within the meaning of the applicable Nasdaq rules. Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

The Board has determined that each of our non-employee directors that served during 2024 (Messrs. Levine, van Montfrans and Richmond, and Mses. Peterson and Crawford) were independent under the listing standards of Nasdaq and the requirements of the SEC. Messrs. Jones and Hillo are not independent based on their current service as employees of our company. In making its independence determinations, the Board reviewed direct and indirect transactions and relationships between each director, or any member of his or her immediate family, and us or one of our subsidiaries or affiliates based on information provided by the director, our records and publicly available information. None of our directors directly or indirectly provides any professional or consulting services to us.

As a result, a majority of our directors are independent, as required under applicable Nasdaq rules. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

As reported on our Current Report on Form 8-K filed on May 17, 2024, the Audit Committee of the Board conducted a competitive selection process to determine our independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee invited several public accounting firms to participate in this process. As a result of this process, on May 14, 2024, the Audit Committee approved the appointment of Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for the fiscal year ending December 31, 2024.

As reported on our Current Report on Form 8-K filed on May 17, 2024, we dismissed Marcum LLP ("Marcum"), our independent registered public accounting firm for the fiscal year ended December 31, 2023, as our independent registered public accounting firm as of May 14, 2024.

The reports of Marcum on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for an adverse opinion on internal controls over financial reporting for the fiscal years ended December 31, 2023 and 2022. In connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, and in the subsequent interim period through May 14, 2024, there were no disagreements with Marcum on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the matter in their report. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2023 and 2022, or in the subsequent period through May 14, 2024.

We have provided a copy of the foregoing disclosures to Marcum and requested that Marcum furnish it with a letter addressed to the SEC stating whether Marcum agrees with the above statements. A copy of Marcum's letter, dated May 17, 2024, was filed as Exhibit 16.1 to the May 17, 2024 Form 8-K.

During the two most recent fiscal years and in the subsequent interim period through May 14, 2024, we have not consulted with Grant Thornton with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

The following table sets forth the aggregate accounting fees paid by us for the year ended December 31, 2024 and the year ended December 31, 2023. The below audit fees were paid to Grant Thornton for the year ended December 31, 2024 and to Marcum for the years ended December 31, 2023 and 2024:

	Grant Thornton Year Ended December 31, 2024		Marcum Year Ended December 31, 2024		Marcum Year Ended December 31, 2023	
Audit Fees[1]	$	1,353,620	$	1,336,699	$	2,746,757
Audit-related fees[2]		-		-		-
Tax fees[3]		-		-		-
All other fees[4]		-		-		100,628
Total	$	1,353,620	$	1,336,699	$	2,847,385

(1) Audit fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements including fees related to compliance with the Sarbanes-Oxley Act of 2002, review of our quarterly consolidated financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements, consultations in connection with acquisitions and issuances of auditor consents and comfort letters in connection with SEC registration statements.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance, acquisitions and international tax planning.

(4) All other fees consist of fees for products and services other than the services reported above. All other fees in 2023 represents financial and tax diligence in connection with our company's acquisition of Envoy Technologies, Inc. in April 2023. These fees were pre-approved by the Audit Committee.

Pre-Approval Policies

All audit and non-audit services provided by our independent registered public accounting firm must be pre-approved by the Audit Committee. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The Audit Committee uses the following procedures in pre-approving all audit and non-audit services provided by our independent registered public accounting firm. At or before the first meeting of the Audit Committee each year, the Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by our independent registered public accounting firm during the year. Quarterly, the Audit Committee is presented with an update of any new audit and non-audit services to be provided. The Audit Committee reviews the quarterly update and approves the services outlined therein if such services are acceptable to the Audit Committee.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) **FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES**

1. Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of the Original 10-K.
2. Other schedules are omitted because they are not applicable, not required, or because required information is included in the Consolidated Financial Statements or notes thereto.

(b) **EXHIBITS**

We have filed the exhibits listed in the Exhibit Index below in this Form 10-K/A:

Exhibit Number	Exhibit Description	Incorporated by Reference		Filed or Furnished	
		Form	Exhibit	Filing Date	Herewith
2.4	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc., and Fortis Advisors LLC (as Equityholders' Agent)	8-K	2.1	04/24/2023	
2.5	Amendment No. 2, dated as of August 4, 2023, to Agreement and Plan of Merger, dated as of June 13, 2022, by and among Blink Charging Co., SemaConnect LLC and Shareholder Representative Services LLC, as Stockholders' Representative.	10-Q	2.2	08/09/2023	
3.1	Articles of Incorporation, as amended most recently on August 17, 2017	10-K	3.1	04/17/2018	
3.2	Bylaws, as amended most recently on January 29, 2018	10-K	3.2	04/17/2018	
3.4	Certificate of Withdrawal for Series A Convertible Preferred Stock	8-K	3.1	04/07/2022	
3.5	Certificate of Withdrawal for Series B Preferred Stock	8-K	3.2	04/07/2022	
3.6	Certificate of Withdrawal for Series C Convertible Preferred Stock	8-K	3.3	04/07/2022	
3.7	Certificate of Withdrawal for Series D Convertible Preferred Stock	8-K	3.4	04/07/2022	
4.2	Form of Common Stock Purchase Warrant dated April 9, 2018	8-K	4.1	04/19/2018	
4.3	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	4.3	04/02/2020	
10.14*	2018 Incentive Compensation Plan	Proxy	-	08/14/2018	
10.18*	Employment Offer Letter, dated February 7, 2020, between Blink Charging Co. and Michael P. Rama	8-K	10.1	02/11/2020	
10.20*	Employment Offer Letter, dated as of March 29, 2020, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	04/20/2020	
10.22*	Employment Agreement, dated December 27, 2021, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	12/29/2021	
10.23*	Employment Agreement, dated April 20, 2021, between Blink Charging Co. and Harjinder Bhade	10-K/A	10.20	04/29/2022	

10.24*	Employment Agreement, dated May 19, 2022, between Blink Charging Co. and Michael P. Rama	8-K	10.1	05/24/2022	
10.25*	Employment Agreement, dated May 19, 2022, between Blink Charging Co. and Aviv Hillo	8-K	10.2	05/24/2022	
10.29	Sales Agreement, dated September 2, 2022, between Blink Charging Co. and the Sales Agents	8-K	10.1	09/02/2022	
10.31*	Employment Agreement, dated May 1, 2023, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	05/05/2023	
10.32*	Amendment to Blink Charging Co. 2018 Incentive Compensation Plan	14A	A	06/14/2023	
10.33*	Separation and General Release Agreement, dated as of June 20, 2023, between Blink Charging Co. and Michael D. Farkas	8-K	10.1	06/23/2023	
10.34*	Employment Offer Letter, dated October 30, 2023, between Blink Charging Co. and Harjinder Bhade	8-K	10.1	11/03/2023	
10.35	Amendment to Sales Agreement, dated as of November 2, 2023, between Blink Charging Co. and the Agents	8-K	10.1	11/22/2023	
10.36*	Executive Advisor Employment Agreement, dated August 27, 2024, by and between Blink Charging Co. and Brendan S. Jones	8-K	10.1	08/30/2024	
10.37*	Chief Executive Officer Employment Agreement, dated January 23, 2025, between Michael Battaglia and Blink Charging Co.	8-K	10.1	01/28/2025	
21.1	Subsidiaries of the Registrant	10-K	21.1	04/09/2025	
23.1	Consent of Grant Thornton LLP	10-K	23.1	04/09/2025	
23.2	Consent of Marcum LLP	10-K	23.2	04/09/2025	
31.1	Rule 13a-14(a) Certification of Principal Executive Officer	10-K	31.1	04/09/2025	
31.2	Rule 13a-14(a) Certification of Principal Financial Officer	10-K	31.2	04/09/2025	
31.3	Rule 13a-14(a) Certification of Principal Executive Officer				X
31.4	Rule 13a-14(a) Certification of Principal Financial Officer				X
32.1**	Section 1350 Certification of Principal Executive Officer	10-K	32.1	04/09/2025	
32.2**	Section 1350 Certification of Principal Financial Officer	10-K	32.2	04/09/2025	
97.1*	Blink Charging Co. Policy for Recovery of Erroneously Awarded Compensation	10-K	97.1	03/18/2024	
101.INS	Inline XBRL Instance.				X
101.XSD	Inline XBRL Schema.				X
101.PRE	Inline XBRL Presentation.				X
101.CAL	Inline XBRL Calculation.				X
101.DEF	Inline XBRL Definition.				X
101.LAB	Inline XBRL Label.				X
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)				

*   Indicates a management contract or compensatory plan or arrangement.

**   In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not deemed filed for purposes of Section 18 of the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLINK CHARGING CO.

Date: April 29, 2025   By: */s/ Michael C. Battaglia*
         Michael C. Battaglia
         President and Chief Executive Officer
         (Principal Executive Officer)

Date: April 29, 2025   By: */s/ Michael P. Rama*
         Michael P. Rama
         Chief Financial Officer
         (Principal Financial and Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 2)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended <u>December 31, 2024</u>

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 001-38392

BLINK CHARGING CO.
(Exact name of registrant as specified in its charter)

Nevada	**03-0608147**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5081 Howerton Way, Suite A Bowie, Maryland	**20715**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(305) 521-0200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	BLNK	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by the check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates (101,064,244 shares) computed by reference to the price at which the common equity was last sold ($2.74) as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2024): $270,806,708.

As of April 28, 2025, there were 102,717,131 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference: None.

EXPLANATORY NOTE

Blink Charging Co. (the "Company," "we," "us" or "our") is filing this Amendment No. 2 to Annual Report on Form 10-K/A (this "Amendment") to amend the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-38392), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2025 (the "Original 10-K"), as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2025 ("Amendment No. 1" and, together with the Original 10-K, the "10-K"). This Amendment is being filed for the sole purpose of revising the Summary Compensation Table in Item 11 of Amendment No. 1 to correct figures that were included as a result of an administrative error. This Amendment amends and restates in its entirety Item 11 of Part III of the 10-K.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment contains certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached hereto.

This Amendment does not reflect events occurring after the Company's filing of the Original 10-K (i.e., those events occurring after April 9, 2025) or modify or update disclosures that may be affected by those subsequent events. Accordingly, this Amendment should be read in conjunction with the 10-K and our other filings with the SEC.

TABLE OF CONTENTS

ITEM 11. EXECUTIVE COMPENSATION

Compensation Committee Report

The following Report of the Compensation Committee entitled "Compensation Discussion and Analysis" (the "Report") does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent the Company specifically incorporates the Report by reference therein.

The Compensation Committee of the Board approves and oversees the administration of the Company's executive compensation program and senior leadership development and continuity programs. The Compensation Committee's primary objective is to establish a competitive executive compensation program that clearly links executive compensation to business performance and stockholder return. The Compensation Committee considers appropriate risk factors in structuring compensation to discourage unnecessary or excessive risk-taking behaviors and encourage long-term value creation.

Recommendation Regarding Compensation Discussion and Analysis

In performing its oversight function during 2024 with regard to the Compensation Discussion and Analysis prepared by management, the Compensation Committee relied on statements and information prepared by the Company's management. The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Form 10-K/A with management. Based on this review and discussion, the Compensation Committee recommended to the Company's Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2024, as amended.

This report is furnished by the members of the Compensation Committee.

Ritsaart J.M. van Montfrans, Chairman
Jack Levine
Cedric L. Richmond

Compensation Discussion and Analysis

Compensation Philosophy

The primary goals of our Board with respect to executive compensation are to attract and retain talented and dedicated executives, to tie annual and long-term cash and stock incentives to the achievement of specified performance objectives, and to create incentives resulting in increased stockholder value. To achieve these goals, our Compensation Committee recommends to our Board executive compensation packages, generally comprising a mix of salary, discretionary bonus and equity awards. Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we have implemented and maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals.

Role of Compensation Consultant

The Compensation Committee has the power to engage independent advisors to assist it in carrying out its responsibilities.

The Compensation Committee continued to engage Korn Ferry, an internationally recognized compensation consulting firm, as its compensation consultant in 2024. Korn Ferry reviewed and advised the Compensation Committee on our compensation practices. The Compensation Committee assessed the independence of Korn Ferry pursuant to SEC rules and concluded that the work of Korn Ferry has not raised any conflict of interest.

Korn Ferry provided a broad array of services during 2024, including, but not limited to, CEO benchmarking, executive employment contractual review and assessment, short- and long-term incentive design review, and other compensation-related items.

For purposes of benchmarking, Korn Ferry compared positions of similar scope and complexity with the data contained in the surveys. Korn Ferry then provided a salary range for each executive level. The Compensation Committee typically sets target compensation levels between the 25th to 75th percentile range as it believes the use of this range (i) helps ensure our compensation program provides sufficient compensation to attract and retain talented executives and (ii) maintains internal pay equity, without overcompensating our employees. Each executive's target compensation level for this purpose is based on the sum of his base salary, annual cash bonus and annual equity award but excludes one-time equity/option awards.

The Compensation Committee reviews pay practices at companies of similar size and industry. The current peer group data is used to evaluate the compensation arrangements for our named executive officers and directors. With respect to Korn Ferry's assessment, the comparable group of companies consisted of the companies listed below as determined to: (i) focus on the same industry or adjacent industry as us, (ii) generally have similar revenues as us, (iii) generally have similar market capitalization as us, (iv) generally have similar operating income as us, and (v) generally have the same number of employees as us. The comparable list of companies included Allego N.V., Beam Global, ChargePoint Holdings, EVgo, Inc., Nuvve Holding Corp., Tritium DCFC Limited and Wallbox N.V.

It is expected that Korn Ferry's assessment using both survey data and peer group analyses will continue to be considered in setting compensation and in renewing the terms of employment agreements with several of our executive officers.

Elements of Compensation

We evaluate individual executive performance with a goal of setting compensation at levels our Board or any applicable committee believes are comparable with executives in other companies of similar size and stage of development while taking into account our relative performance and our own strategic goals. The compensation received by our named executive officers consists of the following elements:

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within our industry.

The Compensation Committee considers compensation data from the peer companies to the extent the executive positions at these companies are considered comparable to our positions and informative of the competitive environment. Compensation data for our peer group were collected from available proxy-disclosed data. This information was gathered and analyzed for the 25th, 50th and 75th percentiles (or alternatively using low, medium and high categories) for annual base salary, short-term incentive pay elements and long-term incentive pay elements.

Variable Pay

We design our variable pay programs to be both affordable and competitive in relation to the market. We monitor the market and adjust our variable pay programs as needed. Our variable pay programs, such as our bonus program, are designed to motivate employees to achieve overall goals. Our programs are designed to avoid entitlements, to align actual payouts with the actual results achieved, and to be easy to understand and administer.

Equity-Based Incentives

Salaries and bonuses are intended to compensate our executive officers for short-term performance. We also have adopted an equity incentive program intended to reward longer-term performance and to help align the interests of our named executive officers with those of our stockholders. We believe that long-term performance is achieved through an ownership culture that rewards performance by our named executive officers through the use of equity incentives. Our equity incentive plan has been established to provide our employees, including our named executive officers, with incentives to help align those employees' interests with the interests of our stockholders.

When making equity-award decisions, the Compensation Committee considers market data, the grant size, the forms of long-term equity compensation available to it under our existing plans and the status of previously granted awards. The amount of equity incentive compensation granted reflects the executives' expected contributions to our future success. Existing ownership levels are not a factor in award determination, as the Compensation Committee does not want to discourage executives from holding significant amounts of our stock.

Future equity awards that we make to our named executive officers will be driven by our sustained performance over time, our named executive officers' ability to impact our results that drive stockholder value, their level of responsibility, their potential to fill roles of increasing responsibility, and competitive equity award levels for similar positions in comparable companies. Equity forms a key part of the overall compensation for each executive officer and is evaluated each year as part of the annual performance review process and incentive payout calculation.

The amounts awarded to the named executive officers are based on the Compensation Committee's subjective determination of what is appropriate to incentivize the executives. Generally, the grants to named executive officers vest 50% upon the date of grant and 50% over a three-year period with 33-1/3% vesting on each anniversary of the date of grant. All equity awards to our employees, including named executive officers, and to directors have been granted and reflected in our financial statements, based upon the applicable accounting guidance, with the exercise price of any stock options equal to the fair market value of one share of common stock on the grant date.

In order to encourage a long-term perspective and to encourage key employees to remain with us, our restricted stock units and stock options typically have annual vesting over a three-year period and the stock options have a term of five years. Generally, vesting ends upon termination of service and exercise rights of vested options cease three months after termination of service. Prior to the vesting of any restricted stock unit or exercise of any option, the holder has no rights as a stockholder with respect to the shares subject to such unit or option, including voting rights and the right to receive dividends or dividend equivalents. Except for option grants to employees in Europe, during the last two years we have generally granted restricted stock units to our employees rather than stock options.

Benefits Programs

We design our benefits programs to be both affordable and competitive in relation to the market while conforming to local laws and practices. We monitor the market and local laws and practices and adjust our benefits programs as needed. We design our benefits programs to provide an element of core benefits and, to the extent possible, offer options for additional benefits, be tax-effective for employees in any foreign country and balance costs and cost-sharing between our employees and us.

Timing of Equity Awards

Only the Compensation Committee may approve restricted stock, restricted stock units or stock option grants to our executive officers. Restricted stock, restricted stock units and stock options are generally granted at meetings of the Compensation Committee or pursuant to a unanimous written consent of the Compensation Committee. The exercise price of a newly granted option is the closing price of our common stock on the date of grant.

Executive Equity Ownership

We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives.

Consideration of Advisory Votes to Approve the Compensation of our Named Executive Officers

We value the opinions of our stockholders, including as expressed through advisory votes to approve the compensation of our named executive officers ("Say-on-Pay Votes"). In our most recent Say-On-Pay Vote, conducted at our 2024 annual meeting of stockholders, held on July 16, 2024, our stockholders approved the compensation of our named executive officers on an advisory basis, with approximately 64% of the votes cast in favor of the fiscal 2023 compensation of our named executive officers. In setting fiscal 2025 compensation, we will consider the outcome of the Say-on-Pay Vote during our 2025 annual meeting of stockholders and will continue to consider the outcome of future Say-on-Pay Votes, as well as stockholder feedback received throughout the year, when making compensation decisions for our executive officers.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications for our executives and us.

Generally, Section 162(m) of the Code disallows public companies a tax deduction for federal income tax purposes of compensation in excess of $1 million paid to their chief executive officer and certain other specified officers in any taxable year. For tax years ending prior to December 31, 2017, compensation in excess of $1 million could only be deducted if it was "performance-based compensation" within the meaning of Section 162(m) of the Code or qualified for one of the other exemptions from the deduction limit. The exemption from Section 162(m) of the Code's deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered officers (which now also includes our Chief Financial Officer) in excess of $1 million will generally not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, while we are mindful of the benefit of the full deductibility of compensation, our Compensation Committee has not adopted a policy requiring that any or all compensation to be deductible. Our Compensation Committee may authorize compensation payments that are not fully tax deductible if we believe that such payments are appropriate to attract and retain executive talent or meet other business objectives.

Role of Executives in Executive Compensation Decisions

The Board and our Compensation Committee generally seek input from Michael C. Battaglia, our President and Chief Executive Officer, when discussing the performance of, and compensation levels for, executives other than himself. The Compensation Committee also works with Michael P. Rama, our Chief Financial Officer, to evaluate the financial, accounting, tax and retention implications of our various compensation programs. Mr. Battaglia, who is a director, does not participate in deliberations relating to his own compensation.

Compensation Risk Management

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on us.

We structure our compensation to consist of base salary, variable pay, equity-based pay and benefits. The base portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business measures. Our variable pay and equity-based pay programs are designed to reward both short- and long-term corporate performance. For short-term performance, our variable pay programs are designed to motivate employees to achieve overall goals. For long-term performance, our stock option awards generally vest over four years and are only valuable if our stock price increases over time. We believe that these various elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce superior short- and long-term corporate results, while the fixed element is also sufficiently high that the executives are not encouraged to take unnecessary or excessive risks in doing so.

Our bonus program has been structured around the attainment of overall corporate goals for the past several years and we have seen no evidence that it encourages unnecessary or excessive risk taking.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our principal executive officers who served as such during 2024 (Brendan S. Jones), our principal financial officer who served as such during 2024 (Michael P. Rama) and our three most highly compensated executive officers other than our principal executive officer and principal financial officer who were serving as executive officers at the end of 2024 (Aviv Hillo, Harjinder Bhade and Michael C. Battaglia). We refer to these executive officers as our "named executive officers" or "NEOs."

Summary Compensation Table

		Award Compensation							
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[6] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brendan S. Jones[1]	2024	$ 775,000	$ 75,000	$ 467,790	$ -	$ 186,000	$ -	$ 39,850	$ 1,543,640
President and Chief	2023	$ 681,759	$ 75,000	$ 258,875	$ -	$ 467,790	$ -	$ 29,917	$ 1,513,341
Executive Officer	2022	$ 493,011	$ -	$ 1,184,859	$ -	$ 310,650	$ -	$ 64,242	$ 2,052,762
Michael P. Rama[2]	2024	$ 446,450	$ -	$ 206,230	$ -	$ 86,920	$ -	$ 22,433	$ 762,033
Chief Financial	2023	$ 423,056	$ -	$ 212,500	$ -	$ 206,230	$ -	$ 354,051	$ 1,195,837
Officer	2022	$ 408,003	$ -	$ 701,807	$ -	$ 212,550	$ -	$ 282,646	$ 1,605,006
Aviv Hillo[3]	2024	$ 443,375	$ -	$ 206,230	$ -	$ 86,100	$ -	$ 15,233	$ 750,938
General Counsel and	2023	$ 423,000	$ -	$ 197,790	$ -	$ 206,230	$ -	$ 18,972	$ 845,992
Executive Vice President - M&A	2022	$ 377,167	$ -	$ 701,807	$ -	$ 197,790	$ -	$ 52,206	$ 1,328,970
Harjinder Bhade[4]	2024	$ 527,753	$ -	$ 301,800	$ -	$ 126,000	$ -	$ 16,530	$ 972,083
Chief Technology	2023	$ 477,212	$ -	$ 218,000	$ -	$ 5,301,800	$ -	$ 29,917	$ 6,026,929
Officer	2022	$ 403,602	$ -	$ 665,116	$ -	$ 218,000	$ -	$ 68,304	$ 1,355,022
Michael C. Battaglia[5]	2024	$ 385,801	$ -	$ 215,711	$ -	$ 74,216	$ -	$ 34,784	$ 710,512
Chief Operating Officer	2023	$ 327,515	$ -	$ -	$ -	$ 176,088	$ -	$ 29,917	$ 533,520

(1) Mr. Jones served as our President from February 2021 to January 2025 and as our Chief Executive Officer from May 2023 to January 2025. Included in Bonus for Mr. Jones is a cash signing bonus of $75,000 in 2024 and 2023 in accordance with his employment agreement. Included in All Other Compensation for Mr. Jones are (i) company-paid health insurance benefits of $34,850, $29,917 and $33,827 in 2024, 2023 and 2022, respectively; (ii) $5,000 in 2024 related to moving allowance in conjunction with the Company's relocation of the headquarters from Miami Beach, Florida to Bowie, Maryland in 2024; and (iii) a tax gross-up of $0, $0 and $30,416 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(2) Mr. Rama has served as our Chief Financial Officer since February 2020. Included in All Other Compensation for Mr. Rama are (i) company-paid health insurance benefits of $22,433, $29,917 and $32,356 in 2024, 2023 and 2022, respectively and (ii) a tax gross-up of $0, $324,133 and $250,290 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2023 and 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(3) Mr. Hillo has served as our General Counsel since April 2018 and our Executive Vice President of Mergers & Acquisitions since May 2022. Included in All Other Compensation for Mr. Hillo are (i) company-paid health insurance benefits of $15,233, $18,972 and $19,256 in 2024, 2023 and 2022, respectively and (ii) a tax gross-up of $0, $0 and $32,950 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(4) Mr. Bhade has served as our Chief Technology Officer since May 2021. Included in All Other Compensation for Mr. Bhade is company-paid health insurance benefits of $16,530, $29,917 and $32,356 in 2024, 2023 and 2022, respectively and (ii) a tax gross-up of $0, $0 and $35,948 relating to the vesting of stock awards in 2024, 2023 and 2022, respectively. The 2022 tax gross-up payment was from the vesting of stock awards that were granted prior to the termination of such benefit.

(5) Mr. Battaglia served as our Chief Operating Officer from September 2023 to January 2025. Included in All Other Compensation for Mr. Battaglia is company-paid health insurance benefits of $34,784 and $29,917 in 2024 and 2023, respectively.

(6) Represents stock and option awards granted in 2024, 2023 and 2022 pursuant to our 2018 Plan. The aggregate grant date fair value of such awards was calculated in accordance with FASB ASC Topic 718. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards are subject to time-based vesting. The assumptions used in calculating these amounts are discussed in Note 11 of the Notes to Consolidated Financial Statements included in the Original 10-K.

Grant of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made by us during the year ended December 31, 2024 to each of the NEOs:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Brendan S. Jones		$ -	$ 465,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	168,878	-	$ -	$ 467,790
Michael P. Rama		$ -	$ 205,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	74,452	-	$ -	$ 206,230
Aviv Hillo		$ -	$ 205,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	74,452	-	$ -	$ 206,230
Harjinder Bhade		$ -	$ 300,000	$ -	-	-	-	-	-	$ -	$ -
	4/5/2024	$ -	$ -	$ -	-	-	-	108,954	-	$ -	$ 301,800
Michael C. Battaglia		$ -	$ 175,038	$ -	-	-	-	-	-	$ -	$ -
	1/25/2024	$ -	$ -	$ -	-	-	-	16,107		$ -	$ 39,623
	4/5/2024	$ -	$ -	$ -	-	-	-	63,570	-	$ -	$ 176,088

(1) The size of each individual's grant is determined after consideration of performance criteria established in the prior fiscal year. After the conclusion of each fiscal year, the members of the Compensation Committee review corporate performance goals established for the recently completed year. The Compensation Committee then adjusts the size of each individual's grant in accordance with performance. With respect to grants made to Messrs. Jones, Battaglia and Bhade, 50% of the restricted stock vested on the first anniversary of the grant date with the remaining 75% vesting over a three-year period with 33-1/3% vesting on each anniversary of the grant date. Pursuant to their employment agreements, 50% of the annual grants for Messrs. Rama and Hillo vest immediately with the remainder vesting in equal increments on each anniversary of the grant date. All equity awards to our employees, including NEOs, and to directors have been granted and reflected in our financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value of one share of Common Stock on the grant date.

9

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on outstanding equity awards as of December 31, 2024 to the NEOs:

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Brendan S. Jones	02/25/2021	33,333	-	-	$ 38.39	02/25/27	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Brendan S. Jones	02/25/2021	33,333	-	-	$ 38.39	02/25/28	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Brendan S. Jones	02/25/2021	33,334	-	-	$ 38.39	02/25/29	-	$ -	-	$ -
Brendan S. Jones	04/12/2021	648	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Brendan S. Jones[2]	03/21/2022	-	-	-	$ -	-	1,908	$ 2,652	-	$ -
Brendan S. Jones[3]	03/15/2023	-	-	-	$ -	-	11,135	$ 15,478	-	$ -
Brendan S. Jones[4]	04/05/2024	-	-	-	$ -	-	84,439	$ 117,370	-	$ -
Brendan S. Jones[5]	04/05/2024	-	-	-	$ -	-	84,438	$ 117,369	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/26	-	$ -	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/27	-	$ -	-	$ -
Michael P. Rama	04/12/2021	885	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Michael P. Rama	06/05/2020	50,000	-	-	$ 2.20	02/07/28	-	$ -	-	$ -
Michael P. Rama	04/12/2021	885	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Michael P. Rama	04/12/2021	884	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Michael P. Rama[2]	03/21/2022	-	-	-	$ -	-	2,067	$ 2,873	-	$ -
Michael P. Rama[3]	03/15/2023	-	-	-	$ -	-	9,142	$ 12,707	-	$ -
Michael P. Rama[5]	04/05/2024	-	-	-	$ -	-	37,227	$ 51,746	-	$ -
Aviv Hillo	03/31/2019	3,879	-	-	$ 3.13	03/31/27	-	$ -	-	$ -
Aviv Hillo	04/12/2021	990	-	-	$ 40.82	04/11/27	-	$ -	-	$ -
Aviv Hillo	04/20/2020	16,517	-	-	$ 1.83	04/20/27	-	$ -	-	$ -
Aviv Hillo	04/12/2021	991	-	-	$ 40.82	04/11/28	-	$ -	-	$ -
Aviv Hillo	04/20/2020	16,286	-	-	$ 1.83	04/20/28	-	$ -	-	$ -
Aviv Hillo	04/12/2021	991	-	-	$ 40.82	04/11/29	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/28	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/29	-	$ -	-	$ -
Aviv Hillo	05/17/2022	12,441	-	-	$ 15.70	05/17/30	-	$ -	-	$ -
Aviv Hillo[2]	03/21/2022	-	-	-	$ -	-	2,067	$ 2,873	-	$ -
Aviv Hillo[3]	03/15/2023	-	-	-	$ -	-	8,507	$ 11,825	-	$ -
Aviv Hillo[5]	04/05/2024	-	-	-	$ -	-	37,227	$ 51,746	-	$ -
Harjinder Bhade[2]	03/21/2022	-	-	-	$ -	-	2,544	$ 3,481	-	$ -
Harjinder Bhade[3]	03/15/2023	-	-	-	$ -	-	14,065	$ 19,550	-	$ -
Harjinder Bhade[4]	04/05/2024	-	-	-	$ -	-	54,477	$ 75,723	-	$ -
Harjinder Bhade[5]	04/05/2024	-	-	-	$ -	-	54,477	$ 75,723	-	$ -
Michael C. Battaglia	05/6/2021	18,000	-	-	$ 32.27	05/06/2027	-	$ -	-	$ -
Michael C. Battaglia	05/6/2021	18,000	-	-	$ 32.27	05/06/2028	-	$ -	-	$ -
Michael C. Battaglia	05/6/2021	18,000	-	-	$ 32.27	05/06/2029	-	$ -	-	$ -
Michael C. Battaglia[6]	04/01/2022	-	-	-	$ -	-	1,120	$ 1,557	-	$ -
Michael C. Battaglia[7]	01/25/2024	-	-	-	$ -	-	10,738	$ 14,926	-	$ -
Michael C. Battaglia[4]	04/05/2024	-	-	-	$ -	-	31,785	$ 44,181	-	$ -
Michael C. Battaglia[5]	04/05/2024	-	-	-	$ -	-	31,785	$ 44,181	-	$ -

(1) Calculated by multiplying the number of shares of common stock by $1.39, which is the quoted market price per share of our common stock as of December 31, 2024.
(2) These shares vest in full on March 21, 2025, subject to immediate vesting upon an event constituting a change of control of the company.

(3)   These shares vest in two equal increments on March 15, 2025 and 2026, subject to immediate vesting upon an event constituting a change of control of the company.
(4)   These shares vest in full on April 5, 2025, subject to immediate vesting upon an event constituting a change of control of the company.
(5)   These shares vest in three equal increments on April 5, 2025, 2026 and 2027, subject to immediate vesting upon an event constituting a change of control of the company.
(6)   These shares vested in full on April 1, 2025.
(7)   These shares vest in two equal increments on April 1, 2025 and 2026, subject to immediate vesting upon an event constituting a change of control of the company.

Option Exercises and Stock Vested During 2024

The following table sets forth information concerning the option exercises and stock awards vested of each of the NEOs during the year ended December 31, 2024:

Name	Option Awards Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Stock Awards Number of Shares Acquired On Vesting (#)	Value Realized on Vesting ($)
Brendan S. Jones	-	$ -	26,370	$ 81,152
Michael P. Rama	-	$ -	16,085	$ 48,710
Aviv Hillo	-	$ -	15,767	$ 47,781
Harjinder Bhade	-	$ -	18,173	$ 54,919
Michael C. Battaglia	-	$ -	12,218	$ 28,853

Pension Benefits

We have not adopted a pension plan and do not provide pension benefits to NEOs.

Non-Qualified Deferred Compensation

We have not adopted a non-qualified deferred compensation plan and do not provide non-qualified deferred compensation to NEOs.

Employment and Management Contracts, Termination of Employment and Change-in-Control Arrangements

Michael C. Battaglia Employment Agreement

In connection with Mr. Battaglia's appointment as the President and Chief Executive Officer, on January 23, 2025, we entered into an employment agreement with Mr. Battaglia, superseding his prior employment agreement, pursuant to which Mr. Battaglia will serve as the Company's President and Chief Executive Officer for a two-year term commencing on February 1, 2025. The employment term is automatically renewable for successive one-year periods thereafter unless either party provides timely notice of intent to terminate the employment agreement. Mr. Battaglia will receive an annual base salary of $575,000 and will be eligible for annual grants under our Executives' Short-Term Incentive bonus plan ("STI Plan"), with an annual target amount of 60% of his base salary, and our Executives' Long-Term Incentive bonus plan ("LTI Plan"), with an annual target amount of 100% of his base salary, as described below. Within 30 days following the effective date of the employment agreement, he also received a one-time equity signing bonus of $150,000 worth of restricted common stock that vests annually in equal one-third installments beginning on the first anniversary of the grant date.

Mr. Battaglia's STI bonus is a performance-based cash award, subject to the determination of performance results in accordance with the terms of the STI Plan. Specific performance targets and potential awards will be determined by the Board's Compensation Committee in accordance with the STI Plan and will reflect distinct key performance indicator ("KPI") goals tailored specifically for each component, developed collaboratively by the Board, the Compensation Committee and our executive team.

Mr. Battaglia's LTI bonus is comprised of two components governed by the LTI Plan. The LTI Plan provides that 50% of the bonus is designated as performance-based stock awards in the form of restricted stock units ("RSUs") that vest in four equal installments upon the achievement of specific stock price performance targets, and 50% of the bonus as time-based stock awards in the form of RSUs that vest annually in equal one-third increments on each anniversary of the grant date.

The above bonuses and equity grants are subject to our clawback policies.

If Mr. Battaglia's employment is terminated by us without Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to the company) or by him for Good Reason (which includes a material adverse change in Mr. Battaglia's authority, duties or responsibilities), he is entitled to receive severance equal to 12 months of base salary plus his target STI and LTI bonuses for the year of termination in return for his signing of a general release in favor of the company. If such termination occurs within six months before or after a "change of control," the severance payments above will be doubled and all unvested RSUs will vest. RSUs with performance components will vest and be prorated according to the performance achieved as of the change of control.

Under the employment agreement, Mr. Battaglia is prohibited from disclosure of confidential information, which includes all information not generally known to the public regarding the company and its affiliates, subsidiaries or its businesses. Mr. Battaglia further agreed that during his employment with the company and for 12 months thereafter he will not solicit or attempt to solicit any of our clients, customers or vendors for the purpose of providing services or products that compete with those offered by us for the same 12 month period and, for the same period, he will not solicit, hire, recruit or attempt to hire or recruit, or induce the termination of employment of any employee of the company.

Michael P. Rama Employment Agreement

On May 19, 2022, we entered into a new employment agreement with Michael P. Rama, our Chief Financial Officer, renewing his prior employment offer letter, dated as of February 7, 2020. The term of his new employment agreement started on January 1, 2022 and extended until March 31, 2025. Pursuant to the employment agreement, Mr. Rama agreed to devote his full business efforts and time to our company. The employment agreement provides that Mr. Rama will receive an initial annual base salary of $390,000, payable on our regular scheduled payday. Mr. Rama will be eligible for an annual performance cash bonus of up to 50% of his annual base salary based on meeting pre-determined periodic key performance indicators every year set by the mutual agreement of our Board's Compensation Committee and Mr. Rama. Mr. Rama will also be eligible to receive aggregate annual equity awards under our incentive compensation plan equal to 50% of his annual base salary. Such awards will be comprised of restricted common stock. 50% of the restricted common stock granted will vest immediately on the grant date, and the remaining 50% will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to satisfying key performance indicators and other performance criteria and his continued employment with us on the applicable vesting date. Mr. Rama is entitled to a monthly electric vehicle and auto insurance allowance of up to $1,500 per month, and other employee benefits in accordance with our policies.

If Mr. Rama's employment is terminated by us other than for Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to our company), he is entitled to receive severance equal to the number of months of his actual employment under the new employment agreement prior to the termination capped at a maximum payment of 12 months of his base salary.

If we undergo a "change in control" (which generally means a merger or acquisition of our company as a result of which the acquirer obtains more than 50% of our total voting power), Mr. Rama will receive a severance payment equal to 2.99 times his annual base salary if (i) he loses his position as our Chief Financial Officer (excluding elevation to a more senior position), (ii) his title is changed to a lesser role, (iii) his compensation is materially decreased, or (iv) he is terminated without Cause during the merger/acquisition process or within one year after the closing of such transaction. Additionally, all restricted common stock and stock options held by Mr. Rama will immediately vest upon a change in control.

Aviv Hillo Employment Agreement

On May 19, 2022, we entered into a new employment agreement with Aviv Hillo, our General Counsel, renewing his prior employment offer letter, dated as of June 18, 2018, which had been renewed on September 25, 2020. The term of his new employment agreement started on June 1, 2022 and extends until May 31, 2025. Pursuant to the employment agreement, Mr. Hillo agreed to devote his full business efforts and time to our company. The employment agreement provides that Mr. Hillo will receive an initial annual base salary of $390,000, payable on our regular scheduled payday. Mr. Hillo will be eligible for an annual performance cash bonus of up to 50% of his annual base salary based on meeting pre-determined periodic key performance indicators every year set by the mutual agreement of our Board's Compensation Committee and Mr. Hillo. Mr. Hillo will also be eligible to receive aggregate annual equity awards under our incentive compensation plan equal to 50% of his annual base salary. Such awards will be comprised of restricted common stock. 50% of the restricted common stock granted will vest immediately on the grant date, and the remaining 50% will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to satisfying key performance indicators and other performance criteria and his continued employment with us on the applicable vesting date. As a signing bonus, Mr. Hillo received stock options to purchase 37,324 shares of common stock at $15.70 per share, which will vest in equal one-third increments on each anniversary of the grant date. Mr. Hillo is entitled to a monthly electric vehicle and auto insurance allowance of up to $1,500 per month, and other employee benefits in accordance with our policies.

If Mr. Hillo's employment is terminated by us other than for Cause (which includes willful material misconduct and willful failure to materially perform his responsibilities to our company), he is entitled to receive severance equal to the number of months of his actual employment under the new employment agreement prior to the termination capped at a maximum payment of 12 months of his base salary.

If we undergo a "change in control" (which generally means a merger or acquisition of our company as a result of which the acquirer obtains more than 50% of our total voting power), Mr. Hillo will receive a severance payment equal to 2.99 times his annual base salary if (i) he loses his position as our General Counsel (excluding elevation to a more senior position), (ii) his title is changed to a lesser role, (iii) his compensation is materially decreased, or (iv) he is terminated without Cause during the merger/acquisition process or within one year after the closing of the transaction. Additionally, all restricted common stock and stock options held by Mr. Hillo will immediately vest upon a change in control.

On April 25, 2025, we entered into a new employment agreement with Aviv Hillo, who has been the Company's General Counsel since June 2018 and Executive Vice President of Mergers and Acquisitions since May 2022. The new employment agreement, which goes into effect as of June 1, 2025, extends Mr. Hillo's employment through June 1, 2027, and is automatically renewable for successive one-year periods thereafter unless either party provides timely notice of intent to terminate the agreement. The employment agreement provides that Mr. Hillo will receive an annual base salary of $456,000. In 2025, Mr. Hillo will be eligible for an annual performance-based cash bonus subject to the terms of the 2018 Plan and prorated based on the number of days from the effective date until the end of the year. Starting in 2026, and in subsequent years, Mr. Hillo will be eligible to receive an annual performance-based cash bonus in accordance with the STI Plan. In both 2025 and subsequent years, the target amount of such bonus will be equal to 55% of his annual base salary and the bonus amount will be based on meeting key performance indicators involving financial and strategic goals established by us with specific performance targets and potential awards determined by the Compensation Committee. Mr. Hillo will also be eligible to receive aggregate annual equity awards in accordance with the LTI Plan equal to 55% of his annual base salary during the remainder of 2025 and through 2026. Such awards will be issued in the form of restricted stock units. Of such restricted stock units, 50% of the restricted stock units are designated as performance-based stock awards and will vest in four equal installments upon the achievement of specified escalating stock price thresholds, and 50% of the restricted stock units are designated as time-based stock awards and will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to his continued employment with the Company on the applicable vesting date and satisfying the key performance indicators and other performance criteria. In 2027 and any renewal terms, performance-based and time-based equity awards will be made at the discretion of the Compensation Committee and vesting terms will be included in any award agreements, with a bonus amount of up to 55% of Mr. Hillo's annual base salary. We also agreed to grant Mr. Hillo a one-time performance-based award of $100,000 worth of restricted stock, vesting annually in equal one-third installments beginning on the first anniversary of the grant date. The above cash bonus and equity awards are subject to the Company's "clawback" policies.

Harjinder Bhade Employment Agreement

On October 30, 2023, we entered into a new employment offer letter with Harjinder Bhade, who has been our Chief Technology Officer since April 2021. The new offer letter, which extends Mr. Bhade's employment through October 2025 (and is automatically renewable for an additional one-year term unless either party provides timely notice of non-renewal), provides that Mr. Bhade will receive an annual base salary of $500,000. Mr. Bhade will be eligible for an annual performance cash bonus equal to 60% of his annual base salary based on meeting or exceeding key performance indicators established by the Compensation Committee of our Board and Mr. Bhade for the relevant 12-month period. Mr. Bhade will also be eligible to receive aggregate annual equity awards under our 2018 Incentive Compensation Plan equal to 60% of his annual base salary. Such awards will be issued in the form of restricted stock units. Of such restricted stock units, 50% of the restricted stock units will vest on the first anniversary of the grant date, and 50% of the restricted stock units will vest in equal one-third increments on each anniversary of the grant date, in each instance subject to his continued employment with us on the applicable vesting date and satisfying the key performance indicators and other performance criteria. We also granted to Mr. Bhade, upon the execution of the new offer letter, a signing bonus of 150,000 restricted stock units, vesting immediately. The above bonus and equity grants are subject to our clawback policies.

The other terms of Mr. Bhade's new offer employment letter closely followed the terms of his original employment letter, dated April 20, 2021.

If Mr. Bhade's employment is terminated by us other than for Cause (which includes willful material misconduct, willful failure to materially perform his job duties to our company and material violation of our company's code of conduct and policies), he is entitled to receive severance equal to the number of months of his actual employment under the new employment agreement prior to the termination capped at a maximum payment of 12 months of his base salary and accelerated vesting of his annual equity award for up to 12 months. If there is a buy-out or a "change of control," Mr. Bhade will also be entitled to obtain his base salary for a period of 12 months as a severance payment and, if Mr. Bhade is terminated without Cause, the balance of the additional $5.5 million in awards, any unvested equity awards and his annual performance bonus will immediately vest and be paid upon execution of a release and waiver agreement with the company.

As part of his original employment letter, dated April 20, 2021, Mr. Bhade entered into our standard Employee Confidentiality and Assignment of Inventions Agreement prohibiting Mr. Bhade from disclosure of confidential and/or proprietary information relating to the operations, products and services of our company and our clients and acknowledging that all intellectual property developed by Mr. Bhade relating to our business constitutes our exclusive property. Mr. Bhade further agreed that during his employment with our company he will not engage in, or have any direct or indirect interest in, any person, firm, corporation or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is competitive with the business of our company, including, without limitation, planning, developing, installing, marketing, selling, leasing and providing services relating to electric vehicle charging stations.

Compensation of Directors

The following table provides information for 2024 regarding all compensation awarded to, earned by or paid to each person who served as a director for all or some portion of 2024:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Martha J. Crawford	$ 5,435	$ -	$ -	$ -	-	$ -	$ 5,435
Jack Levine	$ 105,000	$ 150,000	$ -	$ -	-	$ -	$ 255,000
Ritsaart J.M. van Montfrans	$ 158,700	$ 180,000	$ -	$ -	-	$ -	$ 338,700
Mahidhar (Mahi) Reddy[2]	$ -	$ -	$ -	$ -	-	$ 137,191	$ 137,191
Kristina A. Peterson	$ 97,500	$ 150,000	$ -	$ -	-	$ -	$ 247,500
Cedric L. Richmond	$ 100,000	$ 150,000	$ -	$ -	$ -	$ -	$ 250,000
Total	$ 466,635	$ 630,000	$ -	$ -	$ -	$ 137,191	$ 1,233,826

(1) Mr. van Montfrans was awarded 48,649 restricted stock units representing a contingent right to receive one share of Common Stock and Messrs. Levine and Richmond and Ms. Peterson were each awarded 40,541 restricted stock units representing a contingent right to receive one share of Common Stock. These awards were granted on July 18, 2024 pursuant to the 2018 Incentive Compensation Plan with respect to service as a director during 2024-2025. The restricted stock units vest upon the earlier of (a) July 18, 2025 or (b) the date immediately preceding the next annual meeting of the stockholders of our company.

(2) Mr. Reddy was elected to our Board on July 29, 2022. The compensation reported for Mr. Reddy in this table is for compensation he received as an employee. Employee members of the Board are not paid separate compensation for serving on the Board. Mr. Reddy did not stand for reelection to the Board at the July 16, 2024 annual meeting of stockholders.

Agreements Regarding Board Service

In June 2022, the Board approved a Board compensation plan (the "2022 Board Plan"), superseding the prior compensation structure adopted by the Board in December 2017. The 2022 Board Plan only applies to the non-employee members of the Board. The employee members of the Board are not paid separate compensation for serving on the Board. The 2022 Board Plan superseded all prior compensation arrangements with the Board members.

Pursuant to the 2022 Board Plan, each non-employee member of the Board receives an annual cash retainer of $80,000. The chairman or lead independent director of the Board (currently, Mr. van Montfrans) receives a supplemental annual cash retainer in the amount of $30,000. Each non-employee member of the Board that serves in a chairperson role or as a member of a committee receives a supplemental annual cash retainer in an amount equal to the corresponding role: (i) Chair of the Audit Committee - $15,000; Member of the Audit Committee - $7,500; (ii) Chair of the Compensation Committee - $15,000; Member of the Compensation Committee - $5,000; (iii) Chair of the Nominating and CGS Committee - $10,000; Member of the Nominating and CGS Committee - $5,000; and (iv) Chair of the Strategy & Growth Committee - $10,000; Member of the Strategy & Growth Committee - $5,000. The annual and supplemental cash retainers are payable quarterly during the last month of each quarter. We reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending Board and company meetings or events. Commencing in August 2023, we also provide our Chairman of the Board a monthly electric vehicle car allowance of $1,100.

In addition, each non-employee director will receive an annual award for the number of shares of our common stock that have a market value of $150,000 based on the closing price of the common stock on the last business day preceding the grant date. The lead independent director will receive an additional annual award for the number of shares of our common stock that have a market value of $30,000. Equity-based compensation will be granted on or about March 31 of each year, based on the fair market value of our common stock on the grant date. We believe that equity compensation helps to further align the interests of our directors with those of our stockholders because the value of directors' share ownership will rise and fall with that of our other stockholders. No equity awards will include any form of "gross-up payment" to cover taxes. Additionally, there is a limit on the number of shares of common stock granted to each non-employee director such that the fair market value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year will not exceed $200,000.

In connection with the 2022 Board Plan, the Board implemented the following procedures for future issuances of stock awards: (i) stock awards are formally approved through a Board or committee resolution; (ii) the terms of each stock award in an award agreement are executed contemporaneously with the grant; (iii) stock awards to non-employee directors are counted towards the $200,000 maximum stated above and measured by the fair market value of those awards as of the grant date set forth in the award agreement; and (iv) an individual has been appointed to ensure the shares of stock are promptly issued pursuant to the award agreement.

Retirement and Savings Plan – 401(k)

We maintain a tax qualified retirement plan (the "401(k) Plan") that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may participate in the 401(k) Plan on the entry date coincident with or following the date they meet the 401(k) Plan's age and service eligibility requirements. The entry date is either January 1 or July 1. In order to meet the age and service eligibility requirements, otherwise eligible employees must be age 21 or older and complete three consecutive months of employment. Participants are able to defer up to 100% of their eligible compensation subject to applicable annual Code limits. All participants' interest in their deferrals are 100% vested when contributed. Currently, the 401(k) Plan does not provide for any matching contributions on employee deferrals.

Incentive Compensation Plans

In July 2018, our Board adopted the 2018 Plan. The holders of a majority of our shares of common stock approved the 2018 Plan at our stockholders meeting held on September 7, 2018. The 2018 Plan enables us to grant stock options, restricted stock, dividend equivalents, stock payments, deferred stock, restricted stock units, stock appreciation rights, performance share awards, and other incentive awards to employees, directors, consultants and advisors, and to improve our ability to attract, retain and motivate individuals upon whom our sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in us. Stock options granted under the 2018 Plan may be non-qualified stock options or incentive stock options, within the meaning of Section 422(b) of the Code, except that stock options granted to outside directors and any consultants or advisers providing services to us or an affiliate shall in all cases be non-qualified stock options. The option price must be at least 100% of the fair market value on the date of grant and if, issued to a 10% or greater stockholder, must be at least 110% of the fair market value on the date of the grant.

The 2018 Plan is administered by the Compensation Committee of the Board, which has discretion over the awards and grants thereunder. At our stockholders meeting held on July 24, 2023, stockholders approved an amendment to the 2018 Plan to increase the aggregate maximum number of shares of common stock for which stock options or awards may be granted pursuant to the 2018 Plan from 5,000,000 to 7,000,000. No awards may be issued on or after September 7, 2028.

As of December 31, 2024, stock options to purchase an aggregate of 986,165 shares of common stock and 4,974,178 restricted shares of our common stock were outstanding and issued to employees and members of the Board under the 2018 Plan.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, our company is providing the following information about the relationship between the annual total compensation of the company's employees and the annual total compensation of the chief executive officer during the 2024 fiscal year. The CEO pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

As of December 31, 2024, we had 594 employees, including 542 full-time employees.

We determined the total annual compensation for our employees for the year ended December 31, 2024 using data from our payroll records for the month of December 2024, which we then extrapolated for the full year of 2024. The components of total annual compensation for our employees are the same as those used to determine the total compensation of our NEOs for the purposes of the Summary Compensation Table. Total annual compensation for our CEO during the 2024 fiscal year was annualized based on Mr. Jones' employment agreement entered into in May 2023. We did not make any full-time equivalent adjustments for part-time employees. The results were then ranked, excluding the chief executive officer, from lowest to highest, and the median employee was identified. We then compared the total annual compensation of the median employee to that of the chief executive officer. The total annual compensation of the median employee for the year ended December 31, 2024 was $51,500. For the year ended December 31, 2024, the ratio of our chief executive officer's total annual compensation to that of our median employee was approximately 29:1.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's total annual compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or employee of our company or any subsidiary of the company during the fiscal year ended December 31, 2024. No member of the Compensation Committee was a member of the compensation committee of another entity during the fiscal year ended December 31, 2024. None of our executive officers was a director or a member of the compensation committee of another entity during the fiscal year ended December 31, 2024. There were no transactions between any member of the Compensation Committee and the company during the fiscal year ended December 31, 2024 requiring disclosure pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

1. Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of the Original 10-K.
2. Other schedules are omitted because they are not applicable, not required, or because required information is included in the Consolidated Financial Statements or notes thereto.

(b) EXHIBITS

We have filed the exhibits listed in the Exhibit Index below in this Form 10-K/A:

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filed or Furnished Filing Date	Herewith
2.4	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc., and Fortis Advisors LLC (as Equityholders' Agent)	8-K	2.1	04/24/2023	
2.5	Amendment No. 2, dated as of August 4, 2023, to Agreement and Plan of Merger, dated as of June 13, 2022, by and among Blink Charging Co., SemaConnect LLC and Shareholder Representative Services LLC, as Stockholders' Representative.	10-Q	2.2	08/09/2023	
3.1	Articles of Incorporation, as amended most recently on August 17, 2017	10-K	3.1	04/17/2018	
3.2	Bylaws, as amended most recently on January 29, 2018	10-K	3.2	04/17/2018	
3.4	Certificate of Withdrawal for Series A Convertible Preferred Stock	8-K	3.1	04/07/2022	
3.5	Certificate of Withdrawal for Series B Preferred Stock	8-K	3.2	04/07/2022	
3.6	Certificate of Withdrawal for Series C Convertible Preferred Stock	8-K	3.3	04/07/2022	
3.7	Certificate of Withdrawal for Series D Convertible Preferred Stock	8-K	3.4	04/07/2022	
4.2	Form of Common Stock Purchase Warrant dated April 9, 2018	8-K	4.1	04/19/2018	
4.3	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	4.3	04/02/2020	
10.14*	2018 Incentive Compensation Plan	Proxy	-	08/14/2018	
10.18*	Employment Offer Letter, dated February 7, 2020, between Blink Charging Co. and Michael P. Rama	8-K	10.1	02/11/2020	
10.20*	Employment Offer Letter, dated as of March 29, 2020, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	04/20/2020	

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10.22*	Employment Agreement, dated December 27, 2021, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	12/29/2021
10.23*	Employment Agreement, dated April 20, 2021, between Blink Charging Co. and Harjinder Bhade	10-K/A	10.20	04/29/2022
10.24*	Employment Agreement, dated May 19, 2022, between Blink Charging Co. and Michael P. Rama	8-K	10.1	05/24/2022
10.25*	Employment Agreement, dated May 19, 2022, between Blink Charging Co. and Aviv Hillo	8-K	10.2	05/24/2022
10.29	Sales Agreement, dated September 2, 2022, between Blink Charging Co. and the Sales Agents	8-K	10.1	09/02/2022
10.31*	Employment Agreement, dated May 1, 2023, between Blink Charging Co. and Brendan S. Jones	8-K	10.1	05/05/2023
10.32*	Amendment to Blink Charging Co. 2018 Incentive Compensation Plan	14A	A	06/14/2023
10.33*	Separation and General Release Agreement, dated as of June 20, 2023, between Blink Charging Co. and Michael D. Farkas	8-K	10.1	06/23/2023
10.34*	Employment Offer Letter, dated October 30, 2023, between Blink Charging Co. and Harjinder Bhade	8-K	10.1	11/03/2023
10.35	Amendment to Sales Agreement, dated as of November 2, 2023, between Blink Charging Co. and the Agents	8-K	10.1	11/22/2023
10.36*	Executive Advisor Employment Agreement, dated August 27, 2024, by and between Blink Charging Co. and Brendan S. Jones	8-K	10.1	08/30/2024
10.37*	Chief Executive Officer Employment Agreement, dated January 23, 2025, between Michael Battaglia and Blink Charging Co.	8-K	10.1	01/28/2025
21.1	Subsidiaries of the Registrant	10-K	21.1	04/09/2025
23.1	Consent of Grant Thornton LLP	10-K	23.1	04/09/2025
23.2	Consent of Marcum LLP	10-K	23.2	04/09/2025
31.1	Rule 13a-14(a) Certification of Principal Executive Officer	10-K	31.1	04/09/2025
31.2	Rule 13a-14(a) Certification of Principal Financial Officer	10-K	31.2	04/09/2025
31.3	Rule 13a-14(a) Certification of Principal Executive Officer	10-K/A	31.3	04/29/2025
31.4	Rule 13a-14(a) Certification of Principal Financial Officer	10-K/A	31.4	04/29/2025
31.5	Rule 13a-14(a) Certification of Principal Executive Officer				X
31.6	Rule 13a-14(a) Certification of Principal Financial Officer				X
32.1**	Section 1350 Certification of Principal Executive Officer	10-K	32.1	04/09/2025
32.2**	Section 1350 Certification of Principal Financial Officer	10-K	32.2	04/09/2025
97.1*	Blink Charging Co. Policy for Recovery of Erroneously Awarded Compensation	10-K	97.1	03/18/2024
101.INS	Inline XBRL Instance.				X
101.XSD	Inline XBRL Schema.				X
101.PRE	Inline XBRL Presentation.				X
101.CAL	Inline XBRL Calculation.				X
101.DEF	Inline XBRL Definition.				X
101.LAB	Inline XBRL Label.				X
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)				

* Indicates a management contract or compensatory plan or arrangement.

** In accordance with SEC Release 33-8238, Exhibits 32.1 and 32.2 are being furnished and not deemed filed for purposes of Section 18 of the Exchange Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLINK CHARGING CO.

Date: May 14, 2025   By: */s/ Michael C. Battaglia*
                                                                    Michael C. Battaglia
                                                                    President and Chief Executive Officer
                                                                    (Principal Executive Officer)

Date: May 14, 2025   By: */s/ Michael P. Rama*
                                                                    Michael P. Rama
                                                                    Chief Financial Officer
                                                                    (Principal Financial and Accounting Officer)

19

BOARD OF DIRECTORS

Ritsaart J.M. van Montfrans
Chairman of the Board
(*Chief Executive Officer of Incision Group*)

Michael C. Battaglia
President, Chief Executive Officer and Director

Aviv Hillo
General Counsel and Executive Vice President – M&A

Brendan S. Jones
Director
(Former President and Chief Executive Officer of Blink Charging Co.)

Jack Levine
Director
(*President of Jack Levine, PA*)

Kristina A. Peterson
Director
(*Chief Executive Officer of Mayflower Partners*)

Cedric L. Richmond
Director
(*President of Richmond & Company, LLC*)

Martha J. Crawford
Director
(Operating Partner at Macquarie Asset Management)

EXECUTIVE MANAGEMENT

Michael C. Battaglia
President and Chief Executive Officer

Michael P. Rama
Chief Financial Officer

Aviv Hillo
General Counsel and Executive Vice President – M&A

Harjinder Bhade
Chief Technology Officer

TRANSFER AGENT

ClearTrust, LLC
16540 Pointe Village Drive, Suite 210
Lutz, Florida 33558

INDEPENDENT PUBLIC ACCOUNTANTS

Grant Thornton LLP
Tampa, Florida

LEGAL COUNSEL

Olshan Frome Wolosky LLP
New York, New York

STOCK LISTING

NASDAQ: BLNK – Common Stock

Safe Harbor Statement

This 2024 Annual Report (this “Annual Report”) consists of our Annual Report on Form 10-K for the year ended December 31, 2024, as amended. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, and markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “targets,” “contemplates,” “projects,” “predicts,” “may,” “might,” “plan,” “will,” “would,” “should,” “could,” “may,” “can,” “potential,” “continue,” “objective,” or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements included herein are based on information available to us as of the date this Annual Report and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report reflect our views as of the date of this Annual Report about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements and other risks detailed from time to time in our reports to the SEC.

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